Annual Report 2011-12


Cloud
Consulting
Engagement
Global talent
Innovation
Integration
Intellectual property
Knowledge
Mobility
Optimization
Partnership
Platforms
Products
Solutions
Sustainability
Transformation

Infosys 3.0

Accelerating growth

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

"You should be able to escape the gravitational pull of the past by constantly adapting and changing your engines of growth like a rocket."

N. R. Narayana Murthy
Chairman Emeritus, Infosys Limited

Infosys 3.0

Accelerating growth

Today, when much of the benefits of outsourcing have already been realized, clients are increasingly turning to providers who understand their businesses and become partners in their transformational journey. The IT services industry, however, is rapidly commoditizing and is staring at scalability issues. We see this as an opportunity to transform our business and be highly relevant to our clients.

Recently, we drew the road map for building tomorrow's enterprise, identifying seven trends that will shape the future of our clients' businesses. Our focus today is to be relevant to the whole range of our clients' spending – covering Business Transformation, Business IT Services and Business Innovation. Our goal is to have an improved portfolio of business that will ensure high-quality, industry-leading growth, enhanced revenue productivity and relatively higher margins. We have restructured the company and put in place a leadership structure to deliver on this transformational journey. Nurturing our diverse global talent pool is the key to propelling these growth engines and sustaining the momentum of our business.

Welcome to the new and improved version of Infosys, which we call Infosys 3.0

Download the report here:
http://www.infosys.com/AR-2012

This Annual Report is printed on 100% recycled paper as certified by the UK-based National Association of Paper Merchants (NAPM) and France-based Association des Producteurs et des Utilisateurs des papiers et cartons Recyclés (APUR).


The Emperor's New Mind
ROGER PENROSE

A note of thanks

The last Annual General Meeting on June 11, 2011 was the last time N. R. Narayana Murthy attended as the Chairman of the Infosys board. On August 20, 2011, he was given a farewell by the Infosys family at our Bangalore campus. The Board of Directors honored him with the designation of Chairman Emeritus. The Management rechristened the Mysore campus of Infosys as the N. R. Narayana Murthy Center of Excellence, and also named a building in each of our campuses after Mr. Murthy.

When Mr. Murthy and his co-founders started Infosys, being Number One in business was not the goal. Earning the respect of stakeholders came first. He instilled an exemplary set of values and corporate ethics into the DNA of the company. These went on to set corporate governance standards for the rest of the industry, just as the Global Delivery Model pioneered by him became the basis for much of technology services outsourcing from India. It is largely due to his personal leadership that Infosys has exemplified the best of India in terms of the quality of people, processes, products, services and governance for many years now.

There is no denying that there would be a vacuum after Mr. Murthy. We feel it as individuals who have had the privilege of having Mr. Murthy as a teacher, a mentor and a friend. Infosys feels it as an organization whose growth story has Mr. Murthy's vision and leadership written into every chapter. Not only did he mentor a new generation of leaders, but he also evangelized corporate governance practices that went on to set new standards of transparency in Indian business. He has touched millions of lives both directly and indirectly. His unique vision on sharing wealth created millionaires out of ordinary middle-class Indians and helped them raise their aspirations. It also changed the popular perception of businesses as mere amassers of wealth. His courage and conviction in starting Infosys on a shoestring capital sowed the seeds of entrepreneurship in many a young mind. The *Fortune* magazine recently recognized Mr. Murthy's vision and contribution to global business by naming him one of the 12 greatest entrepreneurs of our generation. For us at Infosys, he will always be the one who led by example and showed us the right path.

It is true that Mr. Murthy will not be involved in the decision making process and day-to-day running of Infosys any more. But he has created and mentored the next generation of leaders at Infosys who will take this company forward. We at Infosys are committed to continuing the journey that Mr. Murthy had started with renewed commitment to the values espoused by him.

S. Gopalakrishnan
Executive Co-Chairman of the Board

Growth through transformational partnerships

"We believe we have changed the consulting profession for the better and have raised clients' expectations on business value and cost-effectiveness."


Consulting
Engagement
Partnership
Integration



Stephen Pratt
Senior Vice President and Global Head of Consulting & Systems Integration

How is Consulting & Systems Integration relevant in the Infosys 3.0 journey?

As part of Infosys 3.0, we have aligned our strategy and consulting capability to build value for clients and to simplify and accelerate our leadership in this area. From the clients' perspective, they get a better return on their investment from us because they get better strategic thinking aligned to the technology implementation and they get it in a way that is delivered at a lower cost. This provides a higher value alternative to our clients and translates to our growth and margins. Over the years, we have aggressively built Consulting & Systems Integration in a model that used optimally distributed global talent, and we have institutionalized a rigorous value-based model for all our engagements.

What sets apart Infosys from other companies in the Consulting & Systems Integration space?

Like other top consulting firms, we offer a full range of services, from strategy to process design and implementation. However, we felt there was a fundamental problem in the profession that resulted in a track record of high-cost engagements that failed to achieve business objectives 50% of the time. So we decided to redefine the way the profession would operate. Fundamentally, we do consulting engagements differently in three specific ways.

First, we focus all actions of every engagement on the creation of shareholder value and customer value for our clients. Our consultants are consistently creating business value, regardless of their role in the engagement, strategic or technical.

Second, we do engagements in an optimized global manner. Work that needs to be done closest to the customer location is done onsite. Rest of the work is done at our global development centers including India to provide cost efficiency for our clients. This results in cost-optimized engagements.

Third, we employ professionals in our consulting organization who are smart, experienced and have global and local exposure. The vast majority of our onsite consultants have advanced degrees and many years of industry experience.

The overall results of these differences are successful business outcomes for our clients, cost-optimized engagements and a fast-growing capability for us.

What were the challenges in creating this new model?

Moving from a tech-heavy business model to a balanced consulting and IT services business model presented multi-dimensional challenges in brand, culture, policies, processes, professional development, performance management and client relationships. Over the last nine years, we have worked hard on these challenges and are proud of the progress we have made. We often discuss transformations of companies with our clients and we can relate first-hand to what it takes. This has helped us listen better to client challenges in their transformation journeys. All this hard work is paying off. We believe we have changed the consulting profession for the better and have raised clients' expectations on business value and cost-effectiveness.

What path did you choose to grow Consulting & Systems Integration?

We understood from the start that changing Infosys from a technology leader to a consulting and IT services leader was going to be a challenging transformation. We chose a strategy of incubation, coordination and then integration. We first created a subsidiary, Infosys Consulting Inc., and gave it the freedom to incubate leading consulting practices and culture. During these early days, we hired the core leadership team and challenged them to break new ground and build the best consulting team, intellectual property, and business practices. We then scaled this model in close coordination with the Enterprise Solutions and Systems Integration practices.

In fiscal 2012, we integrated these practices into Consulting & Systems Integration. We had established enough scale and internal reputation to make this integration possible, while retaining and expanding the best ideas to create an even stronger unified team.

What have been the results from our Consulting & Systems Integration practice?

The results of which we are most proud are the tremendous legacies of business value we have generated for our clients. This is central to advancing towards our aim of becoming a globally respected corporation. We have helped many clients become competitive and innovative. Additionally, we have grown a new business for Infosys to over US $2 billion in revenue and over 26,000 people.

What is the impact of Consulting & Systems Integration on our growth?

If you look at the revenue mix of Consulting & Systems Integration, it is fairly evenly distributed among the four main verticals of Infosys. We are still a little Americas heavy; we are focusing on growing Europe and the Rest of the World. Management Consulting Services (MCS) really drives a lot of the other revenue and the way we go to market, or the way we deliver as an integrated Consulting & Systems Integration unit.

What is your vision for Consulting & Systems Integration?

Our driving vision is to become the most respected Consulting & Systems Integration firm in the world. Specifically, we want to be the most respected firm for the business value we generate for clients for every dollar, euro, or pound invested in a consulting engagement. We also want to be the most respected as the best place to work for top Consulting & Systems Integration talent. Finally, we want to be most respected for our growth and profitability – the most successful business model in our space. This success will allow us to invest further in our client relationships, our people, and our market offerings.

Infosys – P&G : Investing in strategic partnerships

The partnership between Infosys and Procter & Gamble Company (P&G) began in 2007. In five years, the relationship has grown through execution of top priority transformation programs, the creation of new-to-the-industry services and co-creation of innovation for mutual business success. As we look back, some important principles of success stand out.

Top- to- top commitment to success

Strategic partnerships are founded on long-term goals. The relationship is guided by senior executives across the hierarchy of both companies, starting with Filippo Passerini, Group President, Global Business Services and Chief Information Officer P&G, and S. Gopalakrishnan, Executive Co-Chairman, Infosys Limited. We have a common plan for success and shared measures. These are reviewed regularly for progress, including twice a year by Passerini and Gopalakrishnan.

Execution excellence of large-scale transformation programs

Over the last five years, Infosys has successfully executed multiple business critical programs. These include transformation and migration of P&G's Order Shipping Billing processes in North America and Western Europe to SAP, integration of Wella PPC – an acquisition and one of the industry's most far reaching Enterprise Information Management programs. The award of each program had to be earned on value and capability. Entrusting these programs, especially since these ran in parallel for a while, reflects the confidence P&G has in Infosys.

Co-create, innovate and invest in mutual success

Sharing business risks together distinguishes a strategic partnership from a successful one. Infosys has created new-to-the-industry shared services for P&G such as Master Data, Business Reporting and Trade Promotions. The success of these services addresses P&G's business needs, but Infosys' ability to commercialize these with P&G support takes the relationship to the next level.

Creating new business models

Developing and Emerging Markets is of strategic priority to Infosys and P&G. Infosys has invested in building its TradeEdge™ platform for P&G. The platform accelerates profitable growth for companies that work with distributors. While P&G got the benefit of Infosys' investment, the platform created a new revenue service for Infosys, proven and supported by P&G. With this approach, P&G expects and gets the benefit of being the credible first customer of innovation from its partner.

Best talent for value creation

Top partner talent is required to manage such opportunities and partner with an industry leader like P&G. Infosys makes its top talent available to P&G for various programs and operations.

Our partnership with P&G ensures mutual win. As a testimony to the progress of the partnership, P&G recently awarded Infosys with its Business Partner of the Year 2011 award. Infosys was one of the six partners from P&G's ecosystem of over 70,000 global partners, to receive this award. We look forward to our sustained success together.

Growth through differentiation

"With Business IT Services, clients gain sustained operational superiority with the ability to significantly differentiate themselves in the marketplace."


Innovation
Optimization
Transformation
Differentiation



Chandrashekar Kakal
Senior Vice President and Global Head of Business IT Services

What is the charter for BITS as a re-invented growth engine for Infosys 3.0?

The objective of Infosys Business IT Services (BITS) is to work with clients worldwide through the efficient running of their IT operations. Our charter is to partner with clients in their journey towards unlocking greater efficiency from their existing IT assets – systems, processes and infrastructure. With BITS, clients gain sustained operational superiority with the ability to significantly differentiate themselves in the marketplace.

In the Infosys 3.0 journey, is the focus on BITS lower than earlier?

No. BITS is integral to the execution of the Infosys 3.0 strategy. The emphasis on BITS enables us to build deeper and sustainable client relationships, bring innovation into business processes, reduce costs and bring in overall visibility and predictability in our revenues.

Is BITS an independent service line now?

Clients continue to buy our individual services – Application Development and Maintenance, Testing, Infrastructure Maintenance and BPO. However, we have organized ourselves as single group to generate and deliver combined efficiencies to the client. Furthermore, the vertical alignment of BITS brings in the added advantages of domain flavor and scale of deployment. These factors play a crucial role in determining the applicability of offerings and the ease of deployment for clients across different verticals.

How does BITS plan to increase client relevance and help streamline their IT operations?

Growth through differentiation, especially in our core business functions, is the focus area for us. It is also important to be relevant to our clients in every sphere of their business. Infosys 3.0 in the context of BITS ensures that every member of BITS has a thorough understanding of the clients' businesses, challenges and expectations, to be the new change agents.

Today, clients spend their IT budgets across three major areas:

- To transform their business
- To innovate in their business
- To optimize costs of running their business

Currently, more than half of our clients' annual IT budget is spent on running and maintaining existing business applications – essentially operations that support today's business demands. This spend is critical to clients.

Our aim is to help our clients better utilize their existing IT budgets to develop or enhance systems to support the business velocity, while reducing costs so that the savings may be allocated for discretionary programs.

Our focus is on doing more with less, enabling efficiency and providing the compounding value of business optimization, thereby transforming our clients' businesses.

What are the significant focus areas for BITS?

The focus areas for BITS are to provide best-in-class services ranging across application development, application maintenance, independent testing and large-scale IT infrastructure rationalization. Our clients are keen on optimizing their IT spends, directed towards business operations. We are completely focused on helping them do so.

What is the market opportunity for these services?

The worldwide outsourced market for BITS is estimated to be over US $450 billion in 2012 and is expected to grow by 4% CAGR between 2012 and 2015. As the need for Business Optimization grows among our clients, it directly translates to clients spending on our business IT service lines of Application Development and Maintenance, Testing and Validation and Infrastructure services. We strongly believe that clients in the mature U.S. markets will look to us to help them better manage core and non-core business operations through judicious use of IT and BPO. Similarly, in Europe and the Rest of the World, we expect clients to utilize BITS services towards structuring IT spends better to meet business demands.

Further, the establishment of BITS is allowing us to open up new service lines. For example, end-to-end Infrastructure Testing service is born out of the combination of two of our most successful

service lines – Infrastructure Management and Independent Validation Services. The solution aims to help clients undertake migrations to cloud, combine data centers or acquire new assets more effectively.

It is estimated by industry analysts that 60-64% of client IT spending happens to run and optimize the business, which is directly supported by our BITS and BPO services.

What are we doing differently in this space to accelerate growth?

Given that our service lines comprise our core business, we believe each line individually holds a lot of relevance to our clients. Hence, it is absolutely essential to continue to invest and grow innovation in each service line. A testament to this is the constant and ever increasing IP that we continue to generate in each service line, while keeping client requirements at the center of all our innovation plans.

However, we are committed to providing our clients innovation not just within each service line but also across. We can deliver value by innovating at the intersection of the existing service lines. We strongly believe that the next level of business efficiencies will be released from this kind of innovation.

Further, the new horizontal and corporate alignment of BITS creates a very strong structure to enable faster innovation and rapid deployment. In our new structure, 'client intimacy' is delivered through vertical axis and 'cost efficiency' is derived through the horizontal axis.

How are clients impacted by the creation of BITS?

IT buyers typically do not buy all their business IT services from a single services company. They prefer a multi-sourcing strategy, associating certain services with certain companies. Research shows that traditional buying patterns change during atypical situations like a tough economic environment that mandates CIO budget cuts, without disrupting discretionary IT spending.

The combined service suite of BITS targets this inflection point. BITS as a combined service line offers optimization benefits that individual service lines cannot. In addition, our differentiated offerings within and across individual service lines will bring in a much-needed freshness.

BITS aids end-to-end Business Optimization



Malcolm Beane
Chief Operating Officer, Brit Insurance

"This strategic relationship will bring Brit Insurance increased scalability, flexibility and operational effectiveness to support our core business areas of underwriting, claims and investment management while allowing us to retain strategic leadership and ownership. We are looking forward to working with Infosys, which is a global provider of consulting and technology services with a proven track record of delivery."

Integrated approach for an end-to-end engagement with Brit Insurance

We have been selected by Brit Insurance, an international general insurance and reinsurance group specializing in commercial insurance, to help streamline their IT and business processes as part of their strategy to focus on core business objectives. The engagement positions us as the single partner responsible for the end-to-end management of Business Processes, Application Development and Maintenance, and Infrastructure Services – in other words, effectively responsible for supporting the entire IT operations of Brit Insurance.

The move will see a number of non-customer facing operational and IT activities, including IT infrastructure support and applications management and development being transferred to us. We will be supporting core business areas of underwriting, and other related administrative processes.

Our focus on cross service functions of Service Management, Transition, Transformation and Service Improvement is expected over time to help optimize IT Operations for the client. Apart from process improvement, we will help the client consolidate multiple vendors for Network and Data Center hosting services with the aim of delivering further cost reductions. We will also be providing process consolidation for the client, based on Information Technology Infrastructure Library (ITIL) principles designed to further improve service levels.

This win is a validation of our integrated industry solutions approach in improving client experience.

Enhancing growth through innovation

"Products, platforms and solutions will make us highly relevant to our clients and markets, address the scalability issues faced by the industry and accelerate our growth with enhanced repeat business."


Platforms
Solutions
Products
Innovation



Sanjay Purohit
Senior Vice President and Global Head of Products, Platforms and Solutions

How are our products, platforms and solutions relevant to Infosys 3.0?

Products, platforms and solutions are extremely relevant to achieve the high quality growth envisaged in our Infosys 3.0 strategy. Through this innovative suite of offerings, we participate proactively in our clients' innovation spend by reducing their time-to-market while accelerating growth. We already have booked business of around US $350 million that will be realized over the next four years.

We will further accelerate our growth in this area over the coming years through enhanced investments, mergers and acquisitions. Products, platforms and solutions will make us highly relevant to our clients and markets, address the scalability issues faced by the industry and accelerate our growth with enhanced repeat business.

Is our products, platforms and solutions strategy relevant to clients?

We have seen global corporations redefine their businesses, in terms of what they offer their markets and customers, how they understand customers, build relationships with stakeholders and operate globally. Rapid advancements in technology affect the pace of innovation and transformation. From a clients' enterprise perspective, this velocity of change poses three key challenges – re-balancing investments to create differentiation through innovation; moving the cost structure from being capital expense (capex) intensive to variable operating expense (opex) based and reducing cycle time of realizing the return on investments. As part of Infosys 3.0, our strategy of growing innovative products, business platforms and solutions is focused on addressing these key challenges.

How do our product offerings help accelerate growth?

Our products deliver business capabilities and differentiated functionalities. We invest in both industry-specific and cross-industry product offerings. Clients use these as standalone or customized solutions or as building blocks in large enterprise business processes.

For instance, Finacle™, our successful product suite helps clients improve customer retention through cross-channel integration, increases efficiency by leveraging technology and processes, enhances revenue from new product innovation and manages regulation and compliance. Over 150 banks across the world use Finacle™, across 45,000 branches.

Clients are adopting our suite of product offerings such as Customer Self-Service Energy Manager, which helps ensure customer delight through sustainable energy management and revitalizes customer service and the Omni-Channel Personalization Engine, which helps retailers foster consumer relationships by presenting personalized content across channels.

What are Infosys' platform offerings and how do they impact clients?

Our business platforms, Infosys Edge™, used by over 30 clients, are built on specific themes to help clients drive deeper engagement with digital consumers, build smarter organizations and address the needs of emerging markets. Each platform is built on core intellectual property that we have developed, partnered or acquired. We host, operate and manage these platforms, which are offered to our clients on an outcome / subscription based pricing model. For instance, Infosys BrandEdge™ addresses the comprehensive digital marketing needs of clients. Infosys TalentEdge™ enables clients deepen employee engagement. Infosys WalletEdge™ enables a financial ecosystem of consumers, merchants, telcos, etc., to tap the potential of mobile commerce.

Infosys BrandEdge™, the digital marketing platform was launched in partnership with Fabric Worldwide, a WPP company and built an ecosystem of over 30 cloud partners.

What about cloud, mobility and sustainability?

We developed the Cloud Ecosystem Hub solution by envisioning a single point of accountability for all our clients' cloud needs. Our clients can now easily automate, provision, secure and govern their Hybrid Clouds. We invested in over 3,000 cloud experts, who are now delivering over 140 engagements across industry verticals.

Our enterprise mobility suite spans multi-device and multi-platform mobile environments. Clients leverage our intellectual assets, pre-built micro-apps, tools, accelerators and agile methodologies to accelerate their mobility strategy. We co-create mobility-led business solutions with clients such as the Mobile Point of Sale solution (co-created with a large U.S. specialty retailer).

We leveraged our investments in Infosys Labs, our research and development arm, and our relationships with world-renowned R&D and academic organizations to co-create a suite of sustainability solutions. Our clients are deploying our Enterprise Sustainability Reporting and Energy Management Solutions. For instance, we co-created a Geographical Interface Service (GIS) to improve utility performance, with the Bangalore Electricity Supply Company (BESCOM).

How are we accelerating growth in products, platforms and solutions?

While we address market opportunities, we will continue to focus on introducing new offerings, active marketing and in building scale. For instance, we partnered with the Income Tax Department, Government of India to set up the Income Tax-Centralized Processing Centre for managing income tax returns.

We are doubling our investments in the Product Research and Development Center (PRDC) to accelerate intellectual property design and development. Our Supply Chain Performance Management Suite, an advanced analytics product, is an outcome of this investment. Our acquisitions of the Portland Group (procurement space) and McCamish Systems LLC (insurance space) are aligned to our strategy of developing business platforms through partnerships and acquisitions.

We invested in state-of-the-art Experience Centers in India and Europe to showcase our products, platforms and solutions in active environments. Infosys Labs launched a unique interactive technology medium, Infosys Labstorm, to share our offerings and capabilities with clients.

We are building online communities with thought leaders in technologies like cloud, mobile, big-data and social. To achieve scale in execution, we are investing in world-class hosting infrastructure and investing in attracting best-in-class global talent.

We are excited about the medium and long-term growth opportunities, the client value we are creating and the investments we are making in driving innovation-led growth.

Innovation edge

airtel money: Fueling the Digital Payments Economy

Rapid advancements in mobile phone technology and its increased reach has given rise to innovative models of new age commerce which empower businesses and consumers. Among these, mobile payment models are slated to touch the lives of millions and enable businesses to reach out to a vast population with possibilities that never existed.

Infosys WalletEdge™ is a mobile commerce platform provided by Infosys for airtel money services provided by Airtel M Commerce Services Limited, a wholly-owned subsidiary of Bharti Airtel Limited (Airtel). Airtel is a leading integrated telecommunications company, which is ranked among the top five mobile service providers, globally.

Infosys WalletEdge™ is centered on Infosys' core intellectual property, Finacle Digital Commerce, associated infrastructure, and technology and operations. It is delivered through a private cloud and will empower airtel money customers to make cashless payments and settlements.

Airtel money customers can now pay bills, re-charge accounts, make instant money transfers and transact online through multiple channels including mobile phones, Interactive Voice Response and Point of Sale. This gives airtel money the distinction of being India's first mobile based wallet service offered by a subsidiary of a mobile operator.

It will also play a pivotal role in driving financial inclusion in India. Together, Airtel and Infosys are offering customers across India a compelling proposition, to accept airtel money as a way of life.

Centralized Processing Centre for the Income Tax Department of India: An end-to-end transformation project

On February 23, 2009, Infosys was awarded a project for 'Establishing and Operating the Centralized Processing Centre (CPC) for the Income Tax Department'. This project involves outsourcing the processing of income tax returns – both e-filed (pan India) and paper filings (Karnataka and Goa).

The Central Board of Direct Taxes (CBDT), Income Tax Department, Ministry of Finance, Government of India wanted to re-engineer its business processes and deliver efficient and consistent services to taxpayers in processing of returns. This includes an overhaul of the IT infrastructure, outsourcing Permanent Account Number (PAN) issuance / governance, and e-filing tax returns.

The Centralized Processing Centre is the largest custodian of the income tax business rules in electronic form. It has a 60-person centralized Customer Care Centre, a first-of-its-kind, to help address taxpayer enquiries and grievances.

Since its inception till date, the CPC has processed over 22 million e-filed returns. In fiscal 2012, CPC processed 13.2 million returns, a jump of 52% over fiscal 2011 when about 8.7 million returns were processed. The average time to process a return from date of receipt of Income Tax Return Verification (ITRV) also dropped from 151 days to 31 days. Refunds worth ₹147 billion have been issued directly to taxpayers. Over 20 million documents have been archived in the Record Management facility during the financial year.

The successful functioning of the CPC has led to a quantum jump in e-filing of income tax returns in India. The CPC is gearing up to meet the increased expectations of taxpayers.

This project showcases the success of an end-to-end business transformation of a key function of the Government of India and has won various national-level awards.

Nurturing tomorrow's talent

"The Infoscion 3.0 should possess a combination of technology and domain skills along with the ability to innovate, and should be a culturally sensitive and socially aware individual."


Global talent
Sensitivity
Value system
Knowledge



Srinath Batni
Director and Head of Delivery Excellence

How does talent strategy ensure growth?

To address the twin challenges of commoditization and scalability that we face today, an innovative adoption of technology is required. In a knowledge-based industry, the main ingredients for success include technological skill, domain knowledge and an innovative, problem-solving mindset. Therefore, talent plays a significant role in making a corporation adept at engaging with clients and skilled at responding to rapid changes. It is an integral part of our strategy to ensure growth.

Talent is our biggest asset and talent strategy is important, to acquire and manage this asset effectively. A recent study by McKinsey and Co. found that companies with a well-defined talent strategy grow faster than their peers. As superior growth is the biggest target of an organization, talent strategy naturally becomes a key component of the business strategy of enterprises. Our talent strategy is aligned to our business strategy.

What is the relevance of talent strategy in Infosys 3.0?

Our mission for Infosys 3.0 is to become strategic partners to our clients. To do this, we need to partner with them on their technology spend and deliver tangible business value. Talent strategy is critical to deliver this promise. We leverage local talent for client engagement which can strengthen and sustain deep client relationships. Our glocal talent strategy ensures we hire employees with superior domain, technology and product development skills so they can deliver tangible business value.

As we expand into newer markets, how do we address the 'be local to be global' challenge?

We are a global company and intend to globalize our workforce more. To gain an advantage in global talent markets, we are creating awareness about our brand. This helps in marketing our services and products in the geographies we operate in, and in turn attract the brightest talent.

We are doing this through close interaction with educational institutions, industry associations and local talent market in different geographies. We also run an extremely successful Campus Connect program, to collaborate with educational institutions and help scale their curricula to meet industry demands. To date, this program has reached out to over 600 educational institutions in India, China, Mexico and Malaysia.

What are the imperatives of a global workforce and what are the inclusion policies that we need to embrace?

Being a globally respected corporation, diversity and inclusivity are part of our DNA. Our employee strength, as at March 31, 2012, was 1,49,994 and comprises employees from 85 nationalities. To create a global workforce for tomorrow, it is important to adopt diversity as a key strategy. Equal opportunities are being created for everyone to excel and contribute, irrespective of gender, race or age. Special provisions are also being made to accommodate those who are differently abled.

Every year, we receive interns from across the world, and many of them conduct Cultural Immersion programs for us. These programs help Infoscions understand cultural nuances from around the world and aids them when they travel on work to various countries.

How do we nurture tomorrow's talent?

We nurture tomorrow's talent by understanding its nature, being sensitive to generational differences and creating a brand image that is in consonance with the aspirations of our target talent group. We recruit and nurture talent through a well-balanced approach of building capacity and capability. Capacity creation is about having world-class infrastructure to attract talent and instill pride in them. Nurturing talent is also about retaining talent. Capability creation involves training our talent pool continuously, so that they are armed to meet tomorrow's challenges, technological or otherwise. We spend around US $180 million every year on training.

Is there a mindset shift required for the making of an Infoscion 3.0?

Delivering business value while delivering our products and services is the mindset shift required for an Infoscion 3.0. The Infoscion 3.0 should possess a combination of technology and domain

skills along with the ability to innovate and should be a culturally sensitive and socially aware individual.

What are the challenges that will arise due to government regulations across nations and how should corporations like us deal with these?

First, we will adhere to our stated value system of following the rules and regulations of every country in which we operate. A combination of compliance and sensitivity to local laws and customs while keeping our core values intact is what we will use to tap the global talent pool. We operate in various markets and we believe that it is imperative to contribute to the local societal needs such as high-value employment generation and knowledge enhancement. As a socially responsible organization, we aim to contribute to the larger community development in all the locations where we operate. Legislations have a tendency to push towards leveling, while the top talent everywhere wants recognition and incentives. Corporations like us must strike a balance between the two.

Does the changing demography of the future workforce pose a challenge to the Management?

We must remember that the future workforce would be younger, smarter and more tech savvy than the earlier generation. The challenge for the Management would be to understand and reach out to this workforce. New technology concepts such as social networking, collaborative workbenches and crowdsourcing along with a flexible work environment are some of the things that every management would require to adopt and use in innovative ways to attract and retain talent.

Our *glocal* talent strategy



Franz-Josef Schuermann
Country Head, Infosys Germany

"Combining the Global Delivery Model (GDM) with our local talent strategy has aided in accelerating growth and innovation insourcing."

Many of the developed economies such as Germany, U.S., U.K. and France suffer from a substantial shortage of young engineering and IT professionals. Therefore, leading companies in the Consulting and IT services segment have to win over the local Generation Y population to ensure sustainable business globally.

Germany is one of the global investment areas of Infosys. It is the fourth largest economy in the world with an export quota of 42%. Companies such as Daimler, Volkswagen, or ThyssenKrupp are dependent on service providers with global delivery models to overcome the national talent shortage and to strengthen their technology leadership and innovative force. Outsourcing and offshoring have thus turned into 'Innovation Insourcing'.

Tomorrow's Talent is at the heart of our strategy to address the local needs of a market with a global outlook. For markets like Germany, it is vital for us to create a strong local workforce. During the last two years, we have recruited a local management-consulting workforce in Germany that has deep experience in working with the biggest companies in their most important transformational programs. Currently, we are building further local delivery capabilities in a larger number of process and technology domains.

The Consulting and IT services for the German market require rigorous focus. It has been a significant challenge for us to build a brand as an employer of choice as well as to attract top talent. Potential employees can choose between employers and markets, and the local 'Gen Y' is not afraid of demanding a strong private and business balance, top social benefits and an outstanding work environment.

From fiscal 2010 to fiscal 2012, our revenue in Germany has doubled. We have added some of the largest and most innovative German companies to our list of clients. Our new office in Frankfurt is attractive to employees and also a visible sign of our commitment to the local market.

During the last two years we have seen some extraordinary growth. The aim is to grow even further and make us one of the top 10 Consulting and IT Services providers in Germany. Nurturing tomorrow's demanding talent, who have the power of demographics on their side and are well connected through social networking, is the key to scaling up in our local market.

Historical data

in ₹ crore, except per share data

Income


3,623
4,761
6,860
9,028
13,149
15,648
20,264
21,140
25,385
31,254 (1)
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Operating profit (PBIDTA)


1,272
1,584
2,325
2,989
4,225
4,963
6,906
7,360
8,414
10,061 (1)
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Profit after tax [2]


958
1,243
1,859
2,421
3,777
4,470
5,819
5,755
6,443
7,986 (1)
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Market capitalizations


26,847
32,909
61,073
82,154
1,15,307
82,362
75,837
1,50,110
1,86,100
1,64,592
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Basic EPS [2]


18.09
23.43
34.63
44.34
67.82
78.24
101.65
100.37
112.26
139.07 (1)
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Book Value


53.98
61.03
96.87
125.15
195.41
235.84
310.90
384.01
426.73
518.21 (1)
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Notes: The above figures are based on Indian GAAP standalone financial statements.

(1) On October 7, 2011, the Board of Directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into a scheme of amalgamation and initiated its merger with Infosys Limited. The termination of Infosys Consulting Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting Inc., have been transferred to Infosys Limited.

(2) Excluding extraordinary and exceptional item.

Contents

Letter to the shareholder



"We have had a long history of industry-leading performance and of sustained value-creation for all our stakeholders. We believe in our strategy and are confident of its success."

S. D. Shibulal
Chief Executive Officer and Managing Director

Dear Shareholder,

It is a great honor for me to lead Infosys since becoming CEO in August 2011. The last year has been hectic for us, with key management changes, re-organization of the company, and implementation of the new Infosys 3.0 strategy while facing an uncertain global economic environment. At the beginning of the fiscal, we had projected a revenue growth of 15.4% to 17.3% in rupee terms and 18% to 20% in U.S. dollar terms. However, at the end of the fiscal, we achieved a growth of 22.7% in rupee terms and 15.8% in U.S. dollar terms. While the macro-economic challenges have been overwhelming, we were also impacted by company-specific issues such as the re-organization.

Yet, we have done well under the circumstances. In rupee terms, our consolidated revenues grew by 22.7% year-on-year, our net profit after tax grew by 21.9% year-on-year, our revenue productivity went up by 4.7% year-on-year, our operating cash flows were 24.3% of our revenues, our operating cash flows as a percentage of net income was 98.7%, our Return On Capital Employed (ROCE) was 38.5%, we added 172 new clients, and ended the year with US $350 million of booked business for our Product, Platforms and Solutions (PPS) business, excluding Finacle™.

The IT services industry is facing the twin challenges of commoditization and scalability. Clients today are increasingly turning to service providers who understand their businesses and their challenges, since much of the outsourcing benefits have already been realized. Demand is shifting from traditional horizontal offerings to industry-specific high-value offerings. Our clients are also looking for transformation partners to help them reduce their capex by converting them into opex, thereby increasing their return on investment. We had two choices for the road ahead. We could continue to play the traditional outsourcing game by commoditizing more of the existing business and concentrating on short-term growth; or we could re-define the industry with a new strategy that addresses the current challenges and enables us to achieve superior growth in the medium to long term. We chose the latter path and announced our new growth strategy – Infosys 3.0 – which will enable us to balance high-quality, industry-leading growth, with high revenue productivity and relatively superior margins. As always, we will balance the short-term market opportunities with medium to long term strategic intent.

Our Building Tomorrow's Enterprise strategy continues to see good traction with our clients, and we are executing strongly on this through our Infosys 3.0 structure. We continue to make focused investments in our organizational capabilities. At the same time, we must realign our offerings more closely to the business priorities of our clients. With that broad objective in mind, we have re-grouped our service offerings under four heads — Financial Services and Insurance; Manufacturing; Energy, Utilities, Communications and Services; and Retail, Consumer Packaged Goods, Logistics and Life Sciences.

We are building a Consulting & Systems Integration business that combines world-class business consulting with high-quality offshore systems integration. We were chosen by an American public electric and water utility to help transform its legacy IT applications. We were engaged by a Middle Eastern gas distributor as a strategic partner for its customer relationship management implementation. A U.S. cable multi-system operator selected us to create a center of excellence for data integration that would optimize costs and ensure a faster time-to-market for new offerings.

The new Business IT Services (BITS) structure has given us the opportunity to integrate our mature lines of business across Application Development and Maintenance (ADM), Independent Validation Services (IVS) and Infrastructure Management Services (IMS) to drive greater efficiency in our clients' businesses. Within BITS, we are innovating to create new service lines cutting across existing offerings. We have been selected by a natural gas and electric utility company to modernize its data center, and implement a robust disaster recovery process. We are working on a multi-year open source adoption program for a machinery and engine manufacturer, to reduce its licensing and infrastructure costs.

We are witnessing greater momentum with our PPS offerings. This fiscal, PPS contributed to 5.8% of our revenues. Our flagship offering for the banking industry, Finacle™, continued to grow, with 52 client wins this fiscal. We added 44 clients across our products and platforms, 28 on our Infosys Edge™ platforms and 16 for our new industry-specific products. We recently announced the doubling of size of our Product Research and Development Center in India to enhance the design and development of our offerings.

Our Cloud unit is one of our new growth engines. We have over 3,000 cloud experts and 140 engagements. We have over 30 best-in-class cloud partners and are investing in focused solutions and intellectual property to offer greater value to clients. Over the last quarter, we won 15 programs across cloud services, big data and security. While these are early gains, they clearly point to the increasing adoption of solutions that accelerate innovation-led growth for our clients.

Over the last six months, we have started mobility-related engagements with over 30 clients. Our mobility business helps clients improve field force productivity, quicken decision-making and improve customer engagement. For a large European telecom company, we are building a mobile-based work-order management solution for field-technicians. For a Canadian financial services major, we created an innovative tablet-based sales lead management solution for senior executives. We innovated across streams to create a first-of-its-kind mobile wallet for India's leading telephony company, to help its subscribers make cashless transactions and in the process, drive financial inclusion.

We are proud to be part of the Government of India's initiative to revamp the income tax system. After helping the Income Tax department establish the Centralized Processing Centre for handling tax returns, we have now been engaged to implement a comprehensive IT system to introduce greater efficiencies in processing the Tax Deducted at Source (TDS) statements that are filed.

As a company, our focus has always been high-quality growth. We strongly believe that margins and growth are equally important for an organization. We look on high margins as an output of what we do and not as a starting point for our revenue growth. We need to hire the best resources to significantly add value to our clients. To be future ready, we need to make all the necessary investments. This is possible only with superior revenue productivity and margins.

We have always delivered on our promise to our stakeholders – customers, employees, investors and others. I am as disappointed as you are with our performance in the January-March quarter of fiscal 2012. Our model was built on Predictability, Sustainability, Profitable and De-risking (PSPD). However, our predictability in the recent quarters has been impacted by challenges in the global economy coupled with internal organizational changes. I assure you that the Management is working harder than before to get back to delivering predictable performance.

Employees are our biggest assets. We have a long tradition of richly rewarding our employees – from distributing close to ₹50,000 crore as stock options, to distributing free shares on our 30th anniversary, or offering cash bonuses on special occasions. At Infosys, we believe in collective sacrifices and in the collective sharing of benefits. As we go through a challenging growth environment, we have decided to postpone the yearly salary increment for our employees. However, we will re-visit this decision the moment we get back on the growth path.

We ended the year with ₹20,968 crore in cash and cash equivalents including investments in available-for-sale financial assets and certificates of deposits. We have clearly articulated our financial policy of paying upto 30% of the net profits of the group as dividends to shareholders every year, generating a minimum Return On Capital Employed (ROCE) of twice our cost of capital and a minimum Return On Invested Capital (ROIC) of three times our cost of capital, with sufficient cash to run our business comfortably. We also require cash to fulfill our growth objectives through selective acquisitions. We have always balanced all of these and returned excess cash to shareholders whenever we determined so. Our Infosys 3.0 strategy requires us to focus on our acquisition strategy to enhance our capabilities in the PPS space as well as to build a strong platform for growth in identified geographies, services and industry verticals.

We are pleased to announce a final dividend of ₹22 per share for fiscal 2012 and a special dividend of ₹10 per share on the 10th anniversary of Infosys BPO. Earlier in the fiscal, we paid an interim dividend of ₹15 per share.

A number of awards and recognitions were bestowed on us this fiscal. We were ranked among the world's most innovative companies by *Forbes* and HOLT. We were named Asia's Most Preferred Brand in the Information Technology category at the Asian Leadership Awards. We were ranked among the greenest Indian brands for the third consecutive year in a consumer survey conducted by Cohn & Wolfe, Esty Environmental Partners and Penn Schoen and Berland Associates. *Newsweek* also featured us in its list of the world's top 10 green companies. Our sustainability initiatives in India won us the certificate of commendation for significant achievement among organizations with annual turnover of more than ₹500 crore at the CII-ITC Sustainability Awards, 2011. Even as we plan to add 7.9 million sq. ft. of built-up area to our existing infrastructure, we continue to adhere to the highest environmental standards — building Leadership in Energy & Environmental Design (LEED) certified structures, creating water harvesting facilities, and adopting innovative technology such as the radiant cooling system at our Pocharam campus in Hyderabad.

I am pained by the recent reports on alleged visa misuse by Infosys. As a company, we always comply with the letter and spirit of the law in every part of the world that we operate. Let me reiterate that there is not, nor was there ever a policy to use the B-1 visa program to circumvent the H-1B visa program. Any allegation or assertion that there is or was a corporate policy of evading the law in conjunction with the B-1 visa program is simply inaccurate. Like in the past, I am sure we will overcome this challenge too.

Over the past three decades, you, our shareholders, our clients, the governments of various countries, our partners, our employees and our well-wishers have supported our strategies and decisions and have stood by us through thick and thin. At the end of this eventful year and at the beginning of another challenging year, we thank each one of you and look forward to your continued support, belief and trust.

I am aware of the responses received from investors, the analyst community, the media and others on our recent performance. We take these responses in the right spirit and pledge to work hard to meet the elevated expectations of our stakeholders. But as all of you know, there is no shortcut to success. It comes with lots of hard work, determination and personal sacrifice. We have had a long history of industry-leading performance and sustained value creation for our stakeholders. We believe in our strategy and are confident of its success. Today, we have the right structure and leadership in place to achieve our strategic goals, and I could not be more excited about the journey ahead.

S. D. Shibulal
Chief Executive Officer and Managing Director

Bangalore
April 13, 2012

The year at a glance

Indian GAAP – Standalone

in ₹ crore, except per share data

	[1] 2012	2011	Growth (%)
Financial performance			
Income	31,254	25,385	23.1
Gross profit	13,419	11,118	20.7
Operating profit (PBIDTA)	10,061	8,414	19.6
Profit after tax [2]	7,986	6,443	23.9
EPS [2] (par value of ₹ 5/- each) : Basic	139.07	112.26	23.9
Diluted	139.06	112.22	23.9
Dividend Per share [3]	47.00	60.00	(21.7)
Financial position			
Capital expenditure	1,296	1,152	12.5
Fixed assets [4]	4,649	4,305	8.0
Cash and cash equivalents [5]	19,898	15,284	30.2
Net current assets [4]	22,428	17,541	27.9
Total assets [4]	35,815	28,854	24.1
Debt	–	–	–
Net worth	29,757	24,501	21.5
Cash and cash equivalents / total assets [4] (%)	55.6	53.0	–
Market capitalization	1,64,592	1,86,100	(11.6)

IFRS – Consolidated

in ₹ crore, except per share data

	2012	2011	Growth (%)
Revenues	33,734	27,501	22.7
Gross profit	13,926	11,585	20.2
Operating income	9,779	8,102	20.7
Net income	8,316	6,823	21.9
EPS (par value of ₹ 5/- each) : Basic	145.55	119.45	21.9
Diluted	145.54	119.41	21.9

in US$ million, except per share data

	2012	2011	Growth (%)
Revenues	6,994	6,041	15.8
Gross profit	2,876	2,544	13.1
Operating income	2,013	1,779	13.2
Net income	1,716	1,499	14.5
EPS (par value of ₹ 5/- each) : Basic	3.00	2.62	14.5
Diluted	3.00	2.62	14.5

Notes: 1 crore equals 10 million

[1] On October 7, 2011, the Board of Directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into a scheme of amalgamation and initiated its merger with Infosys Limited. The termination of Infosys Consulting Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting Inc., have been transferred to Infosys Limited.

[2] Before Exceptional item.

[3] Dividend includes ₹ 10 per share on account of completion of 10 years of Infosys BPO operations for fiscal year 2012 and 30th year special dividend of ₹ 30 per share for fiscal year 2011.

[4] Reclassified as per new schedule VI requirement for fiscal year 2011.

[5] Includes investment in certificate of deposit of ₹ 336 crore and ₹ 5 crore in liquid mutual funds for fiscal year 2012; certificate of deposit ₹ 119 crore for fiscal year 2011.

IFRS Consolidated (in ₹ crore)


22,742
27,501
33,734
2010
2011
2012
Revenues
6,219
6,823
8,316
2010
2011
2012
Net income

IFRS Consolidated (in US$ million)


4,804
6,041
6,994
2010
2011
2012
Revenues
1,313
1,499
1,716
2010
2011
2012
Net income


The Infosys Board of Directors

Standing:

David L. Boyles
Independent Director

Prof. Jeffrey S. Lehman
Independent Director

Dr. Omkar Goswami
Independent Director

Ravi Venkatesan
Independent Director

Srinath Batni
Director and Head of Delivery Excellence

Sridar A. Iyengar
Independent Director

B. G. Srinivas
Director and Head of Europe, and Global Head of Financial Services & Insurance

Ashok Vemuri
Director and Head of Americas, and Global Head of Manufacturing and Engineering Services

R. Seshasayee
Independent Director

Sitting:

Deepak M. Satwalekar
Independent Director

V. Balakrishnan
Director and Chief Financial Officer

K. V. Kamath
Chairman of the Board

S. Gopalakrishnan
Executive Co-Chairman of the Board

S. D. Shibulal
Chief Executive Officer and Managing Director

Ann M. Fudge
Independent Director

The Infosys Executive Council



Standing:

Stephen R. Pratt
Senior Vice President and Global Head of Consulting & Systems Integration

Prasad Thrikutam
Senior Vice President and Global Head of Energy, Utilities, Communications & Services

U. B. Pravin Rao
Senior Vice President and Global Head of Retail, Consumer Packaged Goods, Logistics & Life Sciences

Nandita Gurjar
Senior Vice President and Group Head of Human Resources

Basab Pradhan
Senior Vice President and Head of Global Sales, Marketing & Alliances

Chandrashekar Kakal
Senior Vice President and Global Head of Business IT Services

U. Ramadas Kamath
Senior Vice President and Head of Infrastructure, Commercial, Facilities, Administration and Security

Sitting:

B. G. Srinivas
Director and Head of Europe, and Global Head of Financial Services & Insurance

Srinath Batni
Director and Head of Delivery Excellence

V. Balakrishnan
Director and Chief Financial Officer

S. Gopalakrishnan
Executive Co-Chairman of the Board

S. D. Shibulal
Chief Executive Officer and Managing Director

Ashok Vemuri
Director and Head of Americas, and Global Head of Manufacturing and Engineering Services

Board and committees – Infosys Limited

The Board of Directors

K. V. Kamath
Chairman of the Board

S. Gopalakrishnan
Executive Co-Chairman of the Board

S. D. Shibulal
Chief Executive Officer and Managing Director

Ann M. Fudge
Independent Director

Ashok Vemuri
Director and Head of Americas, and Global Head of Manufacturing and Engineering Services

V. Balakrishnan
Director and Chief Financial Officer

David L. Boyles
Independent Director

Deepak M. Satwalekar
Independent Director

Prof. Jeffrey S. Lehman
Independent Director

Dr. Omkar Goswami
Independent Director

Ravi Venkatesan
Independent Director

R. Seshasayee
Independent Director

Sridar A. Iyengar
Independent Director

Srinath Batni
Director and Head of Delivery Excellence

B. G. Srinivas
Director and Head of Europe, and Global Head of Financial Services & Insurance

Executive Council

S. Gopalakrishnan
Executive Co-Chairman of the Board

S. D. Shibulal
Chief Executive Officer and Managing Director

Ashok Vemuri
Director and Head of Americas, and Global Head of Manufacturing and Engineering Services

V. Balakrishnan
Director and Chief Financial Officer

Basab Pradhan
Senior Vice President and Head of Global Sales, Marketing & Alliances

Chandrashekar Kakal
Senior Vice President and Global Head of Business IT Services

Nandita Gurjar
Senior Vice President and Group Head of Human Resources

Prasad Thrikutam
Senior Vice President and Global Head of Energy, Utilities, Communications & Services

U. B. Pravin Rao
Senior Vice President and Global Head of Retail, Consumer Packaged Goods, Logistics & Life Sciences

U. Ramadas Kamath
Senior Vice President and Head of Administration, Commercial, Facilities, Infrastructure and Security

Srinath Batni
Director and Head of Delivery Excellence

B. G. Srinivas
Director and Head of Europe, and Global Head of Financial Services & Insurance

Stephen R. Pratt
Senior Vice President and Global Head of Consulting & Systems Integration

Board Committees

Audit committee

Deepak M. Satwalekar
Chairperson

Ravi Venkatesan

R. Seshasayee

Sridar A. Iyengar

Compensation committee

Ann M. Fudge
Chairperson

David L. Boyles

Ravi Venkatesan

Nominations committee

Prof. Jeffrey S. Lehman
Chairperson

Ann M. Fudge

Ravi Venkatesan

Investor grievance committee

Dr. Omkar Goswami
Chairperson

Deepak M. Satwalekar

Prof. Jeffrey S. Lehman

Risk management committee

David L. Boyles
Chairperson

Dr. Omkar Goswami

R. Seshasayee

Sridar A. Iyengar

The Board of Directors – Subsidiaries

Infosys BPO Limited

V. Balakrishnan
Chairperson

D. Swaminathan
Chief Executive Officer and Managing Director

Chandrashekar Kakal
Director

Jayanth R. Varma
Independent Director

Sridar A. Iyengar
Independent Director

Infosys Consulting India Limited

Chandrashekar Kakal
Chairperson

S. D. Shibulal
Director

B. G. Srinivas
Director

Infosys Technologies (China) Co. Limited

Ashok Vemuri
Chairperson

V. R. Rangarajan
Chief Executive Officer and Managing Director

V. G. Dheeshjith
Director

T. P. Prasad
Director

Srinath Batni
Director

Infosys Technologies (Shanghai) Co. Limited

Ashok Vemuri
Chairperson

V. R. Rangarajan
Director and Legal Representative

Srinath Batni
Director

Infosys Technologies (Australia) Pty. Limited

B. G. Srinivas
Chairperson

Jackie Korhonen
Chief Executive Officer and Managing Director

V. G. Dheeshjith
Director

U. B. Pravin Rao
Director

Srinath Batni
Director

Infosys Technologies S. de R. L. de C. V.

Ashok Vemuri
Sole Manager

Infosys Technologies (Sweden) AB

S. D. Shibulal
Chairperson

Eric S. Paternoster
Director

Rajesh Krishnamurthy
Director

B. G. Srinivas
Director

Infosys Public Services Inc.

Prof. Jeffrey S. Lehman
Chairperson

Eric S. Paternoster
President and Chief Executive Officer

Ashok Vemuri
Director

Infosys Tecnologia do Brasil Ltda

Puneet Singh Gill
Legal Administrator

Directors' report

To the members,

We are delighted to present the report on our business and operations for the year ended March 31, 2012.

1. Results of our operations

in ₹ crore, except per share data

	2012	2011
Income from software services and products	31,254	25,385
Software development expenses	17,835	14,267
Gross profit	13,419	11,118
Selling and marketing expenses	1,453	1,219
General and administration expenses	1,905	1,485
Operating Profit Before Interest, Depreciation, Taxes and Amortization (PBIDTA)	10,061	8,414
Interest	–	–
Depreciation	794	740
Operating profit before tax	9,267	7,674
Other income, net	1,829	1,147
Net profit before tax and exceptional item	11,096	8,821
Provision for taxation	3,110	2,378
Net profit after tax and before exceptional item	7,986	6,443
Dividend income, net of taxes (1)	484	–
Net profit after tax and after exceptional item	8,470	6,443
Profit and Loss account balance brought forward	15,591	13,806
Reserves on termination of Infosys Consulting Inc.	(84)	–
Amount available for appropriation	23,977	20,249
Dividend		
Interim	862	574
Special dividend (2)	574	1,722
Final	1,263	1,149
Total dividend	2,699	3,445
Dividend tax	438	568
Amount transferred to general reserve	847	645
Balance in Profit and Loss account	19,993	15,591
EPS before exceptional item (3)		
Basic	139.07	112.26
Diluted	139.06	112.22
EPS after exceptional item (3)		
Basic	147.51	112.26
Diluted	147.50	112.22

Notes: 1 crore = 10 million

(1) Dividend received of ₹ 484 crore, net of taxes of ₹ 94 crore from the wholly-owned subsidiary, Infosys Australia Pty. Limited.

(2) 10 years of Infosys BPO operations for 2012 and 30th year special dividend for 2011.

(3) Equity shares are at par value of ₹ 5/- each.

2. Business

Our total income increased to ₹ 31,254 crore from ₹ 25,385 crore in the previous year, at a growth rate of 23.1%. Our software export revenues aggregated to ₹ 30,514 crore, up by 23.1% from ₹ 24,791 crore in the previous year. Out of the total revenue, 65.1% came from North America, 21.2% from Europe, 2.3% from India and 11.4% from the Rest of the World.

Our revenues from India have increased from ₹ 594 crore to ₹ 740 crore, with a growth rate of 24.6%. The share of the fixed-price component of the business was 41.1%, compared to 42.1% during the previous year.

Our gross profit amounted to ₹ 13,419 crore (42.9% of revenue) as against ₹ 11,118 crore (43.8% of revenue) in the previous year. The Profit Before Interest, Depreciation, Taxes and Amortization (PBIDTA) amounted to ₹ 10,061 crore (32.2% of revenue) as against ₹ 8,414 crore (33.2% of revenue) in the previous year. Sales and marketing costs were 4.6% and 4.8% of our revenue for the years ended March 31, 2012 and March 31, 2011, respectively. General and administration expenses were 6.1% and 5.8% of our revenues during the current year and previous year, respectively. The net profit after tax before exceptional item was ₹ 7,986 crore (25.6% of revenue) as against ₹ 6,443 crore (25.4% of revenue) in the previous year. We seek long-term partnerships with our clients that will enhance their value while addressing their IT requirements. Our customer-centric approach has resulted in high levels of client satisfaction. We derived 97.8% of our revenues from repeat business. We, along with our subsidiaries, added 172 new clients, including a substantial number of large global corporations. The total client base at the end of the year stood at 694. The client list for the current and previous years are as follows:

in Nos.

	2012	2011
Million-dollar clients	399	366
Five-million-dollar clients	190	187
Ten-million-dollar clients	132	126
Fifty-million-dollar clients	40	28
Hundred-million-dollar clients	13	11

During the year, we added 16.70 lakh sq. ft. of physical infrastructure space. The total available space now stands at 293.33 lakh sq. ft. The number of marketing offices as at March 31, 2012 was 65 as compared to 64 in the previous year.

3. Subsidiaries

We have nine subsidiaries: Infosys BPO Limited, Infosys Technologies (Australia) Pty. Limited, Infosys Technologies (China) Co. Limited, Infosys Consulting India Limited, Infosys Technologies S. de R. L. de C. V., Infosys Technologies (Sweden) AB, Infosys Technologia do Brasil Ltda, Infosys Public Services Inc., and Infosys Technologies (Shanghai) Co. Limited. We have four step-down subsidiaries: Infosys BPO s.r.o., Infosys BPO (Poland) Sp.Z.o.o, McCamish Systems LLC, and Portland Group Pty. Limited. To increase our client relevance and sustain industry leadership, we made organizational changes to the Company and as part of this re-organization we decided to integrate Infosys Consulting Inc. into Infosys Limited. Accordingly, on October 7, 2011, the Board of Directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into a scheme of amalgamation and initiated its merger with Infosys Limited. The termination of Infosys Consulting Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting Inc., have been transferred to Infosys Limited. Infosys Consulting India Limited (subsidiary of Infosys Consulting Inc.) is currently in the process of being merged into Infosys Limited. Further, Infosys BPO acquired 100% of the voting interest in Portland Group Pty. Limited, a strategic sourcing and category management services provider based in Australia for a cash consideration of ₹ 199 crore. This acquisition was completed during January 2012.

As per Section 212 of the Companies Act, 1956, we are required to attach the Directors' report, Balance Sheet, and Profit and Loss account of our subsidiaries. The Ministry of Corporate Affairs, Government of India vide its Circular No. 2/2011 dated February 8, 2011, has provided an exemption to companies from complying with Section 212, provided such companies publish the audited

consolidated financial statements in the Annual Report. Accordingly, the Annual Report 2011-12 does not contain the financial statements of our subsidiaries. The audited annual accounts and related information of our subsidiaries, where applicable, will be made available on request. The same will be published on our website, *www.infosys.com*. These documents will also be available for inspection during business hours at our registered office in Bangalore, India.

4. Products and platforms

Our products and platforms are focused on innovation-led business growth for our clients. Our offerings leverage the latest technologies in cloud computing, mobility, big data, rich media and social to provide guaranteed business outcomes.

Products

Finacle™

Finacle™ from Infosys is a comprehensive, flexible and fully web-enabled solution that addresses the core, e-banking, mobile, CRM, wealth management, treasury, and Islamic banking requirements of universal, retail and corporate banks worldwide. Finacle™, our universal banking solution, partners with banks worldwide to transform products, processes and customer experience, arming them with 'accelerated innovation' that is the key in building tomorrow's bank. Other offerings include the Finacle Core Banking solution for regional rural banks; Finacle Digital Commerce solution, which enables next generation digital payments; Finacle Alerts solution, which alerts end-users on events recorded by diverse business systems; Finacle Advizor, which combines the convenience of human intervention with banking self-service channels through the interplay of video, audio and data communication; and Finacle WatchWiz, a comprehensive new-generation monitoring solution that allows banks to monitor, diagnose and resolve issues.

Our professional services complement the solutions portfolio and includes consulting, package implementation, independent validation, migration, application development and maintenance, systems integration, software performance engineering and support.

Today, Finacle™ is the choice of 154 banks across 75 countries and powers operations across 48,500 branches. Finacle™ enables its customer banks to serve 423 million accounts and 347 million consumers worldwide. Finacle™ is regarded as a leader in the core banking market space by industry analysts since many years. Today, 42% of the banks leveraging Finacle™ are among the Top 1000.

Finacle™ is one of the most scalable core banking solutions in the world with an unparalleled performance benchmark of 104 million effective transactions per hour for channel (non-branch) transactions and 41 million effective transactions per hour for branch transactions. This year, Finacle™ also sets a new global performance benchmark for Finacle e-banking solution by effectively managing over half a million online transactions and supporting over 2.8 million web page visits, with over 33,000 concurrent users in 30 minutes.

Our other product range includes:

Flypp™ : This is a white-labeled app marketplace that helps our partners to actively engage with their consumers across digital channels.

Infosys Customer Self-Service Energy Manager : This product helps utilities ensure customer delight through sustainable energy management and revitalized customer service.

Infosys Health Benefit Exchange : This is a novel, transparent, and competitive insurance hub designed for individuals and small businesses to buy qualified plans.

Infosys iTransform – ICD-10 Migration Suite : This suite is designed to automate all stages of migration to ICD-10 and help organizations turn compliance into a competitive advantage.

Infosys mConnect – Multi-Channel Mobile Middleware : This is a middleware that is designed to optimize user experience through its context-aware mobile multimode middleware across channels and platforms.

Infosys Omni-Channel Personalization Engine : This engine that helps retailers foster consumer relationship by presenting personalized content across channels.

Infosys Real-Time Expertise Manager : This system delivers customer delight by making every interaction effective and by providing instant access to expertise.

Infosys Supply Chain Performance Management Suite : This analytical suite gives a 360-degree view of Supply-Demand service chain performance to drive collaborative decision-making.

Infosys Trading Platform : This platform helps to strategically differentiate brokerage services and provide superior trading experience to customers.

Infosys Transaction Reconciliation Platform : This comprehensive operations platform addresses end-to-end reconciliation needs of an enterprise.

Platforms

Our suite of business platforms, Infosys Edge™, is built around specific themes that provide significant opportunities to enterprises. We focus on delivering guaranteed business outcomes. We host, operate and manage these platforms on a subscription-based pricing model, providing our clients with rapid time-to-value. Our platforms include:

Infosys BrandEdge™ : This simplifies digital marketing across the organization through a comprehensive cloud-based platform.

Infosys CommerceEdge™ : This helps in driving multi-channel commerce by enhancing consumer experience, driving traffic and increasing order value.

Infosys Credit Servicing Platform : This is an integrated credit servicing and asset management platform, for managing multiple loans and asset classes across the globe.

Infosys IT Asset Performance Management Platform : This helps in maximizing return on IT asset investments by enhancing performance, and mitigating risks while optimizing costs.

Infosys SocialEdge™ : This helps in monetizing digital demand by harnessing the power of social media to deepen consumer and employee engagement.

Infosys Source-to-Pay Platform : This helps enterprises realize rapid and sustainable savings across their source-to-pay lifecycle.

Infosys TalentEdge™ : This enables enterprises to deepen employee engagement and simplify the entire hire-to-retire lifecycle of the human resource function.

Infosys TradeEdge™ : This enables global companies to accelerate long-term growth and profitability in emerging markets.

Infosys WalletEdge™ : This enables a financial ecosystem of consumers, merchants, telecoms, banks, governments, and enterprises, to process payments.

5. Quality

We continue our journey of delivering value to our clients through significant investments in quality programs. We have adopted several external benchmarks and certifications. Infosys is certified under various standards to meet client demands and enhance value delivery. These include TL 9000-SV, ISO 9001, AS EN 9100, ISO 20000, BS25999, OHSAS 18001, ISO 14001, ISO 27001 and ISO 13485. Infosys BPO has been certified for eSCM – SP v. 2.0 Level 5, the eSourcing Capability Model for Service Providers developed by a consortium led by Carnegie Mellon University's Information Technology Services Qualification Center. Our Australia and Shanghai centers have been assessed at SEI-CMMi Level 5.

Our Quality department handles large change management initiatives to drive quality and productivity improvements across Infosys. It is managed through the Balanced Scorecard and Infosys Scaling Outstanding Performance (iSOP) program adopted from the Malcolm Baldrige National Quality Award (MBNQA).

We continue to fine-tune our 'Business Value Articulation' framework, which ensures alignment of our approaches to deliver value to our clients. Our 'Business Value Realization' program is an initiative comprising frameworks, methodologies, processes and systems, to promote articulation and assurance of business value for various engagements.

6. Infosys Labs

As part of our strategic direction towards Infosys 3.0, Infosys Labs, our research and innovation arm, has been driving research across the 'Building Tomorrow's Enterprise' (BTE) mega trends that will transform the businesses of our clients. Inspired by the principle of 'Innovation Co-creation', Infosys Labs has been strengthening its innovation ecosystem with clients, partners and industry consortia. Infosys Labs has also continued to focus on service differentiation and developing client-focused business solutions.

Infosys Labs is organized as a global network of research labs and innovation hubs. Our research agenda is driven by our strategic vision of 'Building Tomorrow's Enterprise' and Business Value Realization. We have created a 'Center of Innovation for Tomorrow's Enterprise', which manages seven institutes pertaining to the seven themes of 'Building Tomorrow's Enterprise'. We have identified large, multidisciplinary problem spaces that embody the challenges facing our clients and are creating technological solutions to solve these. The Enterprise Technology Research group focuses on a number of topics including visualization, semantic technology, context aware systems and others. Our research also focuses on the software engineering and services innovation aspects.

We believe that co-creation is the preferred mode of innovation. We have set up innovation centers with a few clients, university partners, technology partners and industry research bodies. We focus on creating affordable solutions for tomorrow's enterprises. Our research also helps in significantly enhancing productivity of our service offerings and helps create new services.

This year, over 119 articles were published by Infosys Labs' researchers in leading journals, magazines and conference proceedings. *Infosys Labs Briefings*, our highly respected peer-reviewed journal published issues this fiscal year, in areas such as Modern Learning Technologies and Model-based Software Engineering.

Infosys Labs collaborates with leading national and international universities such as the University of Southern California, University of Cambridge, Queensland University of Technology, University of Illinois at Urbana Champaign, Indian Institute of Technology, Bombay – Monash Research Academy, Purdue University, Indian Institute of Information Technology – Bangalore.

This year, Infosys Labs' Intellectual Property Cell filed 143 unique patent applications in the United States Patent and Trademark Office (USPTO), the Indian Patent Office and other jurisdictions. The aggregate unique patent applications filed stand at 474 and are under various stages of processing. The total granted patents are 47. Out of these, 46 have been granted in the U.S. and one in Luxembourg.

7. Branding

Brand Infosys is one of the most important intangible asset that we own. Our brand's promise, 'Building Tomorrow's Enterprise', unveiled last year, is gaining rapid traction and momentum across markets.

We provide comprehensive business solutions that leverage technology and domain expertise to help our clients gain market differentiation and competitive advantage. Our group is well known by the brand, 'Infosys' to all stakeholders and the general public. We believe the word, 'Technologies' is restrictive for the kind of business we are pursuing today as a transformation partner for our global clients. We are also playing a larger role as a systems integrator by globally aligning with hardware, products and software players. Considering this and to reflect our transition from a provider of technology services to being a transformation partner to our global clients, we changed our name, effective June 16, 2011, from 'Infosys Technologies Limited' to 'Infosys Limited'. The name change was effected following approval by the Board, our shareholders and the Indian regulatory authorities.

Our brand has been recognized by leading publications and independent industry bodies. We were:

- Ranked the World's Most Innovative Companies by *Forbes* and HOLT, a division of Credit Suisse
- Ranked as one of the Most Admired Thought Leaders in a survey by TLG Communications and GlobeScan
- Conferred Asia's Most Preferred Brands award in the IT category at the Asian Leadership Awards, hosted by the Asian Confederation of Businesses and supported by Stars of the Industry Group
- Ranked among the Greenest Brands for the third consecutive year, in a consumer survey conducted by Cohn & Wolfe, Esty Environmental Partners and Penn Schoen and Berland Associates
- Rated by Global Industry Analysts as a Leader in key services and solutions across domains

We were featured in case studies and articles by leading industry bodies. Forrester Research highlighted Infosys as a Gold Standard in Training and published a case study on our Continuous Education & Learning Programs in their report, *The Importance Of Evaluating Your Vendor's Training Capability: What You Need To Know, September 2011*. For more details on the report and the award, visit *www.infosys.com*

In India, *Business Today* rated us at No. 2 in the survey on 'Best Companies to Work For'. In the U.S., we were ranked fourth in this year's Bliss Leap Award among top 50 U.S. companies designated by employees as the happiest places to work for.

We continue to leverage social media platforms to engage with potential employees. This year, our Facebook fans crossed 1,45,000.

We promote our brand through targeted publications and at premier events around the world. In addition to a targeted advertising campaign in *Forbes* and *Bloomberg BusinessWeek* this year, we maintained a leadership presence at premier industry events like Oracle® Open World and Sapphire. Confluence, our flagship client event held in the U.S. and Europe was well-attended and highly appreciated. We had a strong presence at the World Economic Forum 2012 held in Davos, Switzerland.

8. Awards and recognition

In 2011-12, as in the years preceding, we earned a number of awards and honors from various industry bodies and media organizations across the globe. We were:

- Positioned by Gartner in the leaders quadrant for Oracle application services across Europe
- Winners of the 2011 Global Most Admired Knowledge Enterprises (MAKE) Award, becoming the first and only Indian company to win the award eight times
- Ranked fourth in the 2011 Bliss Leap Awards, instituted by CareerBliss
- Ranked first in all the four categories — Best IR website, Best Online Annual Report, Best Financial Disclosure and Best Corporate Governance Practices — at the 2011 IR Global Rankings in India
- Recognized in the *Institutional Investor* magazine's 2011 All-Asia Executive Team Rankings
- Winners of the Platinum Award in The Asset Corporate 2010 Awards

- Named a Leader in IT Infrastructure Outsourcing by Forrester
- Adjudged India's best company for corporate governance by the *Asiamoney* poll
- Named India's most respected company by *Business World*

9. Capital expenditure

This year, we capitalized ₹807 crore. This comprises ₹245 crore for investment in computer equipment (includes computer equipment having gross book value of ₹10 crore transferred from Infosys Consulting Inc., on its termination), ₹17 crore in intellectual property rights, ₹2 crore on vehicles and the balance of ₹543 crore on infrastructure investments. We invested ₹158 crore to acquire 371 acres of land in Bangalore, Bhubaneswar, Mangalore, Nagpur and Indore.

Last year, we added ₹1,017 crore to our gross block excluding ₹3 crore which was due to movement of land from leasehold to freehold to our gross block. This comprised ₹251 crore for investment in computer equipment. The balance of ₹764 crore was due to infrastructure investments along with ₹2 crore on vehicles. We invested ₹225 crore to acquire 267 acres of land in Delhi, Bangalore and Mangalore.

10. Liquidity

We continue to be debt-free and maintain sufficient cash to meet our strategic objectives. We clearly understand that the liquidity in the Balance Sheet has to balance between earning adequate returns and the need to cover financial and business risks. Liquidity also enables us to make a rapid shift in direction, should the market so demand. During fiscal 2012, internal cash flows have more than adequately covered working capital requirements, capital expenditure, investment in subsidiaries and dividend payments. As at March 31, 2012, we had liquid assets of ₹19,898 crore as against ₹15,284 crore at the previous year-end.

These funds have been invested in deposits with banks, highly rated financial institutions, certificates of deposits and liquid mutual funds.

11. Increase in share capital

During the year, we issued 78,442 shares on the exercise of stock options under the 1998 and 1999 Employee Stock Option Plans. As a result of this, the outstanding issued, subscribed and paid-up equity shares increased from 57,41,51,559 to 57,42,30,001 shares as at March 31, 2012.

12. Appropriations

Dividend

Our policy is to pay dividend of up to 30% of the consolidated net profit after tax of the Infosys group.

In October 2011, we paid an interim dividend of ₹15/- per share. We recommended a final dividend of ₹22/- per share and a special dividend of ₹10/- per share on account of completion of 10 years of Infosys BPO operations (par value of ₹5/- each), making in all ₹47/- per share as dividend for the year.

The total dividend amount pay out is ₹2,699 crore, as against ₹3,445 crore in the previous year. The dividend for the previous year includes the 30th year special dividend of ₹30 per share amounting to ₹1,722 crore. Dividend (including dividend tax) excluding special dividend as a percentage of consolidated net profit after tax is 29.7% as compared to 29.3% in the previous year.

The register of members and share transfer books will remain closed from May 26, 2012 to June 9, 2012 (both days inclusive). Our Annual General Meeting is scheduled to be held on June 9, 2012.

Transfer to reserves

We propose to transfer ₹847 crore (10% of the net profit for the year) to the general reserve. An amount of ₹19,993 crore is proposed to be retained in the Profit and Loss account.

13. Corporate governance

We continue to be a pioneer in benchmarking our corporate governance policies with the best in the world. Our efforts are widely recognized by investors in India and overseas. We have undergone the corporate governance audit by ICRA and Credit Rating Information Services of India Limited (CRISIL). ICRA has rated our corporate governance practices at CGR 1. CRISIL has assigned CRISIL GVC Level 1 rating to us.

We comply with the recommendations of the Narayana Murthy Committee on Corporate Governance constituted by the Securities and Exchange Board of India (SEBI). For fiscal year 2012, the compliance report is provided in the *Corporate governance report* section of the Annual Report. The auditors' certificate on compliance with the mandatory recommendations of the committee is provided in the *Annexure to the directors' report* section.

We have documented our internal policies on corporate governance. In line with the committee's recommendations, the Management's Discussion and Analysis of the financial position of the Company is provided in this Annual Report.

During the year, we continued to fully comply with the U. S. Sarbanes-Oxley Act of 2002. Several aspects of the Act, such as the Whistleblower Policy and Code of Conduct and Ethics, have been incorporated in our Company policy.

14. Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars as prescribed under Sub-section (1)(e) of Section 217 of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988, are provided in the *Annexure to the directors' report* section.

15. Particulars of employees

In terms of the provisions of Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, the names and other particulars of employees are set out in the *Annexure to the directors' report* section. However, as per the provisions of Section 219 (1)(b)(iv) of the Companies Act, 1956, the Annual Report excluding the aforesaid information is being sent to all the members of the Company and others entitled thereto. Any member interested in obtaining such particulars may write to the Company Secretary at the registered office of the Company. The same will also be published on our website, *www.infosys.com*

16. Directors' responsibility statement as required under Section 217 (2AA) of the Companies Act, 1956

The financial statements are prepared in accordance with the accounting standards issued by the Institute of Chartered Accountants of India and the requirements of the Companies Act, 1956, to the extent applicable to us, and guidelines issued by SEBI on the historical cost convention as a going concern and on the accrual basis. There are no material departures from prescribed accounting standards in the adoption of the accounting standards.

The Board of Directors accepts responsibility for the integrity and objectivity of these financial statements. The accounting policies used in the preparation of the financial statements have been consistently applied except as otherwise stated in the notes accompanying the respective tables. The estimates and judgments related to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner the form and substance of transactions, and reasonably present our state of affairs and profits for the year.

We have taken sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the

Companies Act, 1956, to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

17. Directors

During the year, the Board appointed K. V. Kamath as the Chairman of the Board, S. Gopalakrishnan as the Executive Co-Chairman of the Board and S. D. Shibulal as the Chief Executive Officer and Managing Director. All of these appointments were effective August 21, 2011.

The Board inducted Ann M. Fudge, V. Balakrishnan, B. G. Srinivas and Ashok Vemuri as Additional Directors. Further, the Board appointed V. Balakrishnan, B. G. Srinivas and Ashok Vemuri as Whole-time Directors of the Company. We seek your support in confirming all of these appointments.

As per Article 122 of the Articles of Association, S. Gopalakrishnan, K. V. Kamath, David L. Boyles and Prof. Jeffrey S. Lehman retire by rotation in the forthcoming Annual General Meeting. All of them, being eligible, seek re-appointment.

In accordance with the retirement policy for the Company's Board, N. R. Narayana Murthy and Prof. Marti G. Subrahmanyam retired from the Board effective August 20, 2011 and August 23, 2011, respectively. We place on record our deep sense of appreciation for the services rendered by N. R. Narayana Murthy and Prof. Marti G. Subrahmanyam during their tenure as Board members.

The Board of Directors appointed N. R. Narayana Murthy as the Chairman Emeritus. This is in recognition of his founding the company, mentoring senior management and nurturing the organization over the last 30 years.

18. Auditors

The auditors, B S R & Co., Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office, if re-appointed.

19. Fixed deposits

We have not accepted any fixed deposits and, as such, no amount of principal or interest was outstanding as of the Balance Sheet date.

20. Human resources management

Our employees are the most valuable assets of the Company. We encourage innovation, meritocracy and the pursuit of excellence. We have set up a scalable recruitment and human resources management process, which enables us to attract and retain high-caliber employees. We added 16,069 (net), excluding employee transfers of 711 from Infosys Consulting Inc. as a part of its termination, and 33,201 (gross) employees this year, taking our total strength to 1,24,789 from 1,08,009 at the end of the previous year. The Infosys group added 19,174 (net) and 45,605 (gross) employees this year, taking the total strength to 1,49,994 from 1,30,820 at the end of the previous year. Our attrition rate stands at 14.7% compared to 17.0% for the previous year. Over the last year, we received 6,22,971 applications from prospective employees and we continue to remain an employer of choice in the industry.

21. Education & Research

We continue to make significant investments in the learning and development of our employees. This has become even more important given the pace at which things change in our industry. We introduced programs in new technology areas such as Cloud Programming and Mobile Application Development, last year. We enhanced our continuous education programs with a new framework that provides more learning flexibility to our employees. We also launched our collaboration with international business schools for the co-creation and co-delivery of business programs.

During the financial year, the total training provided for Infoscions was over 1.6 million person days. Many of our employees also took external certifications creating a large pool of certified people.

Our flagship industry-academia partnership program, Campus Connect, made significant progress through the launch of electives to help engineering colleges run new programs within their curricula. This has been very well received by the academia. During the financial year, we engaged with 1,500 faculty members who in turn trained 35,000 students. With this, the total number of beneficiaries covered are over 7,200 faculty members and 1,53,000 students from 474 engineering institutions.

SPARK is an Infosys program that exposes students in schools and colleges to the current opportunities and developments in IT and raises their aspirations. As part of this program, we engaged with over 1,30,000 students during the financial year. From its launch in 2008, the program has reached out to over 5,00,000 students. Over 23,000 students participated in Aspirations 2020, the coding contest we conduct for engineering students.

Our knowledge management system set a new record by winning the Global Most Acknowledged Knowledge Enterprise (MAKE) award for the eighth time. We were also awarded the Corporate University (CorpU) Xchange Award 2011 for Campus Connect.

Our researchers demonstrated their thought leadership in several areas through their publications at global conferences and through contributions to book chapters and publications.

22. Infosys Leadership Institute

The Infosys Leadership Institute (ILI) was established with the aim of developing world-class corporate leaders. The institute identifies potential candidates and supports the development required to take on key leadership positions within the Company. The institute aims to be a globally recognized institution that remains relevant to Infosys while advancing the field with original thought leadership.

Over the last year, ILI has engaged in several activities to grow our high potential 'Tier leaders'. ILI deployed the 'Leadership Journey Series' of assessments and conducted coaching sessions to help leaders with their personal development plans. It also developed structured road maps guiding development around the seven key Infosys leadership dimensions, as well as initiatives such as Leading Value Creation. Tier leaders were offered internationally renowned programs on ethical influence and charismatic leadership from globally recognized experts.

In 2011-12, ILI showcased thought leadership through collaborations with leading researchers across the globe. Our blogs in *Leaderati* and *Forbes.com* received an unprecedented number of hits. Our team members participated in over 27 conference presentations, publications and keynote presentations.

23. Sustainability initiatives

Sustainability at Infosys has not been limited to the idea of sustainable consumption alone. For us, sustainability has been at the core of our business since inception. Our business philosophy – Predictability, Sustainability, Profitability, and De-risking (PSPD) – has been the underlying and overarching aspect of every business decision that we have made over the past three decades. Our core values and ethics are the bedrock of our sustainability practices. Sustainability themes and actions are inextricably intertwined in our everyday business practices. Sustainability actions at Infosys rest on three pillars viz., Social contract, Resource intensity and Green innovation.

A detailed report on our sustainability initiatives and actions is published in the Infosys Sustainability Report 2011-12. For more details, visit *www.infosys.com*

Today, enterprises have to honor the expectations of an extended set of stakeholders which includes local communities, social organizations and society in general. The following are some of the significant initiatives that were taken up during the year :

Parishudh : This program focused on improving health and hygiene measures in rural India. It was rolled out in Gulbarga, Bidar, Raichur and Yadgir districts of Karnataka. As part of this program, the Infosys Foundation built over 10,000 toilets in villages at a cost of ₹10 crore.

Campus Connect : This program was set up to improve the employability of engineering students. Over 7,200 faculty members and 1,53,000 students were trained through the program. The program has contributed to the World Economic Forum 2011 report, *Talent Mobility Good Practices*.

SPARK : Launched in 2008, this day-long program is aimed at raising the aspirations of children across the country. The SPARK portfolio includes three programs, Rural Reach Program (RRP), Catch Them Young (CTY) and Spark Guru. RRP encourages children in class five to seven from rural schools to pursue science and mathematics. CTY identifies bright youngsters from urban schools for a two-week exclusive IT training program at Infosys during their school holidays. Spark Guru helps in competency building of school teachers from government and government aided schools. This year, SPARK touched the lives of 3,97,819 students and faculty members.

Beneficiaries	in Nos.
Girl students	1,85,533
Rural students	2,66,905
Faculty enabled	8,650
Employee volunteers	10,577
Total	3,97,819

Infosys employee volunteers : We have built an ecosystem primarily driven by leadership, where employees contribute their personal time and money to projects of their choice. Many of our employee-driven volunteer programs have reached out to a large number of beneficiaries. A few significant initiatives that were taken up during the year are :

Notebook Drive 2011-12 : This initiative is aimed at providing stationery items to students of government schools and children from less privileged backgrounds in India.

Green Connect : This is our employee volunteer eco-group at Bangalore. It provides a platform for employees to initiate and engage in activities related to climate change, the ecological balance of our planet and become responsible citizens. The group has over 2,000 active volunteers.

Resource intensity is about finding transformational ways to de-intensify and achieve the same or better outcome using far lesser resources. Since four years, the Green Infrastructure team has made great strides in supporting sustainability at Infosys. By optimizing design, technology and innovation we have significantly decreased our energy and water consumption rates across all campuses. We have reduced our per capita energy consumption by 32% in this year compared to fiscal 2008 when we started our sustainability journey. Our goal now is to be carbon neutral by 2018.

24. Employee Stock Option Plan (ESOP)

We had introduced various stock option plans for our employees. The details of options granted under the 1998 Stock Option Plan (the 1998 Plan) and the 1999 Stock Option Plan (the 1999 Plan) are as follows :

	1998 Plan	1999 Plan
Total grants authorized by the plan (No.)	1,17,60,000 ADS	5,28,00,000 shares
Pricing formula on date of grant	Not less than 90% of fair market value	Fair market value
Variation in terms	NA	NA
Ratio of ADS to equity shares	1 ADS = 1 equity share	NA
Options granted during the year (No.)	–	–
Weighted average price per option granted (₹)	NA	NA
Options vested as at March 31, 2012 (No.)	–	7,429
Options exercised during the year (No.)	49,590	28,852
Total number of shares arising as a result of exercise of options	49,590	28,852
Money raised on exercise of options (₹ crore)	3.72	1.86
Options forfeited and lapsed during the year (No.)	480	8,185
Total number of options in force at the end of the year (No.)	–	11,683
Grant to senior management	–	–
Employees receiving 5% or more of the total number of options granted during the year	–	–
Employees granted options equal to or exceeding 1% of the issued capital	–	–
Diluted EPS on issue of shares on exercise calculated in accordance with AS 20 (Before exceptional items)	139.06	139.06
Diluted EPS on issue of shares on exercise calculated in accordance with AS 20 (After exceptional items)	147.50	147.50

SEBI has issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999. This is effective for all stock option schemes established after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant over the exercise price of the option, including up-front payments, if any, is to be recognized and amortized on a straight line basis over the vesting period.

We have the 1998 Stock Option Plan and 1999 Stock Option Plan, where the options are issued to the employees at an exercise price not less than the fair market value.

For fiscal 2012 and 2011 there was no stock compensation cost. During fiscal 2012 and 2011, stock options under the 1998 Plan and 1999 Plan have not been granted. Hence, the weighted average fair values of grant during these years are nil.

All stock options under the 1998 and 1999 Employees Stock Option Plans were granted at the prevalent market price on the date of grant. Accordingly, we have calculated the compensation cost arising on account of stock options granted using the intrinsic value method. Hence, the disclosure in terms of Clause 12.1 (n) of SEBI (Employees Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, is not applicable.

	2012		2011	
	No. of options	Weighted average exercise price (₹)	No. of options	Weighted average exercise price (₹)
1998 Plan				
Outstanding at the beginning of the year	50,070	683	2,42,264	613
Forfeited	(480)	862	(3,519)	722
Exercised	(49,590)	734	(1,88,675)	600
Outstanding at the end of the year	Nil	–	50,070	683
Vested at the end of the year	Nil	–	50,070	683
1999 Plan				
Outstanding at the beginning of the year	48,720	962	2,04,464	869
Forfeited	(8,185)	430	(18,052)	964
Exercised	(28,852)	643	(1,37,692)	823
Outstanding at the end of the year	11,683	2,121	48,720	962
Vested at the end of the year	7,429	2,121	40,232	717

Restricted Stock Unit (RSU) Plan

During the year, we sought the approval of our shareholders, through a postal ballot, to implement a Restricted Stock Unit (RSU) Plan. The RSU Plan permits the grant of Restricted Stock Units, to certain eligible employees of the Company. The purpose of the RSU Plan is to motivate key employees and encourage them to align their individual aspiration with the objectives of the Company. We have not yet issued any units under the plan.

25. Infosys Science Foundation

The Infosys Science Foundation, a not-for-profit trust was set up to promote research in pure and applied sciences. The Infosys Prize instituted by the foundation endeavors to elevate the prestige of scientific research in India and inspire young Indians to choose a vocation in scientific research. The prize is given annually to honor outstanding achievements of contemporary researchers and scientists across five categories :

Category	Areas of accomplishment
Physical Sciences	Physics, Chemistry and Earth Sciences
Mathematical Sciences	Mathematics and Statistics
Engineering and Computer Science	All branches of Engineering
Life Sciences	Biology, Medicine and Plant Science
Social Sciences and Economics	History, Sociology, Anthropology, Political Science, Economics and International Relations

The Infosys Prize 2011 presentation was held in Bangalore on January 9, 2012. Dr. A. P. J. Abdul Kalam, former President of India, felicitated the laureates with a 22 karat gold medallion, a citation and a cash grant of ₹50 lakh, each.

Expanding the scope of the awards, a sixth category has been introduced for the Infosys Prize 2012. The new category, Humanities, will cover Philosophy, History, Archeology, Linguistics and Literary Studies.

For more details about the Infosys Science Foundation, visit *www.infosys-science-foundation.com*

26. Infosys Foundation

We established Infosys Foundation in 1996, as a not-for-profit trust to support our social initiatives. The Foundation supports programs and organizations devoted to the cause of the destitute, the rural poor, the mentally challenged, and the economically disadvantaged sections of the society. The Foundation also helps in the promotion of arts and culture. The Infosys USA Foundation has committed a grant of US $380,000 for the New York City (NYC) Science Education Initiative of the New York Academy of Sciences (NYAS). The program is developed in association with the New York City Department of Youth and Community Development (DYCD) to train and mentor students of underserved communities of New York and Citizen Schools of New Jersey in Science, Technology, Engineering and Math (STEM). We have also worked with the Wayne County Community College District (WCCCD) to offer our world-renowned software development training program to grow Detroit's technology talent pool.

A summary of the work done by the Foundation is provided in the *Additional information* section in the Annual Report published on our website, *www.infosys.com*. On your behalf, we express our gratitude to the honorary trustees of the Foundation for sparing their valuable time and energy for its activities.

27. Green initiatives

During the previous fiscal, we started a sustainability initiative with the aim of going green and minimizing our impact on the environment. Like last year, this year too we are publishing only the statutory disclosures in the print version of the Annual Report along with the Abridged standalone financial statements prepared in compliance with the Section 219 of the Companies Act, 1956 and Clause 32 of the Listing Agreement. Additional details are available on our website, *www.infosys.com*.

28. Business responsibility report

The Securities Exchange Board of India (SEBI), vide its press release dated November 24, 2011, had proposed that listed entities should submit Business Responsibility Reports as a part of their Annual Reports. According to the proposal, the report should describe measures taken by the listed companies along with key principles enunciated in the 'National Voluntary Guidelines on Social, Environmental and Economic Responsibilities of Business' framed by the Ministry of Corporate Affairs (MCA). This is intended to be adopted by companies in India to report their CSR activities and initiatives. We have always been at the forefront of voluntary disclosures to ensure transparent reporting on all matters related to our Company's governance and business operations. We have decided to publish our first Business Responsibility Report this year based on SEBI's proposal. The report covers our philosophy on corporate social responsibility, initiatives and activities taken up as part of this philosophy for the year 2011-12. The Infosys Business Responsibility report will be available on our website, *www.infosys.com*. We also publish the Infosys Sustainability Report annually. Our report follows the Global Reporting Initiative (GRI) framework. This is a comprehensive report that covers all aspects of our sustainability activities pertaining to our social contract, resource intensity and green innovation. The report is audited by an external auditor, Det Norske Veritas AS (DNV). We have been consistently receiving an A+ rating from GRI and DNV for our Sustainability Reports. For more details on the Infosys Sustainability Reports, visit *www.infosys.com*.

Acknowledgments

We thank our customers, vendors, investors and bankers for their continued support during the year. We place on record our appreciation of the contribution made by our employees at all levels. Our consistent growth was made possible by their hard work, solidarity, cooperation and support.

We thank the governments of various countries where we have our operations. We also thank the Government of India, particularly the Ministry of Communication and Information Technology, the Ministry of Commerce, the Ministry of Finance, the Customs and Excise Departments, the Income Tax Department, the Reserve Bank of India, the state governments, the Software Technology Parks (STPs) – Bangalore, Bhubaneswar, Chandigarh, Chennai, Gurgaon, Hyderabad, Jaipur, Mangalore, Mysore, Pune, and Thiruvananthapuram and other government agencies for their support, and look forward to their continued support in the future.

for and on behalf of the Board of Directors

S. D. Shibulal
Chief Executive Officer and Managing Director

S. Gopalakrishnan
Executive Co-Chairman of the Board

Bangalore
April 13, 2012

Annexure to the directors' report

a) Particulars pursuant to Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988

Conservation of energy

This year, the Infosys Green Initiatives team won several accolades for achievements in water and energy efficiency. We were :

- Rated the eighth greenest company in the world by *Newsweek*
- Awarded the CII National Award for Excellence in Water Management
- Awarded the Bangalore World Water Summit Award for our Mysore campus water conservation efforts
- Given the GRIHA Water Management award for the new building at the Pocharam campus in Hyderabad
- The winners of the Bry-Air award for innovative design in air-conditioning
- Given the National Energy Conservation Award from the Ministry of Power for our building in Pune

This year, along with our Jaipur and Thiruvananthapuram buildings, two more buildings, one in Mysore and another in Hyderabad were awarded the prestigious LEED Platinum rating, the highest rating for green buildings given by the Indian Green Building Council (IGBC).

This year, we have reduced our per capita energy consumption by 11%. We have been able to do this through integrated design principles applied to our new buildings, retrofitting our existing buildings and optimizing operations. Over the past year, we have started to re-engineer our air conditioning plants to the highest efficiency levels and we have achieved a reduction of 2.2 MW in the connected load.

Currently, with a combination of onsite and offsite green sources, we are using nearly 50 million units of green power.

We have a comprehensive water conservation strategy which encompasses rainwater harvesting, use of water efficient fixtures for our buildings, and 100% recycling of waste water. This year we have reduced our per capita water consumption by about 18%.

For details on our sustainability initiatives, visit *www.infosys.com*.

IT infrastructure

Our operations are not energy-intensive. However, significant measures are taken to reduce energy consumption by using energy-efficient computers and IT equipment. In addition to this, we have included energy efficiency as one of the key IT architecting parameter and have adopted latest technology concepts like virtualization, consolidation and cloud to reduce physical footprint of servers and other equipment leading to conservation of energy.

We have deployed optimized desktop power management configuration and automated tools designed to force-schedule the shutdown of desktops. Also, around 7,000 older desktops have been replaced this year with new power-efficient models.

We have virtualized and consolidated servers wherever feasible and have deployed tools which automatically check and shutdown idle project specific servers.

During the year, we have added additional capacity for our internal enterprise cloud, built to move away from dedicated computing infrastructure used for software development and testing requirements.

We have continued our efforts towards restructuring the existing data centers and server rooms. Around 1,600 sq. ft. of server room / lab space has been released this year. Video and audio conferencing usage has increased steadily, indirectly cutting down the travel requirements and hence a reduction in carbon footprint.

Research and Development (R&D)

Our new strategic direction 'Building Tomorrow's Enterprise' identifies trends that are driving and transforming the businesses of our clients globally. These include digital consumers, emerging economies, healthcare economy, sustainable tomorrow, new commerce, smarter organizations and pervasive computing. These themes are now being used to define the research and innovation agenda of the Company.

R&D highlights

Our efforts in R&D have helped us offer new services to clients in the areas of Software Engineering, Convergence, Knowledge-driven Information Systems, Security and Privacy, and Distributed Computing. We are developing client-focused business solutions based on the intellectual property developed by multiple research groups.

Our R&D efforts have helped us win large deals across industry verticals. The Product R&D center has developed industry focused and cross industry offerings such as :

- Supply Chain Performance Management Suite : This is an advanced analytical product suite that provides a single enterprise-wide view of the Supply and Demand Chain performance to deliver deeper business insights that enhances collaborative decision-making and shortens cash-to-cash cycle. The product with self-service attributes, comes equipped with industry and function-specific dashboards (for example, procurement, logistics, inventory, etc.) and pre-built business content in the form of Key Performance Indicators, metrics and data models.
- Distributor Connect : This is a highly scalable distributor integration platform for retail and consumer goods businesses that connects multiple business partners and allows them to exchange, cleanse and harmonize raw data using advanced business logic and algorithms. Optimized on a parallel virtualized high-end cloud computing system, the integrated platform enables improved demand forecast, ensures on-time delivery and stock replenishment while reducing non-productive inventory.
- Omni-Channel Personalization Engine : This product enables businesses to enhance the shopping experience for digital consumers by creating an intuitive in-store experience while they browse and shop online.

  The product utilizes the latest advances in machine learning algorithms, big data analytics and distributed file systems to process massive amounts of data around demographics, social opinion, peer purchase history and co-shopping. This intelligence helps businesses analyze, co-relate and understand the consumer behavior in a digital world better and influence suggestive selling to drive business growth.
- Banking domain product suite : Our R&D efforts in the finance and banking domain has helped us launch and improve innovative offerings such as Finacle Advisor, Finacle Mobile Banking 2.0, Finacle Treasury-in-a-box, Finacle Core Banking for regional rural banks, Finacle financial inclusion solutions and Finacle Digital Commerce. Our research has also helped develop and enhance key Finacle solutions like core banking, CRM, consumer e-banking, wealth management and others.
- Thought leadership : During the year, the research groups also published two books, *Raising Enterprise Applications – A Software Engineering Perspective* and *Process-centric Architecture for Software Systems*. Over 125 papers were also published in leading forums and journals.

- R&D events and sponsorships : Infosys organized the second edition of its flagship research and innovation colloquium, Aurora, in August 2011. The event brought together achievers in academia, industry and some of our key client organizations to discuss emerging technologies and look at current research directions and interesting applications of technology to solve real-world industry problems.

  Continuing its efforts in collaboration and co-creation, Infosys hosted one of its key industry consortia partners, Smart Services Cooperative Research Center (CRC), Australia, in December 2011. The three-day event included executive speeches, workshops and roundtable discussions on 'Services Economy 2020'.

Infosys Labs

Infosys Labs is the research and innovation arm of Infosys and is aligned with the Company's strategic direction of 'Building Tomorrow's Enterprise' (BTE). Consisting of a dedicated research and innovation facility, Infosys Labs builds on the successes of the award-winning Software Engineering and Technology Labs (SETLabs), and envisages a broader mandate.

The technology and domain-focused team focuses on driving innovation across trends identified by the Company to transform the businesses of our clients globally. Working together with clients, technology partners, universities and the larger innovation ecosystem, Infosys Labs focuses on setting up joint innovation centers and developing solutions to complex business problems.

We focus our R&D efforts on key areas such as visualization and multi-modal interactions, semantic technology, context aware intelligent and adaptive systems, large data modeling and simulation.

We also focus on engineering innovations in areas like automation and assembly management, distributed engineering and preventive maintenance. For more details about Infosys Labs, visit : *http ://www.infosys.com/infosys-labs/pages/index.aspx*

Product Research and Development Center

We have set up the Product Research and Development Center to accelerate design and development of our offerings through cutting-edge engineering innovation. The Center has a mandate to :

- Develop products and platforms to cater to next generation market needs driven by global mega trends, including digital consumers, emerging economies, new commerce and healthcare
- Create intellectual properties around Infosys products and platforms, leveraging technologies in the areas of cloud computing, mobility, analytics and social media
- Pioneer unique approaches to accelerate innovation, enhance product architecture and shorten release cycles

Finacle™

The Finacle R&D unit at Infosys is engaged in research and development of new technologies in the banking domain. Finacle R&D solutions address the areas of core banking, wealth management, CRM, Islamic banking and treasury requirements of retail, corporate and universal banks worldwide. Finacle solutions also empower banks with multiple sales, service and marketing channels including e-banking and mobile banking.

Education & Research

The e-commerce Research Lab of the E&R unit focuses on the areas of :

- Application of game theory and mechanism design to carbon economics and IT services, and computational sustainability
- Machine learning and image processing related to face detection, face recognition, image clustering, and virtual applications of image processing
- Data mining, big data aspects of large data clustering and classification, and agent-mining interaction
- Evolutionary computation and genetic algorithms
- Econometric modeling
- Distributed and cloud computing
- Supply chain management and robust optimization
- Software architecture
- Education technology

Collaboration with academia and industry

At Infosys, we believe in innovation through co-creation with a larger ecosystem or 'Innovation Co-creation'. We have been co-creating with clients, technology partners and universities by setting up joint innovation centers and developing solutions for complex business problems.

We are associated with various universities globally including, Purdue University, Indian Institute of Science – Bangalore, Indian Institute of Information Technology – Bangalore, Indian Institute of Technology, Bombay – Monash Research Academy, University of Southern California, University of Cambridge and the University of Illinois at Urbana-Champaign. We proactively build associations with several industry consortia such as the Smart Services CRC in Australia.

Expenditure on R&D

The R&D centers of the Company (Finacle and Infosys Labs) located at Bangalore, Bhubaneswar, Chandigarh, Chennai, Pune, Hyderabad, Mysore and Thiruvananthapuram have been accorded recognition by the Department of Scientific and Industrial Research (DSIR) effective November 23, 2011. The R&D expenditure related to these centers from the date of recognition amounts to ₹134 crore. This amount does not include the capital expenditure incurred by the R&D units.

The overall R&D expenditure for fiscal 2012 and 2011 is as follows :

in ₹ crore

	2012	2011
Revenue expenditure	655	521
Capital expenditure	5	6
Total	660	527
R&D expenditure / total revenue (%)	2.1%	2.1%

Future plan of action

We are now using the 'Building Tomorrow's Enterprise' theme to focus on our technology research and to identify large, multidisciplinary problem areas that embody the challenges facing our clients.

We will continue to focus on and collaborate with leading national and international universities, product vendors and technology start-up companies. We are creating an ecosystem to co-create business solutions on client-specific business themes.

Foreign exchange earnings and outgo

Activities relating to exports, initiatives taken to increase exports, development of new export markets for products and services, and export plans

During the year, 97.7% of our revenues were derived from exports. We have established a substantial direct marketing network around the world, including North America, Europe and Asia Pacific.

These offices are staffed with sales and marketing specialists who sell our services to large international clients.

Activity in foreign currency

in ₹ crore

	2012	2011
Earnings	31,187	23,960
Expenditure	13,532	10,765
Net foreign exchange earnings (NFE)	17,655	13,195
NFE / Earnings (%)	56.6	55.1

for and on behalf of the Board of Directors

S. D. Shibulal
Chief Executive Officer and Managing Director

S. Gopalakrishnan
Executive Co-Chairman of the Board

Bangalore
April 13, 2012

b) Auditors' certificate on corporate governance

The Members of Infosys Limited

We have examined the compliance of conditions of Corporate Governance by Infosys Limited ('the Company'), for the year ended on 31 March, 2012, as stipulated in Clause 49 of the Listing Agreement of the Company with the stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

for B S R & Co.
Chartered Accountants
Firm's registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

Bangalore
April 13, 2012

Statement pursuant to Section 212 of the Companies Act, 1956

in ₹ crore

Subsidiary	Financial period ended	Holding company's interest as at March 31, 2012	Shares held by the holding company in the subsidiary	Net aggregate profits / losses for the current period (1)		Net aggregate profits / losses for previous financial years (1)	
				Dealt with or provided	Not dealt with or provided	Dealt with or provided	Not dealt with or provided
Infosys Technologies (Australia) Pty. Limited	Mar 31, 2012	100.00% in equity shares	1,01,08,869 shares of AUD 0.11 par value, fully paid up	–	Profit : 125	–	Profit : 369
Infosys Technologies (China) Co. Limited	Dec 31, 2011	100.00% in capital	NA	–	Profit : 14	–	Profit : 11
Infosys Technologies (Shanghai) Co. Limited	Dec 31, 2011	100.00% in capital	NA	–	Loss : 5	–	–
Infosys Technologies S. de R. L. de C. V.	Dec 31, 2011	100.00% in capital	14,99,99,990 equity shares of MXN 1 par value, fully paid up	–	Profit : 11	–	Loss : 16
Infosys Tecnologia do Brasil Ltda	Dec 31, 2011	100.00% in equity shares	2,20,00,000 equity shares of BRL 1 par value, fully paid up	–	Loss : 18	–	Loss : 16
Infosys Technologies (Sweden) AB	Dec 31, 2011	100.00% in equity shares	1,000 equity shares of SEK 100 par value, fully paid up	–	–	–	Profit : 1
Infosys Public Services Inc.	Mar 31, 2012	100.00% in equity shares	1,00,00,000 equity shares of USD 0.50 par value, fully paid up	–	Loss : 4	–	Loss : 1
Infosys Consulting India Limited	Mar 31, 2012	100.00% in equity shares	10,00,000 equity shares of ₹10 par value, fully paid up	–	Profit : 2	–	Profit : 3
Infosys BPO Limited	Mar 31, 2012	99.98% in equity shares	3,38,22,319 equity shares of ₹10 par value, fully paid up	–	Profit : 305	–	Profit : 1081
Infosys BPO s.r.o.	Mar 31, 2012	99.98% in equity shares	NA	–	–	–	Profit : 26
Infosys BPO (Poland) Sp.Z.o.o	Mar 31, 2012	99.98% in equity shares	NA	–	Profit : 42	–	Profit : 35
McCamish Systems LLC	Mar 31, 2012	99.98% in equity shares	NA	–	Loss : 24	–	Loss : 38
Portland Group Pty. Limited	NA	99.98% in equity shares	NA	–	Loss : 1	–	–
Portland Procurement Services Pty. Limited	NA	99.98% in equity shares	NA	–	–	–	–

Notes : 1. *The above details are as on March 31, 2012*

2. *On October 7, 2011, the Board of Directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into a scheme of amalgamation and initiated its merger with Infosys Limited. The termination of Infosys Consulting Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting Inc., have been transferred to Infosys Limited.*
3. *On January 4, 2012 Infosys BPO Limited (a majority owned subsidiary of the Company) acquired 100% voting interest in Portland Group Pty. Limited*
4. *During the year, the Company received a dividend of ₹578 crore (AUD 110 million) from its wholly-owned subsidiary, Infosys Technologies (Australia) Pty. Limited*

(1) *Net aggregate profits / losses of the subsidiary so far as it concerns the members of the holding company*

K. V. Kamath
Chairman

S. Gopalakrishnan
Executive Co-Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

V. Balakrishnan
Director and Chief Financial Officer

Ann M. Fudge
Director

Ashok Vemuri
Director

David L. Boyles
Director

Deepak M. Satwalekar
Director

Prof. Jeffrey S. Lehman
Director

Dr. Omkar Goswami
Director

Ravi Venkatesan
Director

R. Seshasayee
Director

Bangalore
April 13, 2012

Sridar A. Iyengar
Director

Srinath Batni
Director

B. G. Srinivas
Director

K. Parvatheesam
Company Secretary

Statement pursuant to Section 212 of the Companies Act, 1956

in ₹ crore except employee data

Subsidiary	Exchange rate as at March 31, 2012	Issued and subscribed share capital	Reserves	Loans	Total assets	Total liabilities	Investments			Turnover	Profit / (Loss) before taxation	Provision for taxation	Profit / (Loss) after taxation	No. of employees
							Long-term	Current	Total					
Infosys Technologies (Australia) Pty. Limited [1]	1 AUD = ₹52.91	4	111	–	325	325	–	–	–	1,485	187	62	125	674
Infosys Technologies (China) Co. Limited	1 RMB = ₹8.14	107	40	–	209	209	–	–	–	495	10	(4)	14	3,092
Infosys Technologies (Shanghai) Co. Limited	1 RMB = ₹8.14	93	7	–	128	128	–	–	–	–	(5)	–	(5)	31
Infosys Technologies S. de R. L. de C. V.	1 MXN = ₹4.01	54	–	–	73	73	–	–	–	125	4	(7)	11	631
Infosys Tecnologia do Brasil Ltda	1 BRL = ₹28.14	60	(33)	–	47	47	–	–	–	68	(20)	(2)	(18)	210
Infosys Technologies (Sweden) AB	1 SEK = ₹7.68	–	1	–	3	3	–	–	–	10	–	–	–	11
Infosys Public Services Inc.	1 USD = ₹50.88	23	(4)	–	172	172	–	–	–	196	(4)	–	(4)	33
Infosys Consulting India Limited	INR	1	5	–	13	13	–	7	7	18	3	1	2	–
Infosys BPO Limited	INR	34	1,411	–	1,922	1,922	563	20	583	1,312	395	90	305	18,383
Infosys BPO s.r.o. [2]	1 CZK = ₹2.77	3	30	–	47	47	–	–	–	57	1	1	–	422
Infosys BPO (Poland) Sp.Z.o.o [2]	1 PLN = ₹16.49	4	121	–	158	158	–	–	–	192	50	8	42	1,238
McCamish Systems LLC [2]	1 USD = ₹50.88	148	(148)	21	51	51	–	–	–	187	(24)	–	(24)	324
Portland Group Pty. Limited [2][3]	1 AUD = ₹52.91	18	16	–	89	89	35	–	35	33	1	2	(1)	89
Portland Procurement Services Pty. Limited [2][3]	1 AUD = ₹52.91	17	18	–	47	47	–	–	–	11	1	1	–	67

Notes: 1. *The above details are as on March 31, 2012. Information on subsidiaries is provided in compliance with General Circular No. 2/2011 dated February 8, 2011, issued by the Ministry of Corporate Affairs, Government of India. We undertake to make available the audited annual accounts and related information of subsidiaries, where applicable, upon request by any of our shareholders. The same will also be available on our website, www.infosys.com. The annual accounts will also be available for inspection during business hours at our registered office in Bangalore, India.*

2. *Proposed dividend from other subsidiaries is nil.*

3. *On October 7, 2011, the Board of Directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into a scheme of amalgamation and initiated its merger with Infosys Limited. The termination of Infosys Consulting Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting Inc., have been transferred to Infosys Limited.*

[1] *During the year, the Company received a dividend of ₹578 crore (AUD 110 million) from its wholly-owned subsidiary Infosys Technologies (Australia) Pty. Limited*

[2] *Wholly-owned subsidiary of Infosys BPO Limited*

[3] *On January 4, 2012, Infosys BPO Limited (a majority owned subsidiary of the Company) acquired 100% voting interest in Portland Group Pty. Limited*

K. V. Kamath
Chairman

S. Gopalakrishnan
Executive Co-Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

V. Balakrishnan
Director and Chief Financial Officer

Ann M. Fudge
Director

Ashok Vemuri
Director

David L. Boyles
Director

Deepak M. Satwalekar
Director

Prof. Jeffrey S. Lehman
Director

Dr. Omkar Goswami
Director

Ravi Venkatesan
Director

R. Seshasayee
Director

Bangalore
April 13, 2012

Sridar A. Iyengar
Director

Srinath Batni
Director

B. G. Srinivas
Director

K. Parvatheesam
Company Secretary

Management's discussion and analysis

Overview

The financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, guidelines issued by the Securities and Exchange Board of India (SEBI) and the Generally Accepted Accounting Principles (GAAP) in India. Our Management accepts responsibility for the integrity and objectivity of these financial statements, as well as for the various estimates and judgments used therein. The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, so that the financial statements reflect in a true and fair manner the form and substance of transactions, and reasonably present our state of affairs, profits and cash flows for the year.

I Industry structure and developments

Changing economic and business conditions, evolving consumer preferences, rapid technological innovation and adoption, and globalization are driving corporations to transform the manner in which they operate. Companies are now more focused on their core business objectives, such as revenue growth, profitability and asset efficiency.

There is an increasing need for highly skilled professionals in the market to help corporations transform their business, optimize operations and drive innovation by leveraging technology. However, enterprises are reluctant to expand their internal IT departments and increase costs. These factors have led to the increased reliance of corporations on their outsourcing providers and are expected to drive future growth for outsourced technology services.

According to the Global Tech Market Outlook for 2012 and 2013, an independent report published by Forrester Research Inc. in January 2012, purchases of IT consulting, systems integration services and IT outsourcing by global businesses and governments are estimated to grow by 6.3% in calendar year 2012, when calculated in U.S. dollars.

Corporations are increasingly turning to offshore service providers for higher quality, cost competitive technology solutions. As a result, offshore service providers have become critical to the operations of many enterprises and they continue to grow in recognition and sophistication. In view of this, the addressable market for offshore technology services has expanded.

1. Increasing trend toward offshore technology services

Outsourcing the development, management and ongoing maintenance of technology platforms and solutions has become increasingly important to companies. The effective use of offshore technology services offers a variety of benefits to companies, including lower cost of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of solutions and more flexibility in scheduling. In addition, technology companies are also recognizing the benefits of offshore service providers in software research and development and related support functions, and are outsourcing a greater portion of these activities. This has resulted in increased diversification in the range of services delivered offshore.

2. The India advantage

India is widely recognized as the premier destination for offshore technology services. According to the NASSCOM Strategic Review 2012, IT services exports (excluding exports relating to business process outsourcing (BPO), hardware, engineering design and product development) from India are estimated to grow by 16.3% in fiscal 2012, to record revenues of US $40 billion. According to the NASSCOM Strategic Review 2012, BPO exports from India are estimated to record revenues of US $16 billion, which is a growth of over 12% compared to fiscal 2011. There are several key factors contributing to the growth of IT and IT-enabled services (ITES) in India and by Indian companies. Some of these factors are high-quality delivery, significant cost benefits and abundant skilled resources.

3. Evolution of technology outsourcing

The nature of technology outsourcing is changing. Historically, enterprises either outsourced their technology requirements entirely or on a standalone project-by-project basis. In an environment of rapid technological changes, globalization and regulatory changes, the complete outsourcing model is often perceived to limit a company's operational flexibility and not fully deliver potential cost savings and efficiency benefits. Similarly, project-by-project outsourcing is also perceived to result in increased operational risks and coordination costs and as failing to fully leverage technology service providers' full range of capabilities. To address these issues, companies are looking at outsourcing approaches that require technology service providers to develop specialized systems, processes and solutions along with cost-effective delivery capabilities.

4. Global Delivery Model

Our Global Delivery Model (GDM) allows us to take work to the location where the best talent is available and to where it makes the best economic sense with the least amount of acceptable risk. Our GDM enables us to derive maximum benefit from :

- Access to our large pool of highly skilled technology professionals
- 24-hour execution capabilities across multiple time zones
- The ability to accelerate delivery time of large projects by simultaneously processing project components
- Cost competitiveness across geographies
- Built-in redundancy to ensure uninterrupted services
- A knowledge management system that enables us to re-use solutions where appropriate

In a typical offshore development project, we assign a team of our technology professionals to visit a client's site to determine the scope and requirements of the project. Once the initial specifications have been established, our project managers return to the relevant global development center to supervise a larger team of technology professionals dedicated to the development or implementation of the solution. Typically, a small team remains at the client's site to manage project coordination and address changes in requirements as the project progresses. Teams return to the client's site when necessary to ensure seamless integration. Where required, a dedicated team provides ongoing maintenance from our global development centers. The client's systems are linked to our facilities enabling simultaneous processing in our global development centers. Our model ensures that project managers remain in control of execution throughout the life of the project regardless of their location.

We have successfully executed projects at all our global development centers. We have 74 global development centers, of which 33 are in India, 16 are in North and South America, 20 in the Asia-Pacific region and five in Europe. We have large development centers located in India. Approximately, 72.8% of the total billed person-months for our services rendered during fiscal 2012 originated from our global development centers in India, with the balance efforts being rendered at client sites and our global development centers located outside India.

Our quality control processes and programs are designed to minimize defects and ensure adherence to pre-determined project parameters. Additionally, software quality advisors help individual teams establish appropriate processes for projects and adhere to multi-level testing plans. The project manager is responsible for tracking metrics, including actual effort spent versus initial estimates, project budgeting and estimating the remainder of efforts required on a project.

Our GDM mitigates risks associated with providing offshore technology services to our clients. For our communication needs, we use multiple

service providers and an optimal mix of terrestrial and optical fiber links with alternate routing. In India, we rely on two telecommunications carriers to provide high-speed links connecting our global development centers. Internationally, we rely on multiple links on submarine cable paths provided by various service providers to connect our Indian global development centers with network hubs in other parts of the world. Our significant investment in redundant infrastructure enables us to provide uninterrupted service to our clients.

II Financial condition

Sources of funds

1. Share capital

At present, we have only one class of shares – equity shares of par value ₹5/- each. Our authorized share capital is ₹300 crore, divided into 60 crore equity shares of ₹5/- each. The issued, subscribed and paid up capital stood at ₹287 crore as at March 31, 2012 (same as the previous year).

During the year, employees exercised 49,590 equity shares issued under the 1998 Stock Option Plan and 28,852 equity shares issued under the 1999 Stock Option Plan. Consequently, the issued, subscribed and outstanding shares increased by 78,442. The details of options granted, outstanding and vested as at March 31, 2012, are provided in the *Notes to the consolidated financial statements* section in the Annual Report.

2. Reserves and Surplus

Capital reserve

The balance as at March 31, 2012 amounted to ₹54 crore, same as the previous year.

Securities premium

The addition to the securities premium account of ₹7 crore during the year is primarily on account of premium received on issue of 78,442 equity shares, on exercise of options under the 1998 and 1999 Stock Option Plans of ₹6 crore.

An amount of ₹1 crore (₹11 crore in the previous year) was credited to the securities premium account arising due to tax benefits in overseas jurisdiction of deductions earned on exercise of employees' stock options, in excess of compensation charged to the Profit and Loss account.

General reserves

An amount of ₹847 crore representing 10% of the net profit for the year ended March 31, 2012 (previous year ₹645 crore) was transferred to the general reserves account from the Profit and Loss account.

Profit and Loss account

The balance retained in the Profit and Loss account as at March 31, 2012 is ₹19,993 crore, after providing the interim, special – 10 years of Infosys BPO operations and final dividend for the year of ₹862 crore, ₹574 crore and ₹1,263 crore, respectively and dividend tax of ₹438 crore thereon. The total amount of profits appropriated to dividend including dividend tax was ₹3,137 crore, as compared to ₹4,013 crore in the previous year.

On October 7, 2011, the Board of Directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into a scheme of amalgamation and initiated its merger with Infosys Limited. The termination of Infosys Consulting Inc. became effective on January 12, 2012. Consequent to this there was a reduction of ₹84 crore in the Profit and Loss account.

Shareholder funds

The total shareholder funds increased to ₹29,757 crore as at March 31, 2012 from ₹24,501 crore as of the previous year end.

The book value per share increased to ₹518.21 as at March 31, 2012, compared to ₹426.73 as of the previous year end.

Application of funds

3. Fixed assets

Capital expenditure

We incurred a capital expenditure of ₹1,296 crore (₹1,152 crore in the previous year) comprising additions to gross block of ₹797 crore excluding ₹10 crore of gross block transferred from Infosys Consulting Inc. on its termination, for the year ended March 31, 2012. The entire capital expenditure was funded out of internal accruals.

Additions to gross block

During the year, we capitalized ₹807 crore to our gross block comprising ₹245 crore for investment in computer equipment (includes computer equipment having gross book value of ₹10 crore transferred from Infosys Consulting Inc., on its termination), ₹17 crore on intellectual property rights, ₹2 crore on vehicles and the balance of ₹543 crore on infrastructure investments. We invested ₹158 crore to acquire 371 acres of land in Bangalore, Bhubaneswar, Mangalore, Nagpur and Indore. The expenditure on buildings, plant and machinery, office equipment and, furniture and fixtures, were ₹196 crore, ₹81 crore, ₹39 crore and ₹69 crore, respectively for the year.

During the previous year, we capitalized ₹1,017 crore to our gross block, including investments in computer equipment of ₹251 crore, ₹764 crore on infrastructure investments and ₹2 crore on vehicles. We invested ₹225 crore to acquire 267 acres of land in Bangalore, Delhi and Mangalore.

Deductions to gross block

During the year, we deducted ₹559 crore (net book value of ₹nil) from the gross block on retirement of assets and ₹9 crore on disposal of various assets. During the previous year, we retired / transferred various assets with a gross block of ₹440 crore (net book value of ₹nil)

Capital expenditure commitments

We have a capital expenditure commitment of ₹949 crore, as at March 31, 2012 as compared to ₹742 crore as at March 31, 2011.

4. Investments

We made several strategic investments during the past years aimed at procuring business benefits and operational efficiency for us.

Majority-owned subsidiary

Infosys BPO Limited

We established Infosys BPO Limited as a majority-owned and controlled subsidiary on April 3, 2002, to provide business process management services. Infosys BPO seeks to leverage the benefits of service delivery globalization, process redesign and technology to drive efficiency and cost effectiveness in customer business processes.

On January 4, 2012, Infosys BPO acquired 100% of voting interest in Portland Group Pty. Limited, a leading strategic sourcing and category management services provider based in Sydney, Australia for a cash consideration of ₹199 crore.

Wholly-owned subsidiaries

During the year, the investments in our subsidiaries were as follows :

Subsidiary	In foreign currency	₹crore
Infosys Tecnologia do Brasil Ltda	BRL 7.5 million	22
Infosys Technologies (Shanghai) Co. Limited	US $17.5 million	82
Infosys Consulting India Limited (1)		1

(1) *As a part of termination of Infosys Consulting Inc., Infosys Consulting's investment in Infosys Consulting India Limited has been transferred to Infosys Limited. The book value of investment is ₹1 crore.*

5. Deferred tax assets / liabilities

We recorded deferred tax assets of ₹459 crore as at March 31, 2012 (₹406 crore as at March 31, 2011) and deferred tax liability of ₹270 crore as at March 31, 2012 (₹176 crore as at March 31, 2011).

We assess the likelihood that our deferred tax assets will be recovered from future taxable income. We believe it is more likely than not that we will realize the benefits of these deductible differences.

6. Trade receivables

Trade receivables amounted to ₹5,404 crore (net of provision for doubtful debts amounting to ₹80 crore) as at March 31, 2012, compared to ₹4,212 crore (net of provision for doubtful debts amounting to ₹83 crore) as at March 31, 2011. These debts are considered good and realizable. Debtors are at 17.3% of revenues for the year ended March 31, 2012, compared to 16.6% for the previous year, representing a Days Sales Outstanding (DSO) of 63 days and 61 days for the respective years. The age profile of debtors is as follows:

in %

Days	2012	2011
0 – 30	56.6	58.3
31 – 60	31.3	33.0
61 – 90	2.3	4.3
Above 90	9.8	4.4
	100.0	100.0

Provisions are generally made for all debtors' outstanding for more than 180 days as also for others, depending on the Management's perception of the risk. The need for provisions is assessed based on various factors, including collectability of specific dues, risk perceptions of the industry in which the customer operates and general economic factors that could affect the customer's ability to settle. The movement in provisions for doubtful debts during the year is as follows:

in ₹ crore

	2012	2011
Opening balance	83	100
Add: Amount provided	59	3
Less: Amount written-off	62	20
Closing balance	80	83

Provision for bad and doubtful debts as a percentage of revenue is 0.19% for the year ended March 31, 2012, as against 0.01% for the year ended March 31, 2011. The unbilled revenues as at March 31, 2012 and March 31, 2011, amounted to ₹1,766 crore and ₹1,158 crore, respectively.

7. Cash and cash equivalents

The bank balances in India include both rupee accounts and foreign currency accounts. The bank balances in overseas current accounts are maintained to meet the expenditure of the overseas branches and project-related expenditure overseas. The deposit account represents deposits of maturity up to 365 days.

Our treasury policy calls for investing surpluses with highly-rated companies, banks and financial institutions for maturities up to 365 days, as also with liquid mutual funds with a limit on investments in individual entities.

8. Loans and advances

in ₹ crore

	2012	2011
Unsecured, considered good		
Loans to subsidiary	–	32
Advances		
Pre-paid expenses	53	52
Interest accrued but not due	31	14
For supply of goods and services	20	50
Withholding and other taxes receivable	654	516
Others	14	10
Sub-total	772	674
Capital advances	433	250
Unbilled revenues	1,766	1,158
Advance income tax	929	924
Loans and advances to employees	144	126
Electricity and other deposits	61	60
Rental deposits	28	18
Restricted deposits [(1)]	461	344
Mark-to-market gain on forward and options contracts	–	63
Total	4,594	3,617

[(1)] *An amount of ₹461 crore (₹344 crore as at March 31, 2011) deposited with the Life Insurance Corporation of India to settle leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and hence not considered as 'cash and cash equivalents'.*

During the year, the outstanding loan amount was repaid by Infosys Technologies (China) Co. Limited and Infosys Technologia do Brasil Ltda.

The withholding and other taxes receivable represents transaction taxes paid in various domestic and overseas jurisdictions which are recoverable.

Unbilled revenues consist primarily of costs and earnings in excess of billings to the client on fixed-price, and fixed-timeframe contracts.

Capital advances represent amount paid in advance on capital expenditure. The details of advance income taxes are as follows:

in ₹ crore

	2012	2011
Domestic tax	925	897
Overseas tax	4	27
Total	929	924

Our loan schemes provide for personal loans and salary advances that are provided primarily to employees in India who are not executive officers or directors. The loans and advances are recoverable within 24 months.

Electricity and other deposits represent electricity deposits, telephone deposits, insurance deposits and advances of a similar nature. The rent deposits are for buildings taken on lease by us for our software development centers and marketing offices in locations across the world.

Deposits with financial institutions and corporate bodies represent surplus money deployed in the form of short-term deposits.

9. Liabilities

in ₹ crore

	2012	2011
Trade payables	68	85
Accrued salaries and benefits	447	405
Other liabilities		
Provision for expenses	824	537
Retention monies	42	21
Withholding and other taxes	454	292
Gratuity obligations – unamortized amount	18	22
Rental deposit from subsidiaries	7	7
Others	31	1
Advances received from clients	14	19
Mark-to-market loss on forward and option contracts	28	–
Unearned revenue	519	488
Unclaimed dividend	2	3
Total	2,454	1,880

Liabilities for accrued salaries and benefits include the provision for bonus and incentive payable to the staff. Provision for expenses represent amounts accrued for other operational expenses. Retention monies represent monies withheld on contractor payments pending final acceptance of their work. Withholding and other taxes payable represent local taxes payable in various countries in which we operate and the same will be paid in due course.

Effective July 1, 2007, we revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by ₹37 crore, which is being amortized on a straight line basis to the Profit and Loss account over 10 years, representing the average future service period of employees. An amount of ₹4 crore was amortized during the year. The unamortized balance as at March 31, 2012 was ₹18 crore.

Advances received from clients represent monies received for the delivery of future services. Unearned revenue consists primarily of advance client billing on fixed-price, and fixed-timeframe contracts for which related costs were not yet incurred. Unclaimed dividends represent dividends paid, but not encashed by shareholders, and are represented by a bank balance of the equivalent amount.

10. Provisions

in ₹ crore

	2012	2011
Proposed dividend	1,837	1,149
Tax on dividend	298	187
Income taxes	967	756
Unavailed leave	379	303
Post-sales client support and warranties	123	78
Total	3,604	2,473

Proposed dividend represents the special dividend – 10 years of Infosys BPO operations and the final dividend that we recommended to our shareholders. On approval by our shareholders, this will be paid after the Annual General Meeting (AGM). Provision for tax on dividend denotes taxes payable on final and special dividend declared for the year. Provisions for taxation represent estimated income tax liabilities, both in India and overseas. The details are as follows :

in ₹ crore

	2012	2011
Domestic tax	392	37
Overseas tax	575	719
Total	967	756

Provisions for unavailed leave is towards our liability for leave encashment valued on an actuarial basis. The provision for post-sales client support and warranties is towards likely expenses for providing post-sales client support on fixed-price contracts.

III Results of operations

The function wise classification of statement of Profit and Loss account is as follows :

in ₹ crore

	Year ended March 31,			
	2012	%	2011	%
Income from software services and products	31,254	100.0	25,385	100.0
Software development expenses	17,835	57.1	14,267	56.2
Gross profit	13,419	42.9	11,118	43.8
Selling and marketing expenses	1,453	4.6	1,219	4.8
General and administration expenses	1,905	6.1	1,485	5.8
	3,358	10.7	2,704	10.6
Operating profit before depreciation	10,061	32.2	8,414	33.2
Depreciation and amortization	794	2.5	740	2.9
Operating profit	9,267	29.7	7,674	30.3
Other income	1,829	5.9	1,147	4.5
Profit before tax and exceptional item	11,096	35.6	8,821	34.8
Tax expense	3,110	10.0	2,378	9.4
Profit after tax before exceptional item	7,986	25.6	6,443	25.4
Dividend income, net of taxes	484	1.5	–	–
Profit after tax and exceptional item	8,470	27.1	6,443	25.4

1. Income

Of the total revenues for the year ended March 31, 2012, approximately 97.7% were derived from our overseas operations whereas 2.3% were derived from our domestic operations, same as the previous year.

Our revenues are generated primarily on fixed-timeframe or time-and-material basis. Revenues from software services on fixed-price and fixed-timeframe contracts are recognized as per the proportionate-completion method. On time-and-material contracts, revenue is recognized as the related services rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple arrangement contracts, where revenue is recognized as per the proportionate-completion method.

The segmentation of software services by project type is as follows :

in %

	2012	2011
Fixed-price	41.1	42.1
Time-and-material	58.9	57.9
Total	100.0	100.0

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at our client locations or at our global development centers, as part of software projects; while offshore revenues are for services which are performed at our software development centers in India.

The segmentation of revenues by location (including product revenue) is as follows :

in %

	2012	2011
Onsite	50.8	50.2
Offshore	49.2	49.8
Total	100.0	100.0

The services performed onsite typically generate higher revenues per capita, but at lower gross margins in percentage as compared to the services performed at our own facilities. Therefore, any increase in the onsite effort impacts our margins. The details of effort mix for software services and products in person-months are as follows :

in %

	2012	2011
Onsite	26.8	26.5
Offshore	73.2	73.5
Total	100.0	100.0

The details of revenues are as follows:

in ₹ crore

	2012	2011
Income		
Software services	29,755	24,146
Software products	1,499	1,239
Total	31,254	25,385

2. Expenditure

Software development expenses

in ₹ crore

	2012	%	2011	%	Growth %
Revenues	31,254	100.0	25,385	100.0	23.1
Software development expenses:					
Salaries and bonus	13,782	44.1	11,013	43.4	25.1
Technical sub-contractors	2,483	7.9	2,044	8.0	21.5
Overseas travel expenses	682	2.2	573	2.3	19.0
Cost of software packages	462	1.5	320	1.3	44.4
Third party items bought for service delivery to clients	162	0.5	139	0.5	16.6
Communication expenses	52	0.2	39	0.2	33.3
Post-sales customer support and warranties	60	0.2	5	–	1,100
Other expenses	152	0.5	134	0.5	13.4
Total	17,835	57.1	14,267	56.2	25.0

We incurred software development expenses at 57.1% of revenues, compared to 56.2% during the previous year. Employee costs relate to salaries paid to employees in India and include overseas staff expenses. During the year, we added 33,201 employees (gross) and 16,069 employees (net) (excluding employee transfers of 711 from Infosys Consulting Inc. as a part of its termination) as compared to 32,247 employees (gross) and 15,321 employees (net) during the previous year.

The utilization rates of billable employees for the years ended March 31, 2012 and March 31, 2011 are as follows:

in %

	2012	2011
Including trainees	69.6	72.9
Excluding trainees	76.6	80.5

The cost of technical sub-contractors includes ₹1,810 crore towards purchase of services from subsidiaries for the year ended March 31, 2012, as against ₹1,568 crore in the previous year. The details of such related party transactions are available in the *Notes to accounts*. The balance amount was utilized toward availing the services of external consultants to augment skillsets that were required in various projects. We continue to engage the services of these consultants on a need basis.

The overseas travel expenses representing cost of travel overseas for software development constituted approximately 2.2% and 2.3% respectively of total revenue for the years ended March 31, 2012 and March 31, 2011. Overseas travel expenses include visa charges of ₹202 crore (0.6% of revenues) for the year, compared to ₹184 crore (0.7% of revenues) in the previous year.

Cost of software packages primarily represents the cost of software packages and tools procured for our internal use. These packages and tools enhance the quality of our services and also meet the needs of software development. The cost of software packages was 1.5% and 1.3% respectively of the revenues for the years ending March 31, 2012 and March 31, 2011. Our accounting policy is to charge such purchases to the Profit and Loss accounts in the year of purchase. Third party items bought for service delivery to clients include software and hardware procured from third parties for resale to clients primarily in India. The increase in third party items bought for service delivery to clients is due to an increase in volume of system integration projects executed in the Indian market.

A major part of our revenues is generated from offshore software development. We use high-end communication tools in order to establish real-time connections with our clients. The communication expenses represent approximately 0.2% of revenues for both the years ending March 31, 2012 and March 31, 2011. The provision for post-sale customer support and warranties saw a charge of ₹60 crore against the charge of ₹5 crore for the years ended March 31, 2012 and March 31, 2011, respectively. Other expenses representing staff welfare, computer maintenance, consumables and rent approximate to 0.5% of revenues during the year (same as the previous year).

Gross profit

The gross profit during the year was ₹13,419 crore representing 42.9% of revenues compared to ₹11,118 crore representing 43.8% of revenues in the previous year.

Selling and marketing expenses

We incurred selling and marketing expenses at 4.6% of our total revenues, compared to 4.8% in the previous year. Selling and marketing expenses primarily consist of employee costs which include bonus payment. All other expenses excluding the employee cost were 1.0% of revenues same as in the previous year. The number of sales and marketing personnel increased from 902 as at March 31, 2011 to 1,020 as at March 31, 2012. We and our subsidiaries added 172 new customers as compared to 139 in the previous year.

General and administration expenses

We incurred general and administration expenses amounting to 6.1% and 5.8% of our total revenues, during the current year and previous year, respectively. All other expenses excluding the employee cost were 4.4% of revenues during the year as compared to 4.2% in the previous year. Employee costs increased as the number of administration personnel increased from 4,487 as at March 31, 2011 to 5,389 as at March 31, 2012.

3. Operating profits

We earned an operating profit (PBIDTA) of ₹10,061 crore, representing 32.2% of total revenues compared to ₹8,414 crore, representing 33.2% of total revenues, during the previous year.

4. Depreciation

We provided ₹794 crore and ₹740 crore towards depreciation for the years ended March 31, 2012 and March 31, 2011 representing 2.5% and 2.9% of total revenues. The depreciation for the years ended March 31, 2012 and March 31, 2011 includes an amount of ₹41 crore and ₹33 crore, toward 100% depreciation on assets costing less than ₹5,000 each. The depreciation as a percentage of average gross block (excluding land) is 12.3% and 11.9% for the years ending March 31, 2012 and 2011, respectively.

5. Other income, net

Our treasury policy allows us to invest in short-term instruments with a maturity of upto 365 days, with a limit on individual fund / bank. The increase in interest income during the year was on account of higher cash generation in the business and increase in the average yield during the year.

We use foreign exchange forward contracts and options to hedge our exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces our risks / costs. We do not use foreign exchange forward contracts or options for trading or speculation purposes.

Foreign exchange gains / (losses) include transaction and translation gain of ₹344 crore and a loss of ₹13 crore for the years ended March 31, 2012 and March 31, 2011, respectively and option / forward contracts-loss of ₹263 crore and a gain of ₹52 crore for the years ended March 31, 2012 and March 31, 2011, respectively.

The composition of currency-wise revenues for the years ended March 31, 2012 and March 31, 2011 is as follows :

in %

Currency	2012	2011
US Dollar (USD)	72.9	73.7
UK Pound (GBP)	6.2	6.5
Euro (EUR)	7.6	6.8
Australian Dollar (AUD)	7.6	6.6
Others	5.7	6.4
Total	100.0	100.0

6. Sensitivity to rupee movement

Every 1% movement in the Indian rupee against the U.S. dollar has an impact of approximately 50 basis points on the operating margin.

7. Provision for tax

We have provided for our tax liability both in India and overseas. The Indian statutory corporate tax rate for the year ended March 31, 2012 is 32.445%. Export profits for the year were entitled to tax benefits under the SEZ scheme of the Government of India. The Company had also claimed tax benefit under the STP scheme for export profits earned by certain STP units upto the year ended March 31, 2011.

We have our operations both under the Software Technology Park (STP) scheme and Special Economic Zone (SEZ) scheme.

The profits attributable to operations under the STP scheme were exempted from income tax for a consecutive period of 10 years from the financial year in which the unit started producing computer software, or March 31, 2011, whichever was earlier.

For the current year, approximately 12.50% of revenues came from the SEZ at Mahindra City – unit 1, Chennai and Chandigarh SEZ unit, which were eligible for deduction based on 50% of the profits of the units, and 16.92% of revenues came from other SEZ units, which were eligible for deduction based on entire profits of these units. The balance 70.58% of revenues came from STP units, which were subject to full tax in India. We pay taxes in various countries in which we operate, on the income that is sourced to those countries. The details of provision for taxes are as follows :

in ₹ crore

Year ended March 31,	2012	2011
Overseas tax	146	502
Domestic tax	2,907	2,019
	3,053	2,521
Deferred taxes	57	(143)
	3,110	2,378

The effective tax rate before exceptional item increased to 28.0% in fiscal 2012 as compared to 27.0% in fiscal 2011.

8. Net profit after tax

Our net profit increased by 23.9% to ₹7,986 crore for the year ended March 31, 2012 from ₹6,443 crore in the previous year, excluding exceptional item. This represents 25.6% and 25.4% of total revenue for the year ended March 31, 2012 and March 31, 2011, respectively.

9. Earnings Per Share (EPS) before exceptional item

Our basic EPS before exceptional item increased by 23.9% during the year to ₹139.07 per share from ₹112.26 per share in the previous year. The outstanding shares used in computing basic EPS increased from 57,40,13,650 for the year ended March 31, 2011 to 57,41,99,094 for the year ended March 31, 2012.

10. Exceptional items

We received dividend of ₹484 crore, net of taxes of ₹94 crore from our wholly-owned subsidiary Infosys Australia Pty. Limited and the same is shown as an exceptional item.

11. Segmental profitability

Our operations predominantly relate to providing end-to-end business solutions that leverage technology, thereby enabling clients across the globe from various industry segments to enhance business performance. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The details of income and operating income by industry and geographical segments are provided in this section.

Industry segments

in ₹ crore

	FSI (1)	MFG (2)	ECS (3)	RCL (4)	Total
Segmental revenues					
2012	11,172	6,117	6,572	7,393	31,254
2011	9,293	4,686	5,948	5,458	25,385
Growth %	20.2	30.5	10.5	35.5	23.1
Segmental operating income					
2012	3,535	1,926	2,050	2,550	10,061
2011	3,112	1,570	1,829	1,903	8,414
Growth %	13.6	22.7	12.1	34.0	19.6
Segmental operating profit (%)					
2012	31.6	31.5	31.2	34.5	32.2
2011	33.5	33.5	30.7	34.9	33.1

(1) *Financial Services and Insurance*
(2) *Manufacturing*
(3) *Energy, Utilities, Communication and Services*
(4) *Retail, Consumer Packaged Goods, Logistics and Life Sciences*

Geographical segments

in ₹ crore

	North America	Europe	India	Rest of the World	Total
Segmental revenues					
2012	20,346	6,614	740	3,554	31,254
2011	16,815	5,252	594	2,724	25,385
Growth %	21.0	25.9	24.6	30.5	23.1
Segmental operating income					
2012	6,818	2,123	219	901	10,061
2011	5,684	1,821	186	723	8,414
Growth %	20.0	16.6	17.7	24.6	19.6
Segmental operating profit (%)					
2012	33.5	32.1	29.6	25.4	32.2
2011	33.8	34.7	31.3	26.5	33.1

12. Liquidity

Our growth has been financed largely through cash generated from operations. The net cash generated from our operations was ₹5,955 crore and ₹4,270 crore for the years ended March 31, 2012 and March 31, 2011, respectively. Net cash provided by / (used in) investing activities was ₹565 crore and ₹3,235 crore for the years ended March 31, 2012 and March 31, 2011, respectively. Net cash used in financing activities was ₹2,298 crore and ₹3,642 crore for the years ended March 31, 2012 and March 31, 2011, respectively.

13. Related party transactions

These have been discussed in detail in the *Notes to the abridged financial statements* section of this report.

14. Events occurring after the Balance Sheet date

There were no significant events occurring after the Balance Sheet date.

IV Opportunities and threats

1. Our strengths

We believe that competitive strengths include – Leadership in providing innovative solutions that enable our clients to deliver improved business results in addition to optimizing the efficiency of their business; proven global delivery model; commitment to quality and process execution; strong brand and long-standing client relationships; status as an employer of choice; ability to scale and innovation and leadership.

2. Our strategy

We seek to further strengthen our position as a leading global consulting and technology company by – strengthening our strategic partnership with our clients; increasing our relevance to clients by being able to work in the entire spectrum of their business; delivering higher business value to clients through the alignment of our structure and offerings to their business objectives.

To achieve these goals, we seek to increase business from existing and new clients; continue to enhance our engagement models and offerings; expand geographically and pursue alliances and strategic acquisitions; continue to develop deep industry knowledge; enhance brand visibility and continue to invest in infrastructure and employees.

3. Our competition

We operate in a highly competitive and rapidly changing market and compete with consulting firms such as Accenture Limited, Atos Origin S.A., CapGemini S.A., and Deloitte Consulting LLP; divisions of large multinational technology firms such as Hewlett-Packard Company and IBM Corporation; IT outsourcing firms such as Computer Sciences Corporation, and Dell Perot Systems; offshore technology services firms such as Cognizant Technology Solutions Corporation, Tata Consultancy Services Limited and Wipro Technologies Limited; software firms such as Oracle Corporation and SAP A.G.; business process outsourcing firms such as Genpact Limited and WNS Global Services; in-house IT departments of large corporations; and specialty platform and SaaS companies.

In the future, we expect an intensified competition from some of the firms above, and may also experience competition from new competitors. In particular, we expect increased competition from firms that strengthen their offshore presence in India or other low-cost locations and from firms in market segments that we have recently entered.

We understand that price alone cannot constitute a sustainable competitive advantage. We believe that the principal competitive factors in our business are the ability to : attract and retain high-quality management, technology professionals, and sales personnel; articulate and demonstrate long-term value to potential clients; effectively integrate onsite and offshore execution to deliver high quality, scalable, and cost-effective services; increase the scale and breadth of service offerings to provide one-stop solutions for customer needs; keep pace with ever-changing technology and customer requirements; a strong and well-recognized brand; a proven track record of performance excellence and customer satisfaction; the financial strength to be able to invest in personnel and infrastructure to support the evolving demands of customers; and high ethical and corporate governance standards to ensure honest and professional business practices and protect the reputation of the Company and its customers. We believe we compete favorably with respect to these factors.

V Outlook, risks and concerns

This section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these statements as a result of certain factors. The following lists our outlook, risks and concerns :

- Our revenues and expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline. We may not be able to sustain our previous profit margins or levels of profitability.
- The economic environment, pricing pressure and decreased employee utilization rates could negatively impact our revenues and operating results.
- Our revenues are highly dependent on clients primarily located in the U.S. and Europe, as well as on clients concentrated in certain industries. An economic slowdown or other factors that affect the economic health of the U.S., Europe or those industries, or any other impact on the growth of such industries, may affect our business.
- Our success depends largely upon our highly skilled technology professionals and our ability to attract, hire, train, motivate and retain them.
- Any inability to manage our growth could disrupt our business and reduce our profitability.
- We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.
- Intense competition in the market for technology services could affect our cost advantages, which could reduce our share of business from clients and decrease our revenues.
- Our revenues are highly dependent upon a small number of clients, and the loss of any one of our major clients could significantly impact our business.
- Legislation in certain countries in which we operate, including the U.S. and the U.K., may restrict companies in those countries from outsourcing work to us, or may limit our ability to send our employees to certain client sites.
- Restrictions on immigration may affect our ability to compete for and provide services to clients in the U.S., Europe and other jurisdictions, which could hamper our growth or cause our revenues to decline. During the year, we received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena requires that we provide to the grand jury certain documents and records related to our sponsorships for, and uses of, B1 business visas. We are complying with the subpoena. In addition, the U.S. Department of Homeland Security (DHS) is undertaking a review of our employer eligibility verifications on Form I-9 with respect to our employees working in the United States. We have been advised that the DHS has found errors in a significant percentage of our Forms I-9 that the DHS has reviewed. In the event that the DHS ultimately concludes that our Forms I-9 contained errors, the DHS would likely impose fines and penalties on us. In the event that any government undertakes any actions which limit any visa program that we utilize, or imposes sanctions, fines or penalties on us or our employees, this could materially and adversely affect our business and results of operations.
- Our success depends in large part on our management team and key personnel and our ability to attract and retain them.
- Our failure to complete fixed-price, fixed-timeframe contracts or transaction-based pricing contracts within budget and on time may negatively affect our profitability.
- Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.
- Our engagements with customers are singular in nature and do not necessarily provide for subsequent engagements.
- Our client contracts are often conditioned on our performance, which, if unsatisfactory, could result in lesser revenues.
- Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.
- Our increasing work with governmental agencies may expose us to additional risks.
- Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with

rapid changes in technology and in the industries on which we focus.

- Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.
- Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our Global Delivery Model, which could result in client dissatisfaction and a reduction of our revenues.
- We may be liable to our clients for damages caused by disclosure of confidential information, system failures, errors or unsatisfactory performance of services.
- We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.
- We may be unable to recoup our investment costs to develop our software products.
- We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.
- We may be the subject of litigation which, if adversely determined, could harm our business and operating results.
- The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis and other natural and manmade disasters.
- Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire or terminate.
- In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.
- We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.
- Wage pressures in India and the hiring of employees outside India may prevent us from sustaining our competitive advantage and may reduce our profit margins.
- Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
- Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.
- Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.
- Our international expansion plans subject us to risks inherent in doing business internationally.
- Our ability to acquire companies organized outside India depends on the approval of the Government of India and/or the Reserve Bank of India, and failure to obtain this approval could negatively impact our business.

For more details on risk factors, refer to our quarterly and annual filings with the Securities and Exchange Commission (SEC), U.S., available on our website, *www.infosys.com*.

VI Internal control systems and their adequacy

The CEO and CFO certification provided in the *CEO and CFO Certification* section of the Annual Report discusses the adequacy of our internal control systems and procedures.

VII Material developments in human resources / industrial relations, including number of people employed

Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India.

1. Human capital

We believe that the quality and level of service that our employees deliver are among the highest in the global technology services industry. We are committed to remaining among the industry's leading employers.

As of March 31, 2012, we employed approximately 1,50,000 employees, of which approximately 1,41,790 are technology professionals, including trainees. During fiscal 2012, we recorded approximately 19,174 new hires, net of attrition. Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India. The key elements that define our culture include:

Recruitment

We have built our global talent pool by recruiting students from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers. We typically recruit students in India who have consistently shown high levels of achievement. We also selectively recruit students from campuses in the U.S., U.K., Australia and China. We rely on a rigorous selection process involving aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on the performance tracking of past recruits.

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, during fiscal 2012, we received over 6,22,970 employment applications, interviewed about 60,860 applicants and extended offers of employment to over 41,460 candidates. In fiscal 2012, we added around 16,069 new employees, net of attrition. These statistics do not include Infosys BPO and our wholly-owned subsidiaries, which together, recruited approximately 3,105 new hires, net of attrition, during fiscal 2012.

Training and development

Our focus on providing continuous education and training is a key element of our strategy. We train new engineering graduates that join us at our Global Education Center (GEC) in Mysore. With a total built-up area of 1.44 million sq. ft., the GEC can train approximately 14,000 employees at a time.

Our education programs are designed based on the competencies needed to service our clients and are aligned with the specific roles of our professionals. Our training curricula and offerings are upgraded to meet our business needs. During fiscal 2012, we introduced new programs such as cloud programming and mobile application development. As of March 31, 2012, we employed 891 full-time educators, including 310 with doctorate or master's degrees. Our researchers published articles and white papers in prestigious journals, and invited chapters in reputed publications.

Our engagement with engineering colleges through our Campus Connect program continued to grow last year. We conducted over 190 faculty enablement workshops covering more than 4,500 faculty members from various colleges.

Leadership development is a core part of our training programs. We established the Infosys Leadership Institute in our 337-acre campus in Mysore, India, to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace.

Compensation

Our technology professionals receive competitive salaries and benefits. We have a performance-linked compensation program that links compensation to individual performance, as well as our Company performance.

Risk management report

The following section discusses the various dimensions of enterprise risk management in the Company. Readers are cautioned that the risk related information outlined here is not exhaustive and is for information purposes only. The discussion may contain statements, which may be forward-looking in nature. Our business model is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are advised to refer to the detailed discussion of risk factors and related disclosures in our regulatory filings and to exercise their own judgment in assessing risks associated with the Company.

A. Overview

Enterprise Risk Management (ERM) at Infosys encompasses practices relating to identification, assessment, monitoring and mitigation of various risks to key business objectives. ERM at Infosys seeks to both minimize adverse impact of risks on our key business objectives and to enable us to leverage market opportunities effectively. The corporate scorecard enunciates our key business objectives through a set of specific goals to be achieved in the short-term and strategic goals aimed at achieving our aspirations in the medium-term. Our business objectives typically include goals relating to dimensions such as financial, clients and markets, operational excellence and, talent and leadership. There are linkages between risks and key business objectives. Several risks can impact the achievement of a business objective. Similarly, one risk can impact the achievement of several business objectives.

Further, risk management practices at Infosys seeks to sustain and enhance the long-term competitive advantage of the Company. Risk management is integral to our business model, described as the 'Predictable, Sustainable, Profitable and De-risked' (PSPD) model. Our core values and ethics provide the platform for our risk management practices.

B. Key components of Infosys risk management framework


Key Risk Categories
Strategy
Industry
Operations
Counterparty
Resources
Regulatory Environment
Impact of risk on key business objectives
Dimensions of Key Business Objectives
Financial
Clients and Markets
Operational Excellence
Talent and Leadership
Risk Governance Structure
Board of Directors
Risk Management Committee
Risk Council
Office of Risk Management
Unit Heads
The Infoscion
Key Risk Management Processes
Risk Identification and Assessment
Integration with Strategy and Business Plan
Risk Monitoring and Mitigation
Risk Reporting and Disclosures
Risk Entity Levels
Corporate Level
Business Unit Level
Client Account Level
Project Level
Risk Aggregation
Risk Inheritance

1. Risk management governance structure

Our risk management occurs across the enterprise at various levels. These levels also form the various lines of defense in our risk management. The key roles and responsibilities regarding risk management in the Company are summarized as follows:

Level	Key roles and responsibilities
Board of Directors (Board)	• Corporate governance oversight of risk management performed by the Executive Management • Approving key business objectives to be achieved by the Company in the short-term, medium-term and long-term. Ensure that Executive Management focuses on managing risks to those key business objectives • Review the performance of Risk Management Committee

Level	Key roles and responsibilities
Risk Management Committee (RMC)	• Comprises four independent directors : – David L. Boyles, *Chairperson* – Dr. Omkar Goswami – Sridar A. Iyengar – Prof. Jeffrey S. Lehman (till October 1, 2011) – R. Seshasayee (from October 1, 2011) • Assisting the Board in fulfilling its oversight responsibilities with regard to Enterprise Risk Management • Reviewing risk management practices and actions deployed by the Executive Management with respect to identification, impact assessment, monitoring, mitigation and reporting of key risks to the business objectives, as per the Infosys risk framework • Reviewing and approving risk related disclosures
Risk Council (RC)	• Comprises Co-Chairman, Chief Executive Officer (CEO) and Chief Financial Officer (CFO) • Responsible for day-to-day oversight of risk management, including, identification, impact assessment, monitoring, mitigation and reporting • Reviewing enterprise risks to the achievement of business objectives periodically, initiating mitigation actions, identifying owners for mitigation actions and reviewing progress of mitigation actions • Formulation and deployment of risk management policies and procedures • Providing updates to RMC and the Board from time to time on the enterprise risks and actions taken
Office of Risk Management (ORM)	• Headed by Chief Risk Officer (CRO) • Comprises the network of risk managers from business units and specialist groups • Facilitating the execution of risk management practices in the enterprise, in the areas of risk identification, impact assessment, monitoring, mitigation and reporting • Providing periodic updates to RC and quarterly updates to RMC on risks to key business objectives and their mitigation • Working closely with mitigation action owners in deploying mitigation measures and monitoring their effectiveness. • Working closely with internal audit and quality audit teams for identification, monitoring and mitigation of operational risks.
Unit Heads	• Responsible for managing their functions as per Company risk management practices • Ensure compliance to policies and procedures laid out by the Company in their respective business units • Responsible for managing risks concomitant to the business decisions relating to their unit, span of control or area of operations • Responsible for ensuring effectiveness of risk mitigation actions in their units • Reporting risk events and incidents in a timely manner relating to their unit
The Infoscion	• Adhering to risk management policies and procedures • Implementation of prescribed risk mitigation actions • Reporting risk events and incidents in a timely manner

2. Key business objectives

At Infosys, we have a multi-horizon strategy planning process, and we re-validate on an annual basis, the strategic themes and the business objectives for the Company. The business objectives span four performance dimensions – financial, clients and markets, operational excellence, global talent and leadership. The corporate performance objectives to be achieved during the year are encapsulated in the corporate scorecard which has the performance metrics and targets. The corporate performance is measured, monitored and managed on an on-going basis.

The focus of risk management is to assess risks to the achievement of key business objectives as enunciated in the corporate scorecard and to deploy mitigation measures. The periodic review meetings of RMC and RC focus on reviewing risks to the achievement of key business objectives and actions taken to mitigate these.

There are linkages between risks and key business objectives. Several risks can impact the achievement of a business objective. Similarly, one risk can impact the achievement of several business objectives. For example, risks related to slowdown in key economies where we operate, risk of adverse currency fluctuations and risks relating to our competitive position could impact our business objectives related to growth.

3. Risk categories

The following broad categories of risks to the business objectives have been considered in our risk management framework :

- Strategy : Risks emanating out of the choices we make on markets, business mix, resources and delivery model which can potentially impact our competitive advantage in medium and long-term. Further, this includes aspects relating scalability and sustainability of business.
- Industry : Risks relating to inherent characteristics of our industry including, competitive structure, emergence of new business models, technological landscape, extent of linkage to economic environment and regulatory structure.
- Counterparty : Risks arising from our association with entities for conducting business. The counterparties include clients, vendors, alliance partners and their respective industries. Apart from credit risk, counterparty risks include those relating to litigation and loss of reputation.

- Resources : Risks arising from inappropriate sourcing or sub-optimal utilization of key organizational resources such as financial capital, talent and infrastructure.
- Operations : Risks inherent to business operations including those relating to client acquisition, service delivery to clients, business support activities, information security, intellectual property, physical security and business activity disruptions. Operational risks are assessed primarily on three dimensions; business process effectiveness, compliance to policies and procedures, and strength of underlying controls.
- Regulatory environment : Risks due to adverse developments in regulatory environment that could potentially impact our business objectives and lead to loss of reputation.

4. Key risk management practices

The key risk management practices include those relating to identifying key risks to our business objectives, impact assessment, risk monitoring, mitigation actions, reporting and integration with strategy and business planning.

Risk identification and impact assessment : Mechanisms for identification and prioritization of risks include risk survey, business risk environment scanning and focused discussions in RC and RMC. Risk register and internal audit findings also provide inputs for risk identification and assessment. Risk survey of executives across units, functions and subsidiaries is conducted on an annual basis to seek inputs on key risks. Further, periodic assessment of the business risk environment is carried out to identify significant risks to the achievement of business objectives and prioritizing the risks for action. Operational risks are assessed primarily on three dimensions, namely, business process effectiveness, compliance to policies and procedures, and strength of underlying controls.

Risk monitoring and mitigation : For identified top risks, dashboards are created that track external and internal indicators relevant for risks, so as to indicate the risk level and its likelihood of occurrence. The trend line assessment of top risks, analysis of exposure and potential impact are carried out. Mitigation plans are finalized, owners are identified and progress of mitigation actions are monitored and reviewed. Further, for those business objectives, whose achievement is at risk, periodic reviews are conducted to deploy actions.

Risk reporting : Risks to the achievement of key business objectives, trend line of risk level, impact and mitigation actions are reported and discussed in the RC and the RMC on a periodic basis. Key external and internal incidents with potential impact are reported and reviewed at appropriate forums such as the Information Security Council. Risks relating to client project execution and client account level risks are reported to and discussed at appropriate levels within the Company. An annual risk update is provided to the Board highlighting key risks, their impact and mitigation actions. Key risk factors are disclosed in regulatory filings.

Integration with strategy and business planning : Identified risks to the business objectives in the near-term, medium-term and long-term are used as one of the key inputs for the development of strategy and annual business plan. Key strategic initiatives are identified to mitigate specific risks.

C. Highlights of risk management activities of the year

During the year, impact of risks relating to the slow economic recovery in key markets, our competitive position in market segments and volatile currency movements required continuous focus. While key leading external indicators in the U.S. somewhat improved in the later part of the year, the macro environment in Europe continued to lag. Eurozone crisis during the year led to high volatility in currencies from which we derive our revenues. Our business momentum and competitive position in key market segments required close monitoring.

Our risk management practices continue to focus on minimizing adverse impact of risks on our business objectives and to enable the Company to leverage market opportunities. Periodic reviews of our business momentum and competitive position in key markets were conducted and actions were deployed in this regard. Our active management of currency risks minimized the impact in a volatile currency market. Our continued emphasis on credit risk management through periodic credit quality assessments and focused collection mechanisms resulted in stable credit risk indicators. We continued our emphasis on mitigating talent management related risks, both onsite and offshore, including attraction, retention, engagement and competency development. Key developments in the regulatory environment relating to visas required close monitoring.

Operational risks in the areas including overseas employee administration, information security, IP management, physical security of development centers, project service delivery and contracts management required close monitoring and action.

We carried out various risk management activities to identify, monitor and mitigate impact of risks. These are as follows :

- Annual risk survey was conducted across functions and subsidiaries to get inputs on key risks and their prioritization. Subsequent discussions in the RC and the RMC for finalization of top risks to the achievement of business objectives.
- Periodic assessment of risks, their potential impact on key business objectives, progress of mitigation actions and their effectiveness were reviewed and discussed in the RC and the RMC.
- Periodic risk assessment of our business momentum and competitive position in key market segments. Reviews of actions in this regard were conducted.
- Regular assessment of the business risk environment including assessment by market segments, top clients, counterparty exposures, Europe exposures, currency risk and credit risk and 'What if' scenario assessments.
- Review of key operational risks and actions based on inputs from risk register, external assessments, internal audit findings and key incidents.
- Monitoring of key developments in regulatory environment.
- Periodic reviews in areas including global talent management, service delivery, information security, intellectual property management, physical security and the business continuity management.
- Review of client contractual compliance monitoring mechanisms.

CEO and CFO certification

To

The Board of Directors
Infosys Limited
Bangalore

We, S. D. Shibulal, Chief Executive Officer and Managing Director, and V. Balakrishnan, Director and Chief Financial Officer of Infosys Limited, to the best of our knowledge and belief, certify that :

1. We have reviewed the Balance Sheet and Profit and Loss account (standalone and consolidated), including the abridged financial statements and all the schedules and notes on accounts, as well as the Cash Flow statements, and the Directors' report.
2. Based on our knowledge and information, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the statements made.
3. Based on our knowledge and information, the financial statements, and other financial information included in this report, present in all material respects a true and fair view of the Company's affairs, the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations.
4. To the best of our knowledge and belief, there are no material transactions entered into by the Company during the year that are fraudulent, illegal or violative of the Company's Code of Conduct and Ethics.
5. We are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company, and we have :
   a. Designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP).
   c. Evaluated the effectiveness of the Company's disclosure, controls and procedures.
   d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
6. We have disclosed, based on our most recent evaluation, wherever applicable, to the Company's auditors and the audit committee of the Company's Board of Directors (and persons performing the equivalent functions) :
   a. There were no deficiencies in the design or operation of internal controls, that could adversely affect the Company's ability to record, process, summarize and report financial data, and there have been no material weaknesses in internal controls over financial reporting including any corrective actions with regard to deficiencies.
   b. There were no significant changes in internal controls during the year covered by this report.
   c. All significant changes in accounting policies during the year, if any, and that the same have been disclosed in the notes to the financial statements.
   d. There were no instances of fraud of which we are aware, that involve the Management or other employees who have a significant role in the Company's internal control system.
7. In the event of any materially significant misstatements or omissions, we will return to the Company that part of any bonus or incentive or equity-based compensation, which was inflated on account of such errors.
8. We affirm that we have not denied any personnel, access to the audit committee of the Company (in respect of matters involving alleged misconduct) and we have provided protection to whistleblowers from unfair termination and other unfair or prejudicial employment practices.
9. We further declare that all Board members and senior managerial personnel have affirmed compliance with the Code of Conduct and Ethics for the current year.

Bangalore
April 13, 2012

S. D. Shibulal
Chief Executive Officer and Managing Director

V. Balakrishnan
Director and Chief Financial Officer

Auditors' report on abridged financial statements

To the Members of Infosys Limited (formerly Infosys Technologies Limited)

The accompanying abridged financial statements, which comprise the abridged Balance Sheet as at 31 March, 2012, the abridged Profit and Loss account, the abridged Cash Flow Statement for the year then ended, and related notes, are derived from the audited financial statements of Infosys Limited ('the Company') for the year ended 31 March, 2012. We expressed an unmodified audit opinion on those financial statements in our report dated 13 April, 2012.

The abridged financial statements do not contain all the disclosures required by the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956 ('the Act') [applied in the preparation of the audited financial statements of the Company]. Reading the abridged financial statements, therefore, is not a substitute for reading the audited financial statements of the Company.

Management's Responsibility for the Abridged Financial Statements

Management is responsible for the preparation of a summary of the audited financial statements, on the basis described in Note 1.

Auditor's Responsibility

Our responsibility is to express an opinion on the abridged financial statements based on our procedures, which were conducted in accordance with the Standard on Auditing (SA) 810, 'Engagements to Report on Summary Financial Statements' issued by the Institute of Chartered Accountants of India.

Opinion

In our opinion, the abridged financial statements derived from the audited financial statements of the Company for the year ended 31 March, 2012 are a fair summary of those financial statements, on the basis described in Note 1.

for B S R & Co.
Chartered Accountants
Firm's registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

Bangalore
13 April, 2012

Auditors' report to the members of Infosys Limited

To the Members of Infosys Limited (formerly Infosys Technologies Limited)

Report on the Financial Statements

We have audited the accompanying financial statements of Infosys Limited ('the Company') which comprise the Balance Sheet as at 31 March, 2012, the Statement of Profit and Loss and the Cash Flow Statement for the year then ended and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

The Management is responsible for the preparation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956 ('the Act'). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

(i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March, 2012;

(ii) in the case of the Statement of Profit and Loss, of the profit for the year ended on that date; and

(iii) in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1. As required by the Companies (Auditor's Report) Order, 2003 ('the Order'), as amended, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Act, we give in the ***Annexure*** a statement on the matters specified in paragraphs 4 and 5 of the said Order.
2. As required by Section 227(3) of the Act, we report that :
   a. we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
   b. in our opinion proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
   c. the Balance Sheet, Statement of Profit and Loss and Cash Flow Statement dealt with by this report are in agreement with the books of account;
   d. in our opinion, the Balance Sheet, Statement of Profit and Loss, and Cash Flow Statement comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956; and
   e. on the basis of written representations received from the directors as on 31 March, 2012, and taken on record by the Board of Directors, none of the directors are disqualified as on 31 March, 2012, from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

for B S R & Co.
Chartered Accountants
Firm's registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

Bangalore
13 April, 2012

Annexure to the auditors' report

The Annexure referred to in our report to the members of Infosys Limited ('the Company') (formerly Infosys Technologies Limited) for the year ended 31 March, 2012. We report that :

(i) (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this programme, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

(c) Fixed assets disposed off during the year were not substantial, and therefore, do not affect the going concern assumption.

(ii) The Company is a service company, primarily rendering information technology services. Accordingly, it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.

(iii)(a) The Company has granted a loan to a body corporate covered in the register maintained under Section 301 of the Companies Act, 1956 ('the Act'). The maximum amount outstanding during the year was ₹26,95,65,993 and the year-end balance of such loan amounted to ₹12,39,007. Other than the above, the Company has not granted any loans, secured or unsecured, to companies, firms or parties covered in the register maintained under Section 301 of the Act.

(b) In our opinion, the rate of interest and other terms and conditions on which the loan has been granted to the body corporate listed in the register maintained under Section 301 of the Act are not, prima facie, prejudicial to the interest of the Company.

(c) In the case of the loan granted to the body corporate listed in the register maintained under Section 301 of the Act, the borrower has been regular in the payment of the interest as stipulated. The terms of arrangement do not stipulate any repayment schedule and the loan is repayable on demand. Accordingly, paragraph 4(iii)(c) of the Order is not applicable to the Company in respect of repayment of the principal amount.

(d) There are no overdue amounts of more than ₹1 lakh in respect of the loan granted to a body corporate listed in the register maintained under Section 301 of the Act.

(e) The Company has not taken any loans, secured or unsecured from companies, firms or parties covered in the register maintained under Section 301 of the Act. Accordingly, paragraphs 4(iii)(e) to 4(iii)(g) of the Order are not applicable.

(iv) In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

(v) (a) In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Act have been entered in the register required to be maintained under that section.

(b) In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (v)(a) above and exceeding the value of ₹5 lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.

(vi) The Company has not accepted any deposits from the public.

(vii) In our opinion, the Company has an internal audit system commensurate with the size and the nature of its business.

(viii) The Central Government of India has not prescribed the maintenance of cost records under Section 209(1)(d) of the Act for any of the services rendered by the Company.

(ix)(a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted / accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Income tax, Sales tax, Wealth tax, Service tax and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Employees' State Insurance, Customs duty and Excise duty.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Income tax, Sales tax, Wealth tax, Service tax and other material statutory dues were in arrears as at 31 March, 2012, for a period of more than six months from the date they became payable.

(b) According to the information and explanations given to us, there are no material dues of Wealth tax and Cess which have not been deposited with the appropriate authorities on account of any dispute. However, according to information and explanations given to us, the following dues of Income tax, Sales tax, and Service tax, have not been deposited by the Company on account of disputes:

Name of the statute	Nature of dues	Amount (in ₹)	Period to which the amount relates	Forum where dispute is pending
Income Tax Act, 1961	Interest on Income-tax demanded	50,84,704	Assessment year 2006-2007	Commissioner of Income Tax (Appeals), Bangalore
Income Tax Act, 1961	Demand under Section 156	[1] 7,30,25,295	Assessment year 2009-2010	Commissioner of Income Tax (Appeals), Bangalore
Service tax	Service tax demanded	[1] 5,75,63,973	July 2004 to October 2005	Custom Excise and Service Tax Appellate Tribunal, Bangalore
Service tax	Service tax demanded	[1] 2,57,84,864	January 2005 to March 2009	Custom Excise and Service Tax Appellate Tribunal, Bangalore
Service tax	Service tax and penalty demanded	23,15,20,178	February 2007 to March 2009	Custom Excise and Service Tax Appellate Tribunal, Bangalore
Service tax	Service tax demanded	4,19,72,658	April 2009 to March 2010	Commissioner, Bangalore
APVAT Act, 2005	Inter-state sales demanded	4,17,650	April 2006 to March 2007	Sales Tax Appellate Tribunal, Andhra Pradesh
APVAT Act, 2005	Sales tax demanded	[1] 31,12,450	April 2007 to March 2008	High Court of Andhra Pradesh
KVAT Act, 2003	Sales tax, interest and penalty demanded	[1][2] 24,53,43,982	April 2005 to March 2009	High Court of Karnataka
MVAT Act, 2002	Excess refund along with interest demanded.	[1] 13,20,455	January 2006 to December 2007	Deputy Commissioner, Sales Tax, Pune
CENVAT Credit Rules, 2004	Irregular availment of CENVAT credit	[1] 11,14,13,495	October 2004 to March 2009	Custom Excise and Service Tax Appellate Tribunal, Bangalore

[1] *A stay order has been received against the amount disputed and not deposited.*
[2] *Net of amounts paid under protest.*

(x) The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year.

(xi) The Company did not have any outstanding dues to any financial institution, banks or debenture holders during the year.

(xii) The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion and according to the information and explanations given to us, the Company is not a chit fund / nidhi / mutual benefit fund / society.

(xiv) According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments.

(xv) According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

(xvi) The Company did not have any term loans outstanding during the year.

(xvii) The Company has not raised any funds on short-term basis.

(xviii) The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under Section 301 of the Act.

(xix) The Company did not have any outstanding debentures during the year.

(xx) The Company has not raised any money by public issues during the year.

(xxi) According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

for B S R & Co.
Chartered Accountants
Firm's registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

Bangalore
13 April, 2012

Abridged Balance Sheet

Statement containing salient features of Balance Sheet as per Section 219(1)(b)(iv) of the Companies Act, 1956

in ₹ crore

Particulars	As at March 31, 2012	As at March 31, 2011
I. SOURCES OF FUNDS		
1. SHAREHOLDERS' FUNDS		
(a) Capital		
(i) Equity capital	287	287
(b) Reserves and surplus		
(i) Capital reserve	54	54
(ii) Share premium account	3,064	3,057
(iii) Revenue reserve	6,359	5,512
(iv) Surplus in Profit and Loss account	19,993	15,591
	29,757	24,501
2. LOAN FUNDS	–	–
TOTAL OF (1) TO (2)	29,757	24,501
II. APPLICATION OF FUNDS		
1. FIXED ASSETS		
(a) Net block (original cost less depreciation)	4,061	4,056
(b) Capital work-in-progress	588	249
	4,649	4,305
2. INVESTMENTS		
(a) Investment in subsidiary companies – unquoted	1,064	1,202
(b) Others – unquoted	345	123
	1,409	1,325
3. DEFERRED TAX ASSETS (NET)	189	230
4. (I) CURRENT ASSETS, LOANS AND ADVANCES		
(a) Sundry debtors	5,404	4,212
(b) Cash and bank balances	18,057	13,665
(c) Other current assets	1,513	1,500
(d) Loans and advances		
(i) To subsidiary companies	–	32
(ii) To others	4,594	3,585
	29,568	22,994
(II) LESS : CURRENT LIABILITIES AND PROVISIONS		
(a) Liabilities	2,454	1,880
(b) Provisions	3,604	2,473
NET CURRENT ASSETS (I-II)	23,510	18,641
TOTAL OF (1) TO (4)	29,757	24,501

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. 101248W

Natrajh Ramakrishna *Partner* Membership No. 32815	K. V. Kamath *Chairman*	S. Gopalakrishnan *Executive Co-Chairman*	S. D. Shibulal *Chief Executive Officer and Managing Director*	V. Balakrishnan *Director and Chief Financial Officer*
	Ann M. Fudge *Director*	Ashok Vemuri *Director*	David L. Boyles *Director*	Deepak M. Satwalekar *Director*
	Prof. Jeffrey S. Lehman *Director*	Dr. Omkar Goswami *Director*	Ravi Venkatesan *Director*	R. Seshasayee *Director*
Bangalore April 13, 2012	Sridar A. Iyengar *Director*	Srinath Batni *Director*	B. G. Srinivas *Director*	K. Parvatheesam *Company Secretary*

Abridged Profit and Loss account

Statement containing salient features of Profit and Loss account as per Section 219(1)(b)(iv) of the Companies Act, 1956

in ₹ crore

Particulars	For the year ended March 31,	
	2012	2011
I. INCOME		
Income from software services and products	31,254	25,385
Dividend	24	18
Interest	1,696	1,068
Other income / (loss)	109	61
TOTAL	33,083	26,532
II. EXPENDITURE		
Software development expenses	3,947	3,196
Selling expenses	329	241
Salaries, wages and other employee benefits	15,454	12,448
Managerial remuneration	27	16
Depreciation and amortization	794	740
Auditor's remuneration	1	1
Provision for doubtful debts	60	3
Provision for post-sales client support and warranties	60	5
Other expenses	1,315	1,061
TOTAL	21,987	17,711
III. PROFIT BEFORE TAX AND EXCEPTIONAL ITEM (I-II)	11,096	8,821
IV. PROVISION FOR TAXATION	3,110	2,378
V. PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEM (III-IV)	7,986	6,443
Dividend income, net of taxes	484	–
	8,470	6,443
VI. DIVIDEND ON EQUITY SHARES		
Interim	862	574
30th year special dividend	–	1,722
Special dividend – 10 years of Infosys BPO operations	574	–
Final dividend	1,263	1,149
Tax on dividend	438	568
VII. TRANSFER TO RESERVES AND SURPLUS	5,333	2,430

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

K. V. Kamath
Chairman

S. Gopalakrishnan
Executive Co-Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

V. Balakrishnan
Director and Chief Financial Officer

Ann M. Fudge
Director

Ashok Vemuri
Director

David L. Boyles
Director

Deepak M. Satwalekar
Director

Prof. Jeffrey S. Lehman
Director

Dr. Omkar Goswami
Director

Ravi Venkatesan
Director

R. Seshasayee
Director

Bangalore
April 13, 2012

Sridar A. Iyengar
Director

Srinath Batni
Director

B. G. Srinivas
Director

K. Parvatheesam
Company Secretary

Abridged Cash Flow statement

in ₹ crore

Particulars	For the year ended March 31,	
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit before tax and exceptional item	11,096	8,821
Adjustments to reconcile net profit before tax to cash provided by operating activities		
Depreciation and amortization	794	740
Interest and dividend income	(1,720)	(1,086)
Profit of sale of tangible assets	(2)	–
Effect of exchange differences on translation of assets and liabilities	19	(6)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	(60)	(5)
Changes in current assets and liabilities		
Sundry debtors	(1,180)	(968)
Loans and advances and other current assets	(819)	(704)
Current liabilities and provisions	671	234
	8,799	7,026
Income taxes paid	(2,844)	(2,756)
NET CASH GENERATED BY OPERATING ACTIVITIES	5,955	4,270
CASH FLOWS FROM INVESTING ACTIVITIES		
Payment towards capital expenditure	(1,296)	(1,152)
Investments in subsidiaries	(104)	(77)
Disposal of other investments	(222)	3,378
Interest and dividend received	1,703	1,086
CASH FLOWS FROM INVESTING ACTIVITIES BEFORE EXCEPTIONAL ITEM	81	3,235
Dividend income, net of taxes	484	–
NET CASH USED IN INVESTING ACTIVITIES	565	3,235
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of share capital on exercise of stock options	6	24
Repayment of loan given to subsidiary	35	14
Dividends paid including residual dividend	(2,012)	(3,156)
Dividend tax paid	(327)	(524)
NET CASH USED IN FINANCING ACTIVITIES	(2,298)	(3,642)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	60	5
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,282	3,868
Add : Bank balances taken over from Infosys Consulting Inc., U.S. *(Note 2.25 of the annual standalone financial statements)*	110	–
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	15,165	11,297
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR *(Refer Note 8)*	19,557	15,165

Note : Refer to Cash Flow statement of annual standalone financial statements.

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. 101248W

Natrajh Ramakrishna *Partner* Membership No. 32815	K. V. Kamath *Chairman*	S. Gopalakrishnan *Executive Co-Chairman*	S. D. Shibulal *Chief Executive Officer and Managing Director*	V. Balakrishnan *Director and Chief Financial Officer*
	Ann M. Fudge *Director*	Ashok Vemuri *Director*	David L. Boyles *Director*	Deepak M. Satwalekar *Director*
	Prof. Jeffrey S. Lehman *Director*	Dr. Omkar Goswami *Director*	Ravi Venkatesan *Director*	R. Seshasayee *Director*
Bangalore April 13, 2012	Sridar A. Iyengar *Director*	Srinath Batni *Director*	B. G. Srinivas *Director*	K. Parvatheesam *Company Secretary*

Notes to the Abridged Financial Statements for the year ended March 31, 2012

1. Company overview

Infosys Limited ('Infosys' or 'the Company') along with its majority-owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting India Limited ('Infosys Consulting India'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB ('Infosys Sweden'), Infosys Tecnologia do Brasil Ltda ('Infosys Brasil'), Infosys Public Services Inc., U.S. ('Infosys Public Services') and Infosys Technologies (Shanghai) Co. Limited ('Infosys Shanghai') is a leading global technology services corporation. The Company provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Company offers software products for the banking industry.

The abridged financial statements have been prepared pursuant to Rule 7A of the Companies (Central Government's) General Rules and Forms, 1956 and are based on the annual accounts for the year ended March 31, 2012.

(Note 1 in the Notes to Accounts of the annual standalone financial statements).

2. Notes to accounts

Amounts in the abridged financial statements are presented in ₹ crore, except for per share data and as otherwise stated. Certain amounts that are required to be disclosed and do not appear due to rounding off are detailed in *note 11*. All exact amounts are stated with the suffix '/-'. One crore equals 10 million.

Explanation to the abridged financial statement

1. Assets and liabilities include balances which are both current and non-current in nature.
2. Cash and cash equivalents in the Cash Flow statement include cash and bank balance and deposits with financial institutions of ₹ 1,500 crore each as of March 31, 2012 and March 31, 2011 included under other current assets in the Balance Sheet.
3. Software development expenses in the annual standalone financial statements also include salaries, wages and employee benefit and provision for post-sales client support and warranties, separately shown in this statement.
4. Selling expenses in the annual standalone financial statements also include salaries, wages and employee benefits, separately shown in this statement.
5. Managerial remuneration excludes remuneration paid to Executive Council members.

The previous year figures have been re-grouped / re-classified, wherever necessary to conform to the current presentation. *(Note 2 in the Notes to Accounts of the annual standalone financial statements).*

3. Capital commitments and contingent liabilities

in ₹ crore

Particulars	As at March 31,			
	2012		2011	
Contingent liabilities :				
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		3		3
Claims against the Company, not acknowledged as debts [(1)] [Net of amount paid to statutory authorities ₹ 1,114 crore (₹ 469 crore)]		72		271
Commitments :				
Estimated amount of unexecuted capital contracts (net of advances and deposits)		949		742
	in million	in ₹ crore	in million	in ₹ crore
Forward contracts outstanding				
In USD	677	3,445	500	2,230
In Euro	20	136	20	127
In GBP	20	163	10	72
In AUD	23	121	10	46
Options contracts outstanding				
In USD	50	254	–	–
		4,119		2,475

[(1)] Claims against the Company not acknowledged as debts include demand from the Indian Income tax authorities for payment of additional tax of ₹ 1,088 crore (₹ 671 crore), including interest of ₹ 313 crore (₹ 177 crore) upon completion of their tax review for fiscal 2005, 2006, 2007 and 2008. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 and fiscal 2008 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, 2006, 2007 and fiscal 2008 are pending before the Commissioner of Income Tax (Appeals) Bangalore.

The Company is contesting the demands and the Management, including its tax advisors, believes that its position will likely be upheld in the appellate process. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

(Note 2.20 in the Notes to Accounts of the annual standalone financial statements).

4. Quantitative details

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5(viii)(c) of general instructions for preparation of the statement of Profit and Loss as per revised Schedule VI to the Companies Act, 1956.

(Note 2.21 in the Notes to Accounts of the annual standalone financial statements).

5. Related party transactions

List of related parties :

Name of the subsidiaries	Country	Holding as at March 31,	
		2012	2011
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting Inc. [1]	U.S.	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services	U.S.	100%	100%
Infosys BPO s. r. o. [2]	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o [2]	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited [2]	Thailand	–	–
Infosys Consulting India Limited [1][3]	India	100%	100%
McCamish Systems LLC [2]	U.S.	99.98%	99.98%
Portland Group Pty. Limited [2][4]	Australia	99.98%	–
Portland Procurement Services Pty. Limited [2][4]	Australia	99.98%	–

[1] *On October 7, 2011, the Board of Directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into a scheme of amalgamation and initiated its merger with Infosys Limited. The termination of Infosys Consulting Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting Inc., have been transferred to Infosys Limited.*

[2] *Wholly-owned subsidiaries of Infosys BPO. During the year ended March 31, 2011 Infosys BPO (Thailand) Limited was liquidated.*

[3] *On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honorable High Court of Karnataka for its merger with Infosys Limited.*

[4] *On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty. Ltd.*

Infosys guarantees the performance of certain contracts entered into by its subsidiaries.

Details of amounts due to or due from related parties as at March 31, 2012 and March 31, 2011 :

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Loans and Advances		
Infosys China	–	23
Infosys Brasil	–	9
Trade Receivables		
Infosys China	12	39
Infosys Australia	–	5
Infosys Mexico	–	1
Infosys Consulting	–	24
Infosys BPO (including subsidiaries)	9	3
Infosys Public Services	131	–
Other Receivables		
Infosys Australia	1	–
Infosys BPO (including subsidiaries)	1	–
Infosys Public Services	11	–
Trade Payables		
Infosys China	6	32
Infosys Australia	52	–
Infosys BPO (including subsidiaries)	2	3
Infosys Consulting	–	17
Infosys Consulting India	–	1
Infosys Mexico	–	1
Infosys Sweden	1	1
Other Payables		
Infosys Australia	2	–
Infosys BPO (including subsidiaries)	8	–
Infosys Consulting India	2	–
Infosys Public Services	17	–
Deposit given for shared services		
Infosys BPO (including subsidiaries)	3	–
Deposit taken for shared services		
Infosys BPO	7	7

The details of the related party transactions entered into by the Company for the year ended March 31, 2012 and March 31, 2011 are as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Capital transactions :		
Financing transactions		
Infosys Shanghai	82	11
Infosys Mexico	–	14
Infosys Brasil	22	10
Infosys China	–	42
Infosys Consulting India	1	–
Loans		
Infosys Brasil	(10)	9
Infosys China	(25)	(23)
Revenue transactions :		
Purchase of services		
Infosys Australia	1,333	889
Infosys China	263	240
Infosys Consulting	146	353
Infosys Consulting India	2	5
Infosys BPO (including subsidiaries)	27	17
Infosys Sweden	10	12
Infosys Mexico	27	49
Infosys Brasil	1	3
Purchase of shared services including facilities and personnel		
Infosys Consulting (including subsidiaries)	2	–
Infosys BPO (including subsidiaries)	101	114
Interest income		
Infosys China	1	2
Infosys Brasil	1	–
Sale of services		
Infosys Australia	14	33
Infosys China	8	6
Infosys Brasil	1	–
Infosys Mexico	5	–
Infosys BPO (including subsidiaries)	34	21
Infosys Consulting	43	73
Infosys Public Services	171	–
Sale of shared services including facilities and personnel		
Infosys BPO (including subsidiaries)	57	78
Infosys Consulting	21	4
Dividend income		
Infosys Australia	578	–

During the year ended March 31, 2012, an amount of ₹20 crore (nil for the year ended March 31, 2011) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

During the year ended March 31, 2012, an amount of nil (₹12 crore for the year ended March 31, 2011) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

The compensation to key managerial personnel which comprises directors and members of Executive Council is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Salaries and other employee benefits	45	33

(Note 2.25 in the Notes to Accounts of the annual standalone financial statements).

6. Dues to micro, small and medium enterprises

The Company has no dues to micro, small and medium enterprises during the year ended March 31, 2012 and March 31, 2011 and as at March 31, 2012 and March 31, 2011. *(Note 2.33 in the Notes to Accounts of the annual standalone financial statements).*

7. Aggregate fair value of unquoted investments

As at March 31, 2012 and March 31, 2011, the aggregate fair value of unquoted investments is ₹341 crore and ₹119 crore. *(Note 2.10 in the Notes to Accounts of the annual standalone financial statements).*

8. Cash and cash equivalents

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Cash and bank balance as per Balance Sheet	18,057	13,665
Add: Deposits with financial institutions (excluding interest accrued but not due) [(1)]	1,500	1,500
	19,557	15,165

[(1)] *Excludes restricted deposits held with Life Insurance Corporation of India of ₹461 crore (₹344 crore) for funding leave liability.*

(Note 2.14 and Note 2.32 in the Notes to Accounts of the annual standalone financial statements.)

9. Important ratios

Ratio	Year ended March 31,	
	2012	2011
Sales to total assets ratio	1.05	1.04
Operating profit [(1)] / Average capital employed ratio (%)	34.16	32.98
Return on average net worth – before exceptional item (%)	29.44	27.69
Return on average net worth – after exceptional item (%)	31.22	27.69
Profit after tax to sales ratio – before exceptional item (%)	25.55	25.38
Profit after tax to sales ratio – after exceptional item (%)	27.10	25.38

[(1)] *Refer note 2.36 of the annual standalone financial statements.*

10. Exceptional item

During the quarter and year ended March 31, 2012, the Company received dividend of ₹484 crore, net of taxes of ₹94 crore from its wholly-owned subsidiary Infosys Australia.

(Note 2.34 in the Notes to Accounts of the annual standalone financial statements).

11. Details of rounded off amounts

The abridged financial statements are represented in ₹crore. Those items which were not represented in the abridged financial statement due to rounding off to the nearest ₹crore are given as follows:

Balance Sheet items

in ₹ crore

Note	Description	As at March 31,	
		2012	2011
5	Related party transactions		
	Debtors		
	Infosys Australia	0.22	–
	Infosys Consulting India	–	0.29
	Infosys Public Services	–	0.11
	Infosys Brasil	0.12	–
	Creditors		
	Infosys Brasil	0.07	0.14
	Infosys Mexico	–	0.31
	Other Payables		
	Infosys Mexico	0.04	–
	Deposit taken for shared services		
	Infosys Consulting India	0.14	0.14

Profit and Loss items

in ₹ crore

Note	Description	Year ended March 31,	
		2012	2011
5	Related party transactions		
	Revenue transactions		
	Purchase of services – Infosys BPO (Poland) Sp.Z.o.o	–	0.41
	Purchase of services – Infosys Brasil	0.13	0.35
	Sale of services – Infosys Australia	0.43	–
	Sale of services – Infosys Brasil	0.39	–

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. 101248W

Natrajh Ramakrishna *Partner* Membership No. 32815	K. V. Kamath *Chairman*	S. Gopalakrishnan *Executive Co-Chairman*	S. D. Shibulal *Chief Executive Officer and Managing Director*	V. Balakrishnan *Director and Chief Financial Officer*
	Ann M. Fudge *Director*	Ashok Vemuri *Director*	David L. Boyles *Director*	Deepak M. Satwalekar *Director*
	Prof. Jeffrey S. Lehman *Director*	Dr. Omkar Goswami *Director*	Ravi Venkatesan *Director*	R. Seshasayee *Director*
Bangalore April 13, 2012	Sridar A. Iyengar *Director*	Srinath Batni *Director*	B. G. Srinivas *Director*	K. Parvatheesam *Company Secretary*

Auditors' report on consolidated financial statements

We have audited the accompanying consolidated financial statements of Infosys Limited ('the Company') and its subsidiaries, which comprise the Consolidated Balance Sheet as at March 31, 2012, the Consolidated Statement of Profit and Loss, and Consolidated Cash Flows Statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

The Management is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with accounting principles generally accepted in India. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(i) in the case of the Consolidated Balance Sheet, of the state of affairs of the Company as at March 31, 2012;

(ii) in the case of the Consolidated Statement of Profit and Loss Account, of the profit for the year ended on that date; and

(iii) in the case of the Consolidated Cash Flow Statement, of the cash flows for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm's registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

Bangalore
13 April, 2012

Consolidated Balance Sheet

in ₹ crore

Particulars	Note	As at March 31, 2012	As at March 31, 2011
EQUITY AND LIABILITIES			
SHAREHOLDERS' FUNDS			
Share capital	2.1	286	286
Reserves and surplus	2.2	31,046	25,690
		31,332	25,976
NON-CURRENT LIABILITIES			
Deferred tax liabilities (net)	2.3	270	–
Other long-term liabilities	2.4	123	93
		393	93
CURRENT LIABILITIES			
Trade payables		23	44
Other current liabilities	2.5	3,059	2,540
Short-term provisions	2.6	3,820	2,640
		6,902	5,224
		38,627	31,293
ASSETS			
NON-CURRENT ASSETS			
Fixed assets			
Tangible assets	2.7	4,375	4,319
Intangible assets	2.7	1,180	916
Capital work-in-progress		590	264
		6,145	5,499
Non-current investments	2.9	4	4
Deferred tax assets (net)	2.3	535	321
Long-term loans and advances	2.10	1,667	1,466
Other non-current assets	2.11	15	–
		8,366	7,290
CURRENT ASSETS			
Current investments	2.9	368	140
Trade receivables	2.12	5,882	4,653
Cash and cash equivalents	2.13	20,591	16,666
Short-term loans and advances	2.14	3,420	2,544
		30,261	24,003
		38,627	31,293
SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO ACCOUNTS	1 & 2		

Note: The notes referred to above form an integral part of the consolidated Balance Sheet.

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

K. V. Kamath
Chairman

S. Gopalakrishnan
Executive Co-Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

V. Balakrishnan
Director and Chief Financial Officer

Ann M. Fudge
Director

Ashok Vemuri
Director

David L. Boyles
Director

Deepak M. Satwalekar
Director

Prof. Jeffrey S. Lehman
Director

Dr. Omkar Goswami
Director

Ravi Venkatesan
Director

R. Seshasayee
Director

Bangalore
April 13, 2012

Sridar A. Iyengar
Director

Srinath Batni
Director

B. G. Srinivas
Director

K. Parvatheesam
Company Secretary

Consolidated Profit and Loss account

in ₹ crore, except per share data

Particulars	Note	For the year ended March 31,	
		2012	2011
Income from software services and products		33,734	27,501
Other income	2.15	1,904	1,211
Total revenue		35,638	28,712
Expenses			
Employee benefit expenses	2.16	18,340	14,856
Cost of technical sub-contractors		777	603
Travel expenses	2.16	1,122	954
Cost of software packages and others	2.16	654	489
Communication expenses	2.16	274	237
Professional charges		483	344
Depreciation and amortization expenses	2.7	928	854
Other expenses	2.16	1,361	1,050
Total expenses		23,939	19,387
PROFIT BEFORE TAX		11,699	9,325
Tax expense :			
Current tax	2.17	3,313	2,603
Deferred tax	2.17	54	(113)
PROFIT FOR THE PERIOD		8,332	6,835
EARNINGS PER EQUITY SHARE			
Equity shares of par value ₹5/- each			
Basic		145.83	119.66
Diluted		145.83	119.63
Number of shares used in computing earnings per share	2.25		
Basic		57,13,65,494	57,11,80,050
Diluted		57,13,96,142	57,13,68,358
SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO ACCOUNTS	1 & 2		

Note: The notes referred to above form an integral part of the consolidated Profit and Loss account.

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

K. V. Kamath
Chairman

S. Gopalakrishnan
Executive Co-Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

V. Balakrishnan
Director and Chief Financial Officer

Ann M. Fudge
Director

Ashok Vemuri
Director

David L. Boyles
Director

Deepak M. Satwalekar
Director

Prof. Jeffrey S. Lehman
Director

Dr. Omkar Goswami
Director

Ravi Venkatesan
Director

R. Seshasayee
Director

Bangalore
April 13, 2012

Sridar A. Iyengar
Director

Srinath Batni
Director

B. G. Srinivas
Director

K. Parvatheesam
Company Secretary

Consolidated Cash Flow statement

in ₹ crore

Particulars	Note	For the year ended March 31,	
		2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		11,699	9,325
Adjustments to reconcile profit before tax to cash provided by operating activities			
Depreciation and amortization expenses		928	854
Interest and dividend income		(1,834)	(1,154)
Profit of sale of tangible assets	2.27.5	(2)	–
Effect of exchange differences on translation of deferred tax liability and other assets		31	(8)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(86)	(45)
Effect of exchange differences on translation of subsidiaries		108	54
Changes in assets and liabilities			
Trade receivables	2.27.1	(1,189)	(1,159)
Loans and advances and other assets	2.27.2	(850)	(758)
Liabilities and provisions	2.27.3	620	489
		9,425	7,598
Income taxes paid	2.27.4	(3,117)	(2,846)
NET CASH GENERATED BY OPERATING ACTIVITIES		6,308	4,752
CASH FLOWS FROM INVESTING ACTIVITIES			
Payment towards capital expenditure	2.27.5	(1,531)	(1,305)
Payment for acquisition of business, net of cash acquired		(199)	(3)
Disposal of other investments	2.27.6	(228)	3,558
Interest and dividend received	2.27.7	1,811	1,148
NET CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES		(147)	3,398
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of share capital on exercise of stock options		6	24
Dividends paid net of intercompany dividend		(2,001)	(3,140)
Dividend tax paid		(327)	(524)
NET CASH USED IN FINANCING ACTIVITIES		(2,322)	(3,640)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		86	45
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		3,925	4,555
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		16,666	12,111
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		20,591	16,666
SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO ACCOUNTS	1 & 2		

Note : The notes referred to above form an integral part of the consolidated Cash Flow statement.

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

K. V. Kamath
Chairman

S. Gopalakrishnan
Executive Co-Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

V. Balakrishnan
Director and Chief Financial Officer

Ann M. Fudge
Director

Ashok Vemuri
Director

David L. Boyles
Director

Deepak M. Satwalekar
Director

Prof. Jeffrey S. Lehman
Director

Dr. Omkar Goswami
Director

Ravi Venkatesan
Director

R. Seshasayee
Director

Bangalore
April 13, 2012

Sridar A. Iyengar
Director

Srinath Batni
Director

B. G. Srinivas
Director

K. Parvatheesam
Company Secretary

Significant accounting policies and notes to accounts

Company overview

Infosys Limited ('Infosys' or 'the Company') along with its majority-owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting India Limited ('Infosys Consulting India'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB ('Infosys Sweden'), Infosys Tecnologia do Brasil Ltda. ('Infosys Brasil'), Infosys Public Services Inc., U.S. ('Infosys Public Services') and Infosys Technologies (Shanghai) Co. Limited ('Infosys Shanghai') is a leading global technology services corporation. The group of companies ('the Group') provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Group offers software products for the banking industry.

1. Significant accounting policies

1.1. Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the Accounting Standard (AS) 21, 'Consolidated Financial Statements'. The financial statements of Infosys – the parent company, Infosys BPO, Infosys China, Infosys Australia, Infosys Mexico, Infosys Consulting India, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai and controlled trusts have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain / loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company.

1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires the Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage-of-completion which requires the Group to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset other than goodwill is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.3. Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services performed.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of value-added taxes in its Consolidated Statement of Profit and Loss.

Profit on sale of investments is recorded on transfer of title from the Group and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight-line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Group's right to receive dividend is established.

1.4. Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5. Post-sales client support and warranties

The Group provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7. Fixed assets, including goodwill, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment. Goodwill comprises the excess of purchase consideration over the fair value of the net assets of the acquired enterprise. Goodwill arising on consolidation or acquisition is not amortized but is tested for impairment.

1.8. Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for ₹5,000/- or less) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset.

The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Office equipment	5 years
Computer equipment	2 – 5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

1.9. Retirement benefits to employees

Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of the Company and Infosys BPO. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust ('the Trust'). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in a scheme with Life Insurance Corporation as permitted by the law. The Group recognizes the net obligation of the Gratuity Plan in the consolidated Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Group's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the Consolidated Statement of Profit and Loss in the period in which they arise.

Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Certain employees of Infosys Australia are also eligible for the superannuation benefit. Infosys Australia has no further obligations to the superannuation plan beyond its monthly contribution.

Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

Compensated absences

The employees of the Group are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.10. Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.11. Foreign currency transactions

Foreign currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

The functional currency of Infosys, Infosys BPO and Infosys Consulting India is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services and Infosys Shanghai are their respective local currencies. The translation of financial statements of the foreign subsidiaries from the local currency to the functional currency of the Company is performed for Balance Sheet accounts using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in 'Reserves and Surplus'. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to Profit or Loss.

1.12. Forward and options contracts in foreign currencies

The Group uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Group and the Group does not use those for trading or speculation purposes.

Effective April 1, 2008, the Group adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the Consolidated Statement of Profit and Loss. The Group records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the Consolidated Statement of Profit and Loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the Consolidated Statement of Profit and Loss. Currently hedges undertaken by the Group are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the Consolidated Statement of Profit and Loss at each reporting date.

1.13. Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum Alternate Tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Consolidated Balance Sheet if there is convincing evidence that the Group will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Group offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in a situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to the Consolidated Statement of Profit and Loss are credited to the share premium account.

1.14. Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares

been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the consolidated financial statements by the Board of Directors.

1.15. Investments

Trade investments are the investments made to enhance the Group's business interests. Investments are either classified as current or long-term based on the Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.16. Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Group considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.17. Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

1.18. Leases

Lease under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight-line basis in the Consolidated Statement of Profit and Loss over the lease term.

1.19. Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable assets are treated as deferred income and are recognized in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

2. Notes to accounts for the year ended March 31, 2012

Amounts in the financial statements are presented in ₹ crore, except for per share data and as otherwise stated. Certain amounts that are required to be disclosed and do not appear due to rounding off are detailed in note 2.29. All exact amounts are stated with the suffix '/-'. One crore equals 10 million.

The previous years figures have been regrouped / re-classified, wherever necessary to conform to the current presentation.

2.1. Share capital

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2012	2011
Authorized		
Equity shares, ₹5/- par value		
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, Subscribed and Paid Up		
Equity shares, ₹5/- par value [(1)]	287	287
57,42,30,001 (57,41,51,559) equity shares fully paid-up		
Less: 28,33,600 (28,33,600) equity shares held by controlled trusts	1	1
	286	286
[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid-up have been issued as bonus shares by capitalization of the general reserve.]		
	286	286

Notes: Forfeited shares amounted to ₹1,500/- (₹1,500/-)

[(1)] Refer to Note 2.25 for details of basic and diluted shares

Stock option plans

The Company has two stock option plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADS representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADS representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The Compensation Committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2012 and March 31, 2011 is as follows:

Particulars	Year ended March 31,	
	2012	2011
The 1998 Plan:		
Options outstanding, beginning of the year	50,070	242,264
Less: Exercised	49,590	188,675
Forfeited	480	3,519
Options outstanding, end of the year	–	50,070
Options exercisable, end of the year	–	50,070
The 1999 Plan:		
Options outstanding, beginning of the year	48,720	204,464
Less: Exercised	28,852	137,692
Forfeited	8,185	18,052
Options outstanding, end of the year	11,683	48,720
Options exercisable, end of the year	7,429	40,232

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2012 and March 31, 2011 was ₹2,799 and ₹2,950, respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2012 and March 31, 2011 was ₹2,702 and ₹2,902, respectively.

The following tables summarize information about the options outstanding under the 1998 Plan and 1999 Plan as at March 31, 2012 and March 31, 2011 respectively:

Range of exercise prices per share (₹)	As at March 31, 2012		
	Number of shares arising out of options	Weighted average remaining contractual life (in years)	Weighted average exercise price (in ₹)
The 1998 Plan:			
300 – 700	–	–	–
701 – 1,400	–	–	–
	–	–	–
The 1999 Plan:			
300 – 700	–	–	–
701 – 2,500	11,683	0.71	2,121
	11,683	0.71	2,121

Range of exercise prices per share (₹)	As at March 31, 2011		
	Number of shares arising out of options	Weighted average remaining contractual life (in years)	Weighted average exercise price (in ₹)
The 1998 Plan:			
300 – 700	24,680	0.73	587
701 – 1,400	25,390	0.56	777
	50,070	0.65	683
The 1999 Plan:			
300 – 700	33,759	0.65	448
701 – 2,500	14,961	1.71	2,121
	48,720	0.97	962

2.2 Reserves and surplus

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Capital reserve – Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Foreign currency translation reserve	244	101
Securities premium account – Opening balance	3,062	3,027
Add: Receipts on exercise of employee stock options	6	24
Income tax benefit arising from exercise of stock options	1	11
	3,069	3,062
General reserve – Opening balance	6,509	5,264
Add: Transferred from Surplus	847	1,245
	7,356	6,509
Surplus – Opening Balance	15,964	14,371
Add: Intercompany dividend	11	16
Add: Net profit after tax transferred from Statement of Profit and Loss	8,332	6,835
Amount available for appropriation	24,307	21,222
Appropriations:		
Interim dividend	862	574
30th year special dividend	–	1,722
Special dividend – 10 years of Infosys BPO operations	574	–
Final dividend	1,263	1,149
Total dividend	2,699	3,445
Dividend tax	438	568
Amount transferred to general reserve	847	1,245
Surplus – Closing Balance	20,323	15,964
	31,046	25,690

2.3. Deferred taxes

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Deferred tax assets		
Fixed assets	297	253
Trade receivables	19	20
Unavailed leave	128	104
Computer software	36	24
Accrued compensation to employees	32	26
Others	23	70
	535	497
Deferred tax liabilities		
Branch profit tax	270	176
	270	176

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2012 and March 31, 2011, the Company has provided for branch profit tax of ₹270 crore and ₹176 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. Branch profit tax balance increased by ₹22 crore during the year ended March 31, 2012 due to foreign currency fluctuation impact.

2.4. Other long-term liabilities

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Others		
Gratuity obligation – unamortized amount relating to plan amendment (Refer to *Note 2.22*)	14	18
Payable for acquisition of business	70	61
Provision for expenses	5	10
Deferred income – government grant on land use rights	27	–
Accrued salaries and benefits		
Bonus and incentives	7	4
	123	93

2.5. Other current liabilities

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Accrued salaries and benefits		
Salaries and benefits	99	83
Bonus and incentives	545	645
Other liabilities		
Provision for expenses	1,085	781
Retention monies	51	26
Withholding and other taxes payable	506	329
Gratuity obligation – unamortized amount relating to plan amendment, current (Refer to *Note 2.22*)	4	4
Payable for acquisition of business	4	4
Advances received from clients	15	22
Payable by controlled trusts	149	119
Unearned revenue	545	518
Mark-to-market loss on forward and options contracts	42	–
Deferred income – government grant on land use rights	1	–
Accrued gratuity (Refer to *Note 2.22*)	2	2
Unpaid dividends	2	3
Other payables	9	4
	3,059	2,540

2.6. Short-term provisions

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Provision for employee benefits		
Unavailed leave	498	399
Others		
Proposed dividend	1,837	1,149
Provision for		
Tax on dividend	298	187
Income taxes	1,054	817
Post-sales client support and warranties	133	88
	3,820	2,640

Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Balance at the beginning	88	82
Provision recognized / (reversal)	60	5
Provision utilized	(17)	–
Exchange difference during the period	2	1
Balance at the end	133	88

Provision for post-sales client support is expected to be utilized over a period of six months to one year.

2.7. Fixed assets

in ₹ crore, except as otherwise stated

Particulars	Original cost				Depreciation and amortization				Net book value	
	As at April 1, 2011	Additions during the year	Deductions / Retirement during the year	As at March 31, 2012	As at April 1, 2011	For the year	Deductions during the year	As at March 31, 2012	As at March 31, 2012	As at March 31, 2011
Tangible assets :										
Land : Freehold	407	18	–	425	–	–	–	–	425	407
Leasehold	146	140	–	286	–	–	–	–	286	146
Buildings (1)	3,626	242	1	3,867	978	249	1	1,226	2,641	2,648
Plant and equipment (2)	910	87	147	850	537	171	155	553	297	373
Office equipment (2)	376	79	44	411	202	76	35	243	168	174
Computer equipment (2)	1,331	315	260	1,386	1,069	267	243	1,093	293	262
Furniture and fixtures (2)	675	87	131	631	415	121	128	408	223	260
Leasehold improvements	95	37	–	132	50	36	(8)	94	38	45
Vehicles	7	2	1	8	3	2	1	4	4	4
	7,573	1,007	584	7,996	3,254	922	555	3,621	4,375	4,319
Intangible assets :										
Goodwill	916	175	–	1,091	–	–	–	–	1,091	916
Intellectual property rights	12	37	–	49	12	5	–	17	32	–
Land use rights	–	58	–	58	–	1	–	1	57	–
	928	270	–	1,198	12	6	–	18	1,180	916
Total	8,501	1,277	584	9,194	3,266	928	555	3,639	5,555	5,235
Previous year	7,839	1,146	484	8,501	2,893	854	481	3,266	5,235	

(1) *Buildings include ₹ 250/- being the value of five shares of ₹ 50/- each in Mittal Towers Premises Co-operative Society Limited.*

(2) *During the years ended March 31, 2012 and March 31, 2011, certain assets which were old and not in use having gross book value of ₹ 570 crore and ₹ 488 crore respectively, (net book value nil) were retired.*

Profit / (loss) on disposal of fixed assets during the year ended March 31, 2012 and March 31, 2011 is ₹ 2 crore and less than ₹ 1 crore, respectively.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as 'Land – leasehold' under 'Tangible assets' in the financial statements. Additionally, certain land has been purchased for which though the Company has possession certificate, the sale deeds are yet to be executed as at March 31, 2012.

2.8. Leases

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Lease rentals recognized during the year	190	146

in ₹ crore

Lease obligations payable	As at March 31,	
	2012	2011
Within one year of the Balance Sheet date	159	109
Due in a period between one year and five years	281	251
Due after five years	74	71

The operating lease arrangements, are renewable on a periodic basis and extend upto a maximum of 10 years from their respective dates of inception and relate to rented premises. Some of these lease agreements have price escalation clauses.

2.9. Investments

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Non-current investments		
Long-term investments – at cost		
Trade (unquoted)		
Investments in equity instruments	6	6
Less: Provision for investments	2	2
	4	4
Current investments – at the lower of cost and fair value		
Others Non-trade (unquoted)		
Liquid mutual fund units	32	21
Certificates of deposit	336	119
	368	140
Aggregate amount of unquoted investments	372	144
Aggregate amount of provision made for non-current investments	2	2

2.10. Long-term loans and advances

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Unsecured, considered good		
Capital advances	444	261
Electricity and other deposits	29	33
Rental deposits	39	37
Restricted deposits (Refer to *Note 2.26*) [(1)]	58	70
Other loans and advances		
Advance income taxes	1,037	993
MAT credit entitlement	39	48
Prepaid expenses	15	20
Loans and advances to employees		
Housing and other loans	6	4
	1,667	1,466

[(1)] *Balance held by controlled trusts*

2.11. Other non-current assets

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Others		
Advance to gratuity trust (Refer to *Note 2.22*)	15	–
	15	–

2.12. Trade receivables [(1)]

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Debts outstanding for a period exceeding six months		
Unsecured		
Considered doubtful	49	58
Less: Provision for doubtful debts	49	58
	–	–
Other debts		
Unsecured		
Considered good	5,882	4,653
Considered doubtful	36	28
	5,918	4,681
Less: Provision for doubtful debts	36	28
	5,882	4,653
	5,882	4,653
[(1)] *Includes dues from companies where directors are interested*	7	2

Provision for doubtful debts

The Company periodically evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The Company normally provides for debtor dues outstanding for six months or longer from the invoice date, as at the Balance Sheet date. The Company pursues the recovery of the dues, in part or full.

2.13. Cash and cash equivalents

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Cash on hand	–	–
Balances with banks		
In current and deposit accounts	19,059	15,095
Others		
Deposits with financial institutions	1,532	1,571
	20,591	16,666

Cash and cash equivalents as of March 31, 2012 and March 31, 2011 include restricted cash and bank balances of ₹246 crore and ₹184 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees, cash and bank balances held by irrevocable trusts controlled by the Company and unclaimed dividends.

The deposits maintained by the Company with banks and financial institutions comprise time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows :

in ₹ crore

Particulars	As at March 31, 2012	As at March 31, 2011
In current accounts		
ABN AMRO Bank, China	41	17
ABN AMRO Bank, China (U.S. Dollar account)	2	24
ANZ Bank, Taiwan	2	3
Bank of America, Mexico	5	4
Bank of America, U.S.	598	296
Banamex, Mexico	1	2
Citibank N.A., Australia	89	61
Citibank N.A., Brazil	7	5
Citibank N.A., China	2	–
Citibank N.A., China (U.S. Dollar account)	12	11
Citibank N.A., Czech Republic	1	1
Citibank N.A., Czech Republic (Euro account)	4	–
Citibank N.A., Czech Republic (U.S. account)	1	–
Citibank N.A., India	1	2
Citibank N.A., New Zealand	7	2
Citibank N.A., Thailand	1	1
Citibank N.A., Japan	9	17
Deutsche Bank, Belgium	6	5
Deutsche Bank, Czech Republic	1	1
Deutsche Bank, Czech Republic (Euro account)	1	–
Deutsche Bank, Czech Republic (U.S. account)	2	–
Deutsche Bank, Germany	12	5
Deutsche Bank, Netherlands	3	2
Deutsche Bank, France	4	3
Deutsche Bank, Philippines	–	1
Deutsche Bank, Philippines (U.S. Dollar account)	3	1
Deutsche Bank, Poland	1	1
Deutsche Bank, Poland (Euro account)	1	2
Deutsche Bank, Switzerland	1	1
Deutsche Bank, Singapore	8	3
Deutsche Bank, U.K.	32	40
Deutsche Bank, Spain	1	1
Deustche Bank, India	10	12
Deustche Bank – EEFC (Euro account)	9	8
Deustche Bank – EEFC (U.S. Dollar account)	23	143
Deutsche Bank – EEFC (Swiss Franc account)	2	2
HSBC Bank, U.K.	–	10
ICICI Bank, India	20	32
ICICI Bank – EEFC (U.S. Dollar account)	32	22
ICICI Bank – EEFC (U.K. Pound Sterling account)	1	1
ICICI Bank, U.K.	2	1
National Australia Bank Limited, Australia	3	1
Nordbanken, Sweden	3	5
Royal Bank of Canada, Canada	5	23
Shanghai Pudong Development Bank, China	–	2
Standard Chartered Bank, UAE	1	–
State Bank of India, India	1	–
The Bank of Tokyo – Mitsubishi UFJ, Ltd., Japan	1	–

Particulars	As at March 31, 2012	As at March 31, 2011
Commonwealth Bank of Australia, Australia	4	–
Punjab National Bank, India	1	–
Bank of New Zealand, New Zealand	12	–
	989	774
In deposit accounts		
ABN AMRO Bank, China	–	14
Allahabad Bank	852	561
Andhra Bank	510	399
Axis Bank	806	536
Bank of America, Mexico	6	17
Bank of America, U.S.	–	82
Bank of Baroda	1,733	1,100
Bank of India	1,500	1,197
Bank of Maharashtra	475	506
Bank of China, China	25	–
Canara Bank	1,559	1,300
Central Bank of India	752	354
Citibank N.A., Czech Republic	–	5
Citibank N.A., (U.S. Dollar account)	–	1
Citibank N.A., China	23	–
Citibank N.A., Brazil	–	3
Corporation Bank	395	295
DBS Bank	40	–
Deutsche Bank, Poland	41	21
Federal Bank	20	–
HDFC Bank	1,357	646
HSBC Bank, London	5	18
ICICI Bank	1,504	788
IDBI Bank	1,030	770
ING Vysya Bank	82	–
Indian Overseas Bank	600	518
Jammu and Kashmir Bank	25	12
Kotak Mahindra Bank	175	25
National Australia Bank Limited, Australia	67	546
Nordbanken, Sweden	1	1
Oriental Bank of Commerce	714	653
Punjab National Bank	1,314	1,493
Ratnakar Bank	5	–
State Bank of Hyderabad	580	255
State Bank of India	–	394
State Bank of Mysore	249	354
South Indian Bank	60	50
Syndicate Bank	550	504
Union Bank of India	602	631
Vijaya Bank	153	144
Yes Bank	141	33
	17,951	14,226
In unpaid dividend accounts		
Citibank – Unclaimed dividend account	–	1
HDFC Bank – Unclaimed dividend account	1	1
ICICI Bank – Unclaimed dividend account	1	1
	2	3
In margin money deposits against guarantees		
Canara Bank	56	29
State Bank of India	61	63
	117	92
Deposits with financial institutions		
HDFC Limited	1,532	1,571
	1,532	1,571
Total cash and cash equivalents as per Balance Sheet	20,591	16,666

2.14. Short-term loans and advances

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Unsecured, considered good		
Others		
Advances		
Prepaid expenses	51	47
For supply of goods and rendering of services	36	36
Withholding and other taxes receivable	682	548
Others	10	24
	779	655
Restricted deposits (Refer to *Note 2.26*)	492	367
Unbilled revenues	1,873	1,243
MAT credit entitlement (Refer to *Note 2.17*)	16	15
Interest accrued but not due	48	25
Loans and advances to employees		
Housing and other loans	56	43
Salary advances	103	94
Electricity and other deposits	37	30
Rental deposits	16	6
Mark-to-market gain on forward and options contracts	–	66
	3,420	2,544
Unsecured, considered doubtful		
Loans and advances to employees	4	3
	3,424	2,547
Less: Provision for doubtful loans and advances to employees	4	3
	3,420	2,544

2.15. Other income

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Interest received on deposits with banks and others	1,807	1,133
Dividend received on investment in mutual fund units	27	21
Miscellaneous income, net	17	15
Gains / (losses) on foreign currency, net	53	42
	1,904	1,211

2.16. Expenses

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Employee benefit expenses		
Salaries and bonus including overseas staff expenses	17,793	14,306
Contribution to provident and other funds	459	456
Staff welfare	88	94
	18,340	14,856
Travel expenses		
Overseas travel expenses	993	839
Traveling and conveyance	129	115
	1,122	954
Cost of software packages and others		
For own use	492	350
Third party items bought for service delivery to clients	162	139
	654	489
Communication expenses		
Telephone charges	180	153
Communication expenses	94	84
	274	237
Other expenses		
Office maintenance	284	231
Power and fuel	184	167
Brand building	90	74
Rent	190	146
Rates and taxes, excluding taxes on income	66	54
Repairs to building	42	45
Repairs to plant and machinery	41	36
Computer maintenance	64	53
Consumables	28	27
Insurance charges	36	33
Research grants	7	18
Marketing expenses	29	22
Commission charges	27	15
Printing and stationery	14	14
Professional membership and seminar participation fees	15	12
Postage and courier	13	13
Advertisements	6	7
Provision for post-sales client support and warranties	60	5
Commission to non-whole-time directors	8	6
Freight charges	1	2
Provision for bad and doubtful debts and advances	62	4
Books and periodicals	3	4
Auditor's remuneration		
Statutory audit fees	3	2
Bank charges and commission	4	2
Donations	26	1
Recruitment and training	5	2
Miscellaneous expenses	53	55
	1,361	1,050

2.17. Tax expense

in ₹ crore

	Year ended March 31,	
	2012	2011
Current tax		
Income taxes	3,313	2,603
Deferred taxes	54	(113)
	3,367	2,490

Income taxes

The provision for taxation includes tax liabilities in India on the Company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first five years, 50% exempt for the next five years and 50% exempt for another five years subject to fulfilling certain conditions.

2.18. Contingent liabilities and commitments (to the extent not provided for)

in ₹ crore

Particulars	As at March 31,			
	2012		2011	
Contingent liabilities :				
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		23		21
Claims against the Company, not acknowledged as debts [(1)] [Net of amount paid to statutory authorities ₹1,114 crore (₹469 crore)]		72		271
Commitments :				
Estimated amount of unexecuted capital contracts (net of advances and deposits)		1,044		814
	in million	in ₹ crore	in million	in ₹ crore
Forward contracts outstanding				
In USD	729	3,709	546	2,433
In Euro	38	258	28	177
In GBP	22	179	15	108
In AUD	23	122	10	46
Options outstanding				
In USD	50	254	–	–
		4,522		2,764

(1) Claims against the Company not acknowledged as debts include demand from the Indian Income tax authorities for payment of additional tax of ₹1,088 crore (₹671 crore), including interest of ₹313 crore (₹177 crore) upon completion of their tax review for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 and fiscal 2008 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, 2006, 2007 and 2008 are pending before the Commissioner of Income Tax (Appeals) Bangalore. The Company is contesting the demands and the Management, including its tax advisors, believes that its position will likely be upheld in the appellate process. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

The foreign exchange forward and option contracts mature between 1 – 12 months. The following table lists the analysis of the derivative financial instruments into relevant maturity groupings based on the remaining period as of the Balance Sheet date :

in ₹ crore

Particulars	As at March 31,	
	2012	2011
Not later than one month	344	435
Later than one month and not later than three months	790	649
Later than three months and not later than one year	3,388	1,680
	4,522	2,764

The Company recognized a loss on derivative financial instruments of ₹299 crore and gain on derivative financial instruments of ₹13 crore during the year ended March 31, 2012 and March 31, 2011, respectively, which is included in other income.

2.19. Holding of Infosys in its subsidiaries and related party transactions

List of related parties :

Name of subsidiaries	Country	Holding as at March 31,	
		2012	2011
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting Inc. [(1)]	U.S.	–	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services	U.S.	100%	100%
Infosys BPO s. r. o. [(2)]	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o [(2)]	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited [(2)]	Thailand	–	–
Infosys Consulting India Limited [(3)]	India	100%	100%
McCamish Systems LLC [(2)]	U.S.	99.98%	99.98%
Portland Group Pty. Limited [(2)(4)]	Australia	99.98%	–
Portland Procurement Services Pty. Limited [(2)(4)]	Australia	99.98%	–

(1) On October 7, 2011, the Board of Directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into a scheme of amalgamation and initiated its merger with Infosys Limited. The termination of Infosys Consulting, Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting Inc., have been transferred to Infosys Limited.

(2) Wholly-owned subsidiaries of Infosys BPO. During the year ended March 31, 2011 Infosys BPO (Thailand) Limited was liquidated.

(3) On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honourable High Court of Karnataka for its merger with Infosys Limited.

(4) On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty. Limited

Related party transactions:

During the year ended March 31, 2012, an amount of ₹20 crore (nil for the year ended March 31, 2011) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees. Related parties include Infosys Science Foundation and Infosys Limited Employees' Welfare Trust which are controlled trusts.

The following table describes the compensation to key managerial personnel which comprise directors and members of the Executive Council:

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Salaries and other employee benefits	46	33

2.20. Research and development expenditure

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Capital	5	6
Revenue	676	527

2.21. Segment reporting

The Group's operations predominantly relate to providing end-to-end business solutions thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Effective quarter ended June 30, 2011, the Group reorganized its business to increase its client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the 'management approach', as laid down in AS 17, Segment reporting. The Chief Executive Officer evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Group are primarily Financial Services and Insurance (FSI) comprising enterprises providing banking, finance and insurance services, Manufacturing (MFG), enterprises in the Energy, Utilities, Communication and Services (ECS) and Retail, Consumer Packaged Goods, Logistics and Life Sciences (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both onsite and offshore. North America comprises the U.S., Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the U.K., and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and onsite expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and adjusted against the total income of the Group.

Fixed assets used in the Group's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Year ended March 31, 2012 and *March 31, 2011*:

in ₹ crore

Particulars	FSI	MFG	ECS	RCL	Total
Income from software services and products	11,830	6,933	7,233	7,738	33,734
	9,862	*5,393*	*6,614*	*5,632*	*27,501*
Identifiable operating expenses	5,025	3,033	3,011	3,214	14,283
	4,122	*2,311*	*2,756*	*2,410*	*11,599*
Allocated expenses	2,965	1,824	1,903	2,036	8,728
	2,456	*1,370*	*1,689*	*1,419*	*6,934*
Segmental operating income	3,840	2,076	2,319	2,488	10,723
	3,284	*1,712*	*2,169*	*1,803*	*8,968*
Unallocable expenses					928
					854
Other income					1,904
					1,211
Profit before tax					11,699
					9,325
Tax expense					3,367
					2,490
Profit for the period					8,332
					6,835

Geographic segments

Year ended March 31, 2012 and *March 31, 2011* :

in ₹ crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	21,537	7,401	748	4,048	33,734
	17,958	*5,927*	*599*	*3,017*	*27,501*
Identifiable operating expenses	9,096	3,214	369	1,604	14,283
	7,658	*2,467*	*281*	*1,193*	*11,599*
Allocated expenses	5,664	1,911	168	985	8,728
	4,555	*1,488*	*144*	*747*	*6,934*
Segmental operating income	6,777	2,276	211	1,459	10,723
	5,745	*1,972*	*174*	*1,077*	*8,968*
Unallocable expenses					928
					854
Other income, net					1,904
					1,211
Profit before tax					11,699
					9,325
Tax expense					3,367
					2,490
Profit for the period					8,332
					6,835

2.22. Gratuity plan

The following table sets out the status of the Gratuity Plan as required under AS 15. Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in ₹ crore

Particulars	As at March 31,				
	2012	2011	2010	2009	2008
Obligations at year beginning	480	325	267	224	225
Service cost	157	178	80	51	50
Interest cost	39	25	19	16	17
Actuarial (gain) / loss	(6)	17	(5)	1	(8)
Benefits paid	(70)	(65)	(36)	(25)	(23)
Amendment in benefit plans	–	–	–	–	(37)
Obligations at year end	600	480	325	267	224
Defined benefit obligation liability as at the Balance Sheet date is fully funded by the Group.					
Change in plan assets					
Plan assets at year beginning, at fair value	480	327	268	236	225
Expected return on plan assets	49	36	25	17	18
Actuarial gain	–	–	1	5	2
Contributions	154	182	69	35	14
Benefits paid	(70)	(65)	(36)	(25)	(23)
Plan assets at year end, at fair value	613	480	327	268	236
Reconciliation of present value of the obligation and the fair value of the plan assets :					
Fair value of plan assets at the end of the year	613	480	327	268	236
Present value of the defined benefit obligations at the end of the year	600	480	325	267	224
Asset recognized in the Balance Sheet	15	2	2	1	12
Liability recognized in the Balance Sheet	2	2	–	–	–
Assumptions					
Interest rate	8.57%	7.98%	7.82%	7.01%	7.92%
Estimated rate of return on plan assets	9.45%	9.36%	9.00%	7.01%	7.92%
Weighted expected rate of salary increase	7.27%	7.27%	7.27%	5.10%	5.10%

Net gratuity cost for the year ended March 31, 2012 and March 31, 2011 comprises the following components :

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Gratuity cost for the year		
Service cost	157	178
Interest cost	39	25
Expected return on plan assets	(49)	(36)
Actuarial (gain) / loss	(6)	17
Plan amendment amortization	(4)	(4)
Net gratuity cost	137	180
Actual return on plan assets	49	37

Gratuity cost, as disclosed above, is included under employee benefit expenses and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

As at March 31, 2012 and March 31, 2011, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Group expects to contribute approximately ₹150 crore to the gratuity trust during fiscal 2013.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by ₹37 crore, which is being amortized on a straight-line basis to the Statement of Profit and Loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2012 and March 31, 2011 amounted to ₹18 crore and ₹22 crore, respectively and disclosed under 'Other long-term liabilities and other current liabilities'.

2.23. Provident fund

The Group contributed ₹238 crore and ₹198 crore towards provident fund during the year ended March 31, 2012 and March 31, 2011, respectively. The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the assumptions provided below there is no shortfall as at March 31, 2012, 2011, 2010, 2009 and 2008, respectively.

The details of the fund and plan asset position as at March 31, 2012 are as follows :

in ₹ crore

Particulars	As at March 31,				
	2012	2011	2010	2009	2008
Plan assets at year end, at fair value	1,816	1,579	1,295	997	743
Present value of benefit obligation at year end	1,816	1,579	1,295	997	743
Asset recognized in the Balance Sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach :

Particulars	As at March 31,				
	2012	2011	2010	2009	2008
Government of India (GOI) bond yield	8.57%	7.98%	7.83%	7.01%	7.96%
Remaining term of maturity (in years)	8	7	7	6	6
Expected guaranteed interest rate	8.25%	9.50%	8.50%	8.50%	8.50%

2.24. Superannuation

The Group contributed ₹142 crore and ₹109 crore to the Superannuation Trust during the year ended March 31, 2012 and March 31, 2011, respectively.

2.25. Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Year ended March 31,	
	2012	2011
Number of shares considered as basic weighted average shares outstanding	57,13,65,494	57,11,80,050
Add : Effect of dilutive issues of shares / stock options	30,648	1,88,308
Number of shares considered as weighted average shares and potential shares outstanding	57,13,96,142	57,13,68,358

2.26. Restricted deposits

Deposits with financial institutions as at March 31, 2012 include ₹550 crore (₹437 crore as at March 31, 2011) deposited with the Life Insurance Corporation of India to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered 'cash and cash equivalents'.

2.27. Schedules to Cash Flow statements

2.27.1. Change in trade receivables

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
As per the Balance Sheet	5,882	4,653
Less : Trade receivables taken over upon acquisition of Portland Group	40	–
Less : Opening balance considered	4,653	3,494
	1,189	1,159

2.27.2. Change in loans and advances and other assets

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
As per the Balance Sheet (current and non current)	5,102	4,010
Less : Loans and advances and other assets taken over upon acquisition of Portland Group	4	–
Gratuity obligation – unamortized amount relating to plan amendment [(1)]	18	22
Interest accrued but not due	48	25
MAT credit entitlement	55	63
Advance income taxes	1,037	993
Capital Advance	444	261
	3,496	2,646
Less : Opening balance considered	2,646	1,888
	850	758

[(1)] *Refer to Note 2.22*

2.27.3. Change in liabilities and provisions

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
As per the Balance Sheet (current and non current)	7,025	5,317
Less : Liabilities and provision taken over upon acquisition of Portland Group	23	–
Unpaid dividend	2	3
Retention monies	51	26
Gratuity obligation – unamortized amount relating to plan amendment	18	22
Payables for acquisition of business	74	65
Provisions separately considered in Cash Flow statement		
Income taxes	1,054	817
Proposed dividend	1,837	1,149
Tax on dividend	298	187
	3,668	3,048
Less : Opening balance considered	3,048	2,559
	620	489

2.27.4. Income taxes paid

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Charge as per the Profit and Loss account	3,367	2,490
Add / (Less) : Increase / (Decrease) in advance income taxes	44	326
Increase / (Decrease) in deferred taxes [(1)]	(48)	113
Increase / (Decrease) in MAT credit entitlement	(8)	21
(Increase) / Decrease in income tax provision	(237)	(93)
Income tax benefits arising from exercise of stock options	(1)	(11)
	3,117	2,846

[(1)] *Excludes exchange difference of ₹ 8 crore for each of the years ended March 31, 2012 and March 31, 2011.*

2.27.5. Payment towards capital expenditure

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Additions as per the Balance Sheet [(1)(2)]	1,227	1,143
Less : Profit on sale of tangible assets	2	–
Less : Fixed assets taken over upon acquisition of Portland Group	3	–
Less : Goodwill taken over upon acquisition of Portland Group	175	–
Less : Opening capital work-in-progress	264	228
Add : Closing capital work-in-progress	590	264
Add : Opening retention monies	26	72
Less : Closing retention monies	51	26
Add : Closing capital advance	444	261
Less : Opening capital advance	261	181
	1,531	1,305

[(1)] *Net of ₹ 3 crore movement in land from leasehold to freehold upon acquisition for the year ended March 31, 2011.*

[(2)] *Excluding exchange fluctuation of ₹ 50 crore (excluding exchange fluctuation of ₹ 29 crore on deductions) as at March 31, 2012.*

2.27.6. Investment / (disposal) of other investments

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Opening balance considered	140	3,698
Less : Closing balance	368	140
	(228)	3,558

2.27.7. Interest and dividend received

in ₹ crore

Particulars	Year ended March 31,	
	2012	2011
Interest and dividend income as per Profit and Loss account	1,834	1,154
Add : Opening interest accrued but not due	25	19
Less : Closing interest accrued but not due	48	25
	1,811	1,148

2.28. Function wise classification of Statement of Profit and Loss

in ₹ crore

Particulars	Year ended March 31, 2012	Year ended March 31, 2011
Income from software services and products	33,734	27,501
Software development expenses	18,871	15,054
GROSS PROFIT	14,863	12,447
Selling and marketing expenses	1,757	1,512
General and administration expenses	2,383	1,967
	4,140	3,479
OPERATING PROFIT BEFORE DEPRECIATION	10,723	8,968
Depreciation and amortization	928	854
OPERATING PROFIT	9,795	8,114
Other income	1,904	1,211
PROFIT BEFORE TAX	11,699	9,325
Tax expense :		
Current tax	3,313	2,603
Deferred tax	54	(113)
PROFIT FOR THE PERIOD	8,332	6,835

2.29. Details of rounded off amounts

The financial statements are presented in ₹ crore. Those items which are required to be disclosed and which were not presented in the financial statement due to rounding off to the nearest ₹ crore are given as follows :

Profit and Loss Items

in ₹ crore

Note	Description	Year ended March 31, 2012	Year ended March 31, 2011
Profit and Loss			
	Minority interest	0.06	0.04
	Additional dividend	0.02	–
	Additional dividend tax	–	0.01

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's Registration No. :101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

K. V. Kamath
Chairman

S. Gopalakrishnan
Executive Co-Chairman

S. D. Shibulal
Chief Executive Officer and Managing Director

V. Balakrishnan
Director and Chief Financial Officer

Ann M. Fudge
Director

Ashok Vemuri
Director

David L. Boyles
Director

Deepak M. Satwalekar
Director

Prof. Jeffrey S. Lehman
Director

Dr. Omkar Goswami
Director

Ravi Venkatesan
Director

R. Seshasayee
Director

Bangalore
April 13, 2012

Sridar A. Iyengar
Director

Srinath Batni
Director

B. G. Srinivas
Director

K. Parvatheesam
Company Secretary

Corporate governance report

"Governance – This includes the board of directors and senior management setting a tone at the top and providing compliance and ethics programs with the necessary resources, independence, standing, and authority to be effective."

– Carlo V. di Florio,
Director, Office of Compliance Inspections and Examinations, U.S. SEC
At the NSCP National Meeting October 17, 2011

Our corporate governance philosophy

Corporate governance is about commitment to values and ethical business conduct. At Infosys, good corporate governance is intrinsic to the management of company affairs. These values and principles set the context to manage our Company affairs in a fair and transparent manner. As a responsible corporation, these values set the framework to maintain accountability in all our affairs, and employ democratic and open processes.

We believe that sound corporate governance is critical to enhance and retain investor trust. Accordingly, we always seek to ensure that we attain our performance goals with integrity. We also endeavor to enhance long-term shareholder value and respect minority rights in all our business decisions. Recognizing that good corporate governance is the responsibility and privilege of every stakeholder of the Company, we have evolved guidelines and best practices over the years to ensure timely and accurate disclosure of information regarding our financials and performance as well as the leadership and governance of the Company.

Corporate governance norms are dynamic in nature and have evolved over time – from the Cadbury Report published in the United Kingdom in 1992 to the enactment of the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, 2010 to the introduction of Clause 49 of the Listing Agreement, the Corporate Governance Voluntary Guidelines, 2009 of the Ministry of Corporate Affairs and the Companies Bill, 2011 – these processes have ensured good corporate governance by necessarily engaging with the changing business environment. The Companies Bill, 2011 in India proposes heightened norms for corporate governance indicating an intention to move towards the stakeholder model of corporate governance consistently practiced by Infosys. Additionally, the Ministry of Corporate Affairs has in March 2012, constituted a committee to formulate a policy document on corporate governance, re-emphasizing the importance that corporate governance has assumed in recent times.

Our corporate governance philosophy is based on the following principles :

- Satisfy the spirit of the law and not just the letter of the law. Corporate governance standards should go beyond the law.
- Be transparent and maintain a high degree of disclosure levels. When in doubt, disclose.
- Make a clear distinction between personal conveniences and corporate resources
- Communicate externally, in a truthful manner, about how the Company is run internally
- Comply with the laws in all the countries in which we operate
- Have a simple and transparent corporate structure driven solely by business needs
- The Management is the trustee of the shareholders' capital and not the owner

The Board of Directors ('the Board') is at the core of our corporate governance practice and oversees how the Management serves and protects the long-term interests of all our stakeholders. We believe that an active, well-informed and independent Board is necessary to ensure the highest standards of corporate governance. It is well recognized that an effective Board of Directors is a pre-requisite for strong and effective corporate governance. Our Board exercises its fiduciary responsibilities in the widest sense of the term.

The majority of our Board, nine out of 15, are independent members. Further, we have audit, compensation, investor grievance, nominations and risk management committees, which comprise independent directors.

As part of our commitment to follow global best practices, we comply with the Euro shareholders Corporate Governance Guidelines 2000, and the recommendations of the Conference Board Commission on Public Trusts and Private Enterprises in the U.S. We also adhere to the United Nations Global Compact policy. Further, a note on our compliance with the corporate governance guidelines of six countries (Australia, Canada, France, Germany, Japan and the United Kingdom) in their national languages is available on our website, *www.infosys.com*.

Corporate governance ratings

CRISIL

CRISIL has been consistently assigning us the 'CRISIL GVC Level 1' rating for several years now. This Governance and Value Creation (GVC) rating indicates our capability to create wealth for all our stakeholders while adopting sound corporate governance practices.

ICRA

ICRA assigned CGR 1 rating to our corporate governance practices. The rating is the highest on ICRA's Corporate Governance Rating (CGR) scale of CGR 1 to CGR 6. We are the first company in India to be assigned the highest CGR by ICRA. The rating reflects our transparent shareholding pattern, sound Board practices, interactive decision-making process, high level of transparency, disclosures encompassing all important aspects of our operations and our excellent track record in investor servicing. ICRA has also appreciated our board composition as reasonably sized, cohesive and articulate. The rating also implies that we follow practices that provide our financial stakeholders the highest level of assurance on the quality of corporate governance.

Corporate governance guidelines

Over the years, the Board has developed corporate governance guidelines to help fulfill our corporate responsibility towards our stakeholders. These guidelines ensure that the Board will have the necessary authority and processes in place to review and evaluate our operations when required. Further, these guidelines allow the Board to make decisions that are independent of the Management. The Board may change these guidelines from time to time to achieve our stated objectives.

A. Board composition

Size and composition of the Board

The current policy is to have an appropriate mix of executive and independent directors to maintain the independence of the Board, and to separate its functions of governance and management. Currently, the Board consists of 15 members, six of whom are executive or whole-time directors, and nine are independent directors.

Two of the executive directors are our founders. The Board believes that the current size is appropriate, based on our present circumstances. The Board periodically evaluates the need for change in its composition and size.

Composition of the Board, and directorships held as at March 31, 2012

Name of the director	Age	India listed companies [1]	All companies around the world [2]	Committee membership [3]	Chairperson of committees [3]
Founders and whole-time directors					
S. Gopalakrishnan	57	–	1	–	–
S. D. Shibulal	57	–	2	–	–
Whole-time directors					
Srinath Batni	57	–	4	–	–
V. Balakrishnan	47	–	3	1	1
Ashok Vemuri	43	–	4	–	–
B. G. Srinivas	51	–	4	–	–
Independent directors					
K. V. Kamath	64	1	3	–	–
Deepak M. Satwalekar	63	4	8	2	2
Dr. Omkar Goswami	55	7	12	4	4
Sridar A. Iyengar	64	3	15	4	3
David L. Boyles	63	–	2	–	–
Prof. Jeffrey S. Lehman	55	–	2	–	–
R. Seshasayee	63	3	16	4	2
Ravi Venkatesan	49	–	1	1	–
Ann M. Fudge	61	–	4	–	–

Notes : There are no inter-se relationships between our Board members.

[1] Excluding directorship in Infosys Limited and its subsidiaries.

[2] Directorships in companies around the world (listed, unlisted and private limited companies) including Infosys Limited and its subsidiaries.

[3] As required by Clause 49 of the Listing Agreement, the disclosure includes memberships / chairpersonship of audit committee and investor grievance committee in Indian public companies (listed and unlisted).

Responsibilities of the Independent Chairman, the Executive Co-Chairman and the CEO and Managing Director

Our current policy is to have an Independent Chairman of the Board – K. V. Kamath, an Executive Co-Chairman – S. Gopalakrishnan, and a Chief Executive Officer (CEO) and Managing Director (MD) – S. D. Shibulal.

The responsibilities and authority of these officials are as follows :

Independent Chairman of the Board

The Chairman of the Board is the leader of the Board. As Chairman, he will be responsible for fostering and promoting the integrity of the Board while nurturing a culture where the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. The Chairman is primarily responsible for ensuring that the Board provides effective governance for the Company. In doing so, the Chairman will preside at meetings of the Board and at meetings of the shareholders of the Company.

The Chairman takes a lead role in managing the Board and facilitating communication among directors. The Chairman will be responsible for matters pertaining to governance, including the organization and composition of the Board, the organization and conduct of Board meetings, and the effectiveness of the Board of Directors, Board committees, and individual directors, in fulfilling their responsibilities. The Chairman will provide leadership to the Board, identify guidelines for the conduct and performance of directors, evaluate and manage directors' performance and with the assistance of the Co-Chair and the Company Secretary oversee the management of Board's administrative activities, such as meeting schedules, agendas, communication flow and documentation.

The Chairman will actively work with the nominations committee to plan the Board and Board committee composition, induction of directors to the Board, plan for director succession, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

Executive Co-Chairman of the Board

The Co-Chairman of the Board, being an Executive of the Company, will focus on key client relationships, deal with broader industry issues, provide global thought leadership, direct research and innovation, lead transformation initiatives, contribute to strategy, and represent the Company as its brand ambassador. The Co-Chairman, being deeply knowledgeable about the Company and its operations, will serve as a trusted mentor to the CEO and provide insights and thought leadership to manage a large and complex organization.

The Co-Chairman will also be responsible for mentoring the core management team in transforming Infosys into a world-class, next-generation organization that provides state-of-the-art, technology-leveraged business solutions to corporations across the world. Further, the Co-Chairman will be responsible for working with the CEO to maintain effective communication between the Company's management and the Board of Directors, and for ensuring that the Directors receive all appropriate information in a timely manner. Also, the Co-Chairman, in the absence of the Chairman will preside over the meetings of the Board of Directors as well as the annual meeting of the shareholders.

Chief Executive Officer and Managing Director

The CEO is responsible for corporate strategy, brand equity, planning, external contacts and all management matters. He is also responsible for achieving the annual business targets and acquisitions.

Board definition of independent directors

According to Clause 49 of the Listing Agreement with Indian stock exchanges, an independent director means a person who is not an officer or employee of the Company or its subsidiaries or any other individual having a material pecuniary relationship or transactions with the Company which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. We adopted a much stricter definition of independence as required by the NASDAQ listing rules and the Sarbanes-Oxley Act of 2002, U.S.

Board membership criteria

The nominations committee works with the entire Board to determine the appropriate characteristics, skills and experience required for the Board as a whole and for individual members. Board members are expected to possess the expertise, skills and experience required to manage and guide a high-growth, high-tech IT services company, deriving revenue primarily from G-7 countries. Expertise in strategy, technology, finance, quality and human resources is essential. Generally, the members are between 40 and 60 years of age, and are not related to any executive directors or independent directors. They are not expected to serve in any executive or independent position in any company that is in direct competition with us. Board members are expected to rigorously prepare for, attend and participate in all Board and applicable committee meetings. Each member is expected to ensure that their other current and planned future commitments do not materially interfere with their responsibilities with us.

Selection of new directors

The Board is responsible for the selection of new directors. The Board delegates the screening and selection process involved in selecting new directors to the nominations committee, which consists exclusively of independent directors. The nominations committee in turn makes recommendations to the Board on the induction of any new directors.

Membership term

The Board constantly evaluates the contribution of the members and periodically shares updates with the shareholders about re-appointments as per statute. The current law in India mandates the retirement of one third of the Board members (who are liable to retire by rotation) every year, and qualifies the retiring members for re-appointment. Executive directors are appointed by the shareholders for the tenure of a maximum period of five years, but are eligible for re-appointment upon completion of their term. Subject to the applicable provisions of law, non-executive directors generally serve for a period of nine years (three terms of three years each) or up to the age of retirement, whichever is earlier.

Retirement policy

The age of retirement for all executive directors is 60 years. The nominations committee may, at its discretion, determine their continuation as members of the Board upon superannuation / retirement. The age of retirement for non-executive directors and independent directors appointed to the Board prior to October 15, 2010 is 65 years. The age of retirement for independent directors appointed to the Board on or after October 15, 2010, is 70 years. An independent Board chair is generally permitted to serve in the capacity until the age of 70 years.

Succession planning

The nominations committee works with the Board to plan for an orderly succession of leadership within the Board and the Company, and to maintain contingency plans for succession in case of any exigencies.

Board compensation policy

The compensation committee determines and recommends to the Board the compensation payable to the directors. All Board-level compensation is approved by the shareholders and separately disclosed in the financial statements. Remuneration of the executive directors consists of a fixed component and a performance incentive. The compensation committee makes a quarterly appraisal of the performance of the executive directors based on a detailed performance-related matrix. The annual compensation of the executive directors is approved by the compensation committee, within the parameters set by the shareholders at the shareholders' meetings.

The compensation payable to the independent directors is determined and approved by the Board, the sum of which is within the limit of 1% of our net profits for the year, calculated as per the provisions of the Companies Act, 1956. The performance of the independent directors is reviewed by the Board on an annual basis.

Cash compensation paid to directors in fiscal 2012

in ₹ crore

Name of the director	Fixed salary				Bonus / Incentives	Commission	Total	Notice period (in months)
	Basic salary	Perquisites / Allowances	Retiral benefits	Total fixed salary				
Founder and non-executive director								
N. R. Narayana Murthy (1)	–	–	–	–	–	0.34	0.34	NA
Founders and whole-time directors								
S. Gopalakrishnan	0.36	0.12	0.09	0.57	0.27	–	0.84	6
S. D. Shibulal	0.36	0.11	0.09	0.56	0.27	–	0.83	6
K. Dinesh (2)	0.07	0.06	0.02	0.15	0.14	–	0.29	NA
Whole-time directors								
T. V. Mohandas Pai (2)	0.09	0.07	0.02	0.18	1.20	–	1.38	NA
Srinath Batni	0.47	0.16	0.11	0.74	1.66	–	2.40	6
V. Balakrishnan (3)	0.37	0.12	0.09	0.58	1.74	–	2.32	6
B. G. Srinivas (3)	2.51	0.59	–	3.10	1.76	–	4.86	6
Ashok Vemuri (3)	2.88	0.02	–	2.90	1.98	–	4.88	6
Independent directors								
K. V. Kamath	–	–	–	–	–	1.04	1.04	NA
Deepak M. Satwalekar	–	–	–	–	–	0.71	0.71	NA
Prof. Marti G. Subrahmanyam (4)	–	–	–	–	–	0.50	0.50	NA
Dr. Omkar Goswami	–	–	–	–	–	0.64	0.64	NA
Sridar A. Iyengar	–	–	–	–	–	0.90	0.90	NA
David L. Boyles	–	–	–	–	–	0.88	0.88	NA
Prof. Jeffrey S. Lehman	–	–	–	–	–	0.81	0.81	NA
R. Seshasayee	–	–	–	–	–	0.65	0.65	NA
Ann M. Fudge (5)	–	–	–	–	–	0.42	0.42	NA
Ravi Venkatesan	–	–	–	–	–	0.59	0.59	NA

Notes: None of the above directors are eligible for any severance pay and none of them hold any stock options as at March 31, 2012.

(1) For the period April 1, 2011 to August 20, 2011
(2) For the period April 1, 2011 to June 11, 2011
(3) For the period June 11, 2011 to March 31, 2012
(4) For the period April 1, 2011 to August 23, 2011
(5) For the period October 1, 2011 to March 31, 2012

Shares held by independent directors as at March 31, 2012

	Equity shares (No.)	ADS (No.)
Deepak M. Satwalekar	56,000	–
Dr. Omkar Goswami	12,300	–
Sridar A. Iyengar	–	–
David L. Boyles	–	2,000
Prof. Jeffrey S. Lehman	–	–
K. V. Kamath	–	–
R. Seshasayee	62	–
Ann M. Fudge	–	–
Ravi Venkatesan	110	–

Non-executive / independent directors' remuneration

Section 309 of the Companies Act, 1956, states that a director, who is neither in the whole-time employment of the Company nor a managing director, may be paid remuneration by way of commission, if the Company, by special resolution, authorizes such payment. Members of the Company at the Annual General Meeting held on June 22, 2007, approved payment of remuneration by way of commission to non-executive directors, at a sum not exceeding 1% per annum of our net profits. We have paid ₹ 7.49 crore (US $1,471,300) as commission to our non-executive directors for the year ended March 31, 2012.

The aggregate amount was arrived at as per the following criteria :

	in ₹ crore	US $
Fixed Board fee	0.38	75,000
Board attendance fee [1]	0.13	25,000
Independent Board chair fee	0.76	150,000
Chairperson – audit committee	0.15	30,000
Members – audit committee	0.10	20,000
Chairperson – other committees	0.10	20,000
Members – other committees	0.05	10,000
Travel fee (per meeting) [2]	0.05	10,000

Notes : 1 US $ = ₹ 50.88

[1] The Company normally has five regular Board meetings in a year. Independent directors are expected to attend four quarterly Board meetings and the Annual General Meeting (AGM) in person.

[2] For directors based overseas. Travel fee shown is per Board meeting. This is based on the fact that these independent directors have to spend at least two additional days in travel while attending Board meetings in India.

The Board believes that the above commission structure is commensurate with global best practices in terms of remunerating non-executive / independent directors of a company of similar size and adequately compensates for the time and contribution made by our non-executive / independent directors.

Memberships in other boards

Executive directors may, with the prior consent of the Chairperson of the Board of Directors, serve on the boards of two other business entities, provided that such business entities are not in direct competition with our business operations. Executive directors are also allowed to serve on the boards of corporate or government bodies whose interests are germane to the future of the IT and software business, or the key economic institutions of the nation, or whose primary objective is benefiting society. Independent directors are not expected to serve on the boards of competing companies. Other than this, there are no limitations except those imposed by law and good corporate governance practices. The outside directorships held by each of our directors are listed in the *Composition of the Board and Directorships* table in this section.

B. Board meetings

Scheduling and selection of agenda items for Board meetings

Dates for Board meetings in the ensuing year are decided in advance and published as part of the Annual Report. Most Board meetings are held at our registered office at Electronics City, Bangalore, India. The Chairperson of the Board and the Company Secretary draft the agenda for each meeting, along with explanatory notes, in consultation with the Executive Co-Chairman of the Board, the CEO and Managing Director and the CFO and distribute these in advance to the directors. Every Board member can suggest additional items for inclusion in the agenda. The Board meets at least once a quarter to review the quarterly results and other items on the agenda, and also on the occasion of the Annual General Meeting of the shareholders. Additional meetings are held, when necessary. Independent directors are expected to attend at least four Board meetings in a year. However, the Board being represented by independent directors from various parts of the world, it may not be possible for each one of them to be physically present at all the meetings. We use video / teleconferencing facilities to enable their participation. Committees of the Board usually meet the day before the formal Board meeting, or whenever the need arises for transacting business. Six Board meetings were held during the year ended March 31, 2012. These were held on April 15, 2011; April 30, 2011, June 11, 2011 (coinciding with last year's Annual General Meeting of the shareholders); July 12, 2011; October 12, 2011 and January 12, 2012.

Attendance of directors during fiscal 2012

Name of the director	No. of meetings	
	Held	Attended
K. V. Kamath	6	6
S. Gopalakrishnan	6	6
S. D. Shibulal	6	6
Deepak M. Satwalekar	6	6
Dr. Omkar Goswami	6	6
Sridar A. Iyengar	6	6
David L. Boyles	6	6
Prof. Jeffrey S. Lehman	6	5
R. Seshasayee	6	6
Ravi Venkatesan	6	4
Ann M. Fudge	2	2
Srinath Batni	6	6
V. Balakrishnan	3	3
Ashok Vemuri	3	3
B. G. Srinivas	3	3
N. R. Narayana Murthy	4	4
Prof. Marti G. Subrahmanyam	4	4
K. Dinesh	2	2
T. V. Mohandas Pai	2	2

Notes : 1. All the directors attended the Annual General Meeting held on June 11, 2011
2. Ann M. Fudge, V. Balakrishnan, Ashok Vemuri and B. G. Srinivas, were appointed to the Board after the AGM

Availability of information to Board members

The Board has unfettered and complete access to any information within the Company, and to any of our employees. At Board meetings, managers who can provide additional insights into the items being discussed are invited. Regular updates provided to the Board include :

- Annual operating plans and budgets, capital budgets and updates
- Quarterly results of our operating divisions or business segments
- Minutes of meetings of audit, compensation, nominations, risk management and investor grievance committees as well as abstracts of circular resolutions passed

- The Board minutes of the subsidiary companies
- General notices of interest received from directors
- Dividend data
- Information on recruitment and remuneration of senior officers just below the Board level, including appointment or removal of the CFO and Company Secretary, if any.
- Materially important litigations, show cause, demand, prosecution and penalty notices
- Fatal or serious accidents, dangerous occurrences, and issues related to material effluents or pollution
- Any materially relevant defaults in financial obligations to and by us
- Any issue that involves possible public or product liability claims of a substantial nature
- Details of joint ventures, acquisitions of companies or collaboration agreements
- Transactions that involve substantial payments toward goodwill, brand equity or intellectual property
- Any significant development involving human resources management
- Sale of material nature, of investments, subsidiaries and assets, which are not in the normal course of business
- Details of foreign exchange exposure and the steps taken by the Management to limit risks of adverse exchange rate movement
- Non-compliance with any regulatory, statutory or listing requirements, as well as shareholder services such as non-payment of dividends and delays in share transfer.

Discussion with independent directors

The Board's policy is to regularly have separate meetings with independent directors to update them on all business-related issues and new initiatives. In such meetings, the executive directors and other members of the senior management make presentations on relevant issues.

In addition, our independent directors meet periodically in an executive session that is without any of the executive directors, or the Management.

Materially significant related party transactions

There have been no materially significant related party transactions, monetary transactions or relationships between the Company and directors, the Management, subsidiary or relatives, except for those disclosed in the financial statements for the year ended March 31, 2012.

C. Board committees

Currently, the Board has five committees, audit committee, compensation committee, nominations committee, investor grievance committee and risk management committee. All committees consist entirely of independent directors.

The Board, in consultation with the nominations committee, is responsible for constituting, assigning, co-opting and fixing terms of service for committee members. It delegates these powers to the nominations committee.

The Chairperson of the Board, in consultation with the Company Secretary and the committee chairperson, determines the frequency and duration of the committee meetings. Normally, all the committees meet four times a year. Recommendations of the committees are submitted to the entire Board for approval.

The quorum for meetings is either two members or one-third of the members of the committee, whichever is higher.

1. Audit committee

Our audit committee ('the committee') comprises four independent directors :

- Deepak M. Satwalekar, *Chairperson*
- Sridar A. Iyengar
- R. Seshasayee
- Ravi Venkatesan

In India, we are listed on the Bombay Stock Exchange (BSE) and the National Stock Exchange (NSE). In the U.S., we are listed on the NASDAQ Global Select Market. In India, Clause 49 of the Listing Agreement makes it mandatory for listed companies to adopt an appropriate audit committee charter. The Blue Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) recommends that every listed Company adopt an audit committee charter. This recommendation has also been adopted by NASDAQ.

In our meeting on May 27, 2000, our committee adopted a charter, which meets the requirements of Clause 49 of the Listing Agreement with Indian stock exchanges and the SEC.

The primary objective of the committee is to monitor and provide effective supervision of the Management's financial reporting process to ensure accurate and timely disclosures, with the highest levels of transparency, integrity and quality of financial reporting. The committee oversees the work carried out in the financial reporting process by the Management, the internal auditors and the independent auditors, and notes the processes and the safeguards employed by each. The committee has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors in accordance with the law. All possible measures must be taken by the committee to ensure the independence and objectivity of the independent auditors.

Audit committee attendance during fiscal 2012

Four audit committee meetings were held during the year – on April 14, 2011; July 11, 2011; October 11, 2011 and January 11, 2012.

	No. of meetings	
	Held	Attended
Deepak M. Satwalekar	4	4
Sridar A. Iyengar	4	4
R. Seshasayee	4	4
Ravi Venkatesan (1)	2	1
K. V. Kamath (2)	2	2
Prof. Marti G. Subrahmanyam (3)	2	2

(1) Appointed as a member with effect from October 1, 2011.
(2) Ceased to be a member of the committee with effect from October 1, 2011.
(3) Ceased to be a member of the committee with effect from August 23, 2011.

During the year, the audit committee held three conference calls on April 11, 2011; October 5, 2011 and January 6, 2012.

Audit committee report for the year ended March 31, 2012

Each member of the committee is an independent director, according to the definition laid down in the audit committee charter, and Clause 49 of the Listing Agreement with the relevant Indian stock exchanges.

The Management is responsible for the Company's internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with the generally accepted auditing standards, and for issuing a report thereon. The committee's responsibility is to monitor these processes. The committee is also responsible for overseeing the processes related to the financial reporting and information dissemination. This is to ensure that the financial statements are true, fair, sufficient and credible. In addition, the committee recommends to the Board the appointment of the Company's internal and independent auditors.

In this context, the committee discussed with the Company's auditors, the overall scope and plans for the independent audit. The Management represented to the committee that the Company's financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP). The committee discussed with the auditors, in the absence of the Management (whenever necessary), the Company's audited financial statements including the auditors' judgments about the quality, not just the applicability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The committee also discussed with the auditors other matters required by the Statement on Auditing Standards No. 114 (SAS 114) – The Auditor's Communication With Those Charged With Governance and the Sarbanes-Oxley Act of 2002.

Relying on the review and discussions conducted with the Management and the independent auditors, the audit committee believes that the Company's financial statements are fairly presented in conformity with GAAP.

The committee has also reviewed the internal controls put in place to ensure that the accounts of the Company are properly maintained and that the accounting transactions are in accordance with prevailing laws and regulations. In conducting such reviews, the committee found no material discrepancy or weakness in the internal control systems of the Company.

The committee also reviewed the financial policies of the Company and expressed its satisfaction with the same.

The Company's auditors provided to the committee the written disclosures required by the Independence Standards Board Standard No. 1 – 'Independence Discussions with Audit Committees', based on which the committee discussed the auditors' independence with both the Management and the auditors. After review, the committee expressed its satisfaction on the independence of both the internal and the statutory auditors.

Moreover, the committee considered whether any non-audit services provided by the auditors' firm could impair the auditors' independence, and concluded that there were no such services provided.

The committee secured compliance on the affirmation of the Board of Directors to the NASDAQ stock exchange, under the relevant rules of the exchange on composition of the committee and independence of the committee members, disclosures relating to non-independent members, financial literacy and financial expertise of members, and a review of the audit charter.

Based on the committee's discussion with the Management and the auditors and the committee's review of the representations of the Management and the report of the auditors to the committee, the committee has recommended the following to the Board of Directors:

1. The audited abridged financial statements prepared as per Indian GAAP of Infosys Limited for the year ended March 31, 2012, be accepted by the Board as a true and fair statement of the financial status of the Company
2. The audited financial statements prepared as per the Indian GAAP of Infosys Limited for the year ended March 31, 2012, be accepted by the Board as a true and fair statement of the financial status of the Company
3. The audited consolidated financial statements prepared as per the Indian GAAP of Infosys Limited and its subsidiaries for the year ended March 31, 2012, be accepted by the Board as a true and fair statement of the financial status of the group, and
4. The audited consolidated financial statements prepared as per the International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB) for the year ended March 31, 2012, be accepted and included in the Company's Annual Report on Form 20-F, to be filed with the U.S. Securities and Exchange Commission (SEC).

The committee has recommended to the Board the re-appointment of B S R & Co., Chartered Accountants, as the statutory auditors of the Company for the fiscal year ending March 31, 2013, and that the necessary resolutions for appointing them as auditors be placed before the shareholders. The committee has also recommended to the Board, the appointment of KPMG, India, as independent auditors of the Company for the IFRS financial statements, for the financial year ending March 31, 2013.

The committee recommended the appointment of Singhvi Dev and Unni as the internal auditors of the Company for the fiscal ending March 31, 2013, to review various operations of the Company, and determined and approved the fees payable to them.

The committee has also issued a letter in line with recommendation No. 9 of the Blue Ribbon Committee on audit committee effectiveness, which is to be provided in the Financial statements prepared in accordance with the IFRS section of the Annual Report on Form 20-F.

In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the audit committee charter.

Sd/-

Mumbai — Deepak M. Satwalekar
May 3, 2012 — *Chairperson*

2. Compensation committee

Our compensation committee ('the committee') comprises three independent directors. They are:

- Ann M. Fudge, *Chairperson*
- David L. Boyles
- Ravi Venkatesan

The purpose of the committee of the Board of Directors ('the Board') shall be to discharge the Board's responsibilities related to compensation of the Company's executive directors and members of the Executive Council. The committee has the overall responsibility of approving and evaluating the compensation plans, policies and programs for executive directors and for the members of the Executive Council.

The committee shall annually review and approve for the CEO, the executive directors and Executive Council (a) the annual base salary; (b) the annual incentive bonus, including the specific goals and amount; (c) equity compensation; (d) employment agreements, severance arrangements, and change in control agreements / provisions, and (e) any other benefits, compensation or arrangements.

The committee, in consultation with the CEO, shall review the performance of all the executive directors each quarter or at such intervals as may be necessary, on the basis of the detailed performance parameters set for each of the executive directors at the beginning of the year. The compensation committee may, from time-to-time, also evaluate the usefulness of such performance parameters, and make necessary amendments.

Compensation committee attendance during fiscal 2012

Five compensation committee meetings were held during the year ended March 31, 2012. These were held on April 14, 2011; June 11, 2011; July 11, 2011; October 11, 2011 and January 11, 2012.

	No. of meetings	
	Held	Attended
Ann M. Fudge, Chairperson (1)	2	2
Ravi Venkatesan (1)	2	1
David L. Boyles	5	5
K. V. Kamath (2)	3	3
Prof. Jeffrey S. Lehman (2)	3	3
Dr. Omkar Goswami (2)	3	3

(1) *Appointed as a member with effect from October 1, 2011*
(2) *Ceased to be a member of the committee from October 1, 2011*

During the year, the compensation committee held one conference call on December 23, 2011.

Compensation committee report for the year ended March 31, 2012

During the year, the nominations committee, recommended the appointment of V. Balakrishnan, Ashok Vemuri and B. G. Srinivas as Whole-time Directors. In this connection, the compensation committee discussed and approved the compensation structure for each of them. The committee also reviewed the performance of all whole-time directors and the members of Executive Council based on a detailed performance parameters set for each of the whole-time directors and Executive Council members and approved the payment of variable compensation to each one of them. Further, the committee evaluated the usefulness of the performance parameters and suggested necessary changes to the same.

The committee believes that the compensation and benefits are adequate to motivate and retain the senior officers of the Company. Apart from the said disclosures, none of the directors had a material beneficial interest in any contract of significance to which the Company or any of its subsidiaries were a party, during the financial year.

Sd/-

Bangalore — Ann M. Fudge
April 12, 2012 — *Chairperson*

3. Nominations committee

Our nominations committee ('the committee') comprises three independent directors :

- Prof. Jeffrey S. Lehman, *Chairperson*
- Ravi Venkatesan
- Ann M. Fudge

The purpose of the committee ('the committee') of the Board of Directors ('the Board') is to oversee the Company's nomination process for the top level management and specifically to identify, screen and review individuals qualified to serve as executive directors, non-executive directors and independent directors consistent with criteria approved by the Board and to recommend, for approval by the Board, nominees for election at the annual meeting of shareholders. The committee also makes recommendations to the Board on candidates for :

1. Nomination for election or re-election by the shareholders; and
2. Any Board vacancies that are to be filled by the Board.

The committee may act on its own in identifying potential candidates, inside or outside the Company, or may act upon proposals submitted by the Chairperson of the Board of Directors. The committee will review and discuss all documents pertaining to candidates and will conduct evaluation of candidates in accordance with a process that it sees fit and appropriate, passing on the recommendations for nomination to the Board.

The committee also coordinates and oversees the annual self-evaluation of the Board's performance and of individual directors in the governance of the Company.

Nominations committee attendance during fiscal 2012

The committee held five meetings during the year – on April 14 2011; April 30, 2011; June 11, 2011; July 12, 2011 and October 12, 2011.

	No. of meetings	
	Held	Attended
Prof. Jeffrey S. Lehman	5	5
Ravi Venkatesan [1]	2	1
Ann M. Fudge [1]	2	2
Deepak M. Satwalekar [2]	2	2
K. V. Kamath [2]	2	2

[1] *Appointed as a member with effect from October 1, 2011*
[2] *Ceased to be a member of the committee from October 1, 2011*

Nominations committee report for the year ended March 31, 2012

The nominations committee of the Board of Directors ('the Board') is responsible for overseeing the Company's nomination process for the top level management positions and to identify, screen and recommend to the Board individuals qualified to serve as executive directors, non-executive directors and independent directors consistent with the criteria approved by the Board.

The nominations committee believes that sound succession planning of senior leadership is the most important ingredient for creating a robust future for the Company. Therefore, the committee has adopted a rigorous process to ensure that the Board selects the right candidates for senior leadership positions.

During the year, the committee recommended that K. V. Kamath be appointed the Chairman of the Board, S. Gopalakrishnan be appointed the whole-time Director (to be designated as the Executive Co-Chairman of the Board) and S. D. Shibulal be appointed the Chief Executive Officer and Managing Director.

Also, the committee recommended the induction of three executives of the Company namely, V. Balakrishnan, Ashok Vemuri and B. G. Srinivas to the Board. The committee further recommended the induction of Ann M. Fudge as an independent Board member.

During the year, the committee discussed the retirement of Members of the Board as per statutory requirements. As a third of the members have to retire every year based on their date of appointment, S. Gopalakrishnan, K. V. Kamath, David L. Boyles, and Prof. Jeffrey S. Lehman will retire at the ensuing Annual General Meeting. The committee considered their performance and recommended that the shareholders consider the necessary resolutions for the re-appointment of these members.

During the year, the committee also coordinated and oversaw the annual performance self-evaluation of the Board and of individual directors in the governance of the Company.

Sd/-

Bangalore — Prof. Jeffrey S. Lehman
April 12, 2012 — *Chairperson*

4. Investor grievance committee

Our investor grievance committee ('the committee') comprises three independent directors :

- Dr. Omkar Goswami, *Chairperson*
- Deepak M. Satwalekar
- Prof. Jeffrey S. Lehman

K. Parvatheesam, Company Secretary, is the Compliance Officer.

Investor grievance committee attendance during fiscal 2012

The committee has the mandate to review and redress shareholder grievances. Four investor grievance committee meetings were held during the year – on April 15, 2011; July 12, 2011; October 11, 2011 and January 11, 2012.

	No. of meetings	
	Held	Attended
Dr. Omkar Goswami	4	4
Deepak M. Satwalekar	4	4
Prof. Jeffrey S. Lehman [1]	2	1
R. Seshasayee [2]	2	2
Prof. Marti G. Subrahmanyam [3]	2	2

[1] *Appointed as a member of the committee from October 1, 2011*
[2] *Ceased to be a member of the committee from October 1, 2011*
[3] *Ceased to be a member of the committee from August 23, 2011*

Investor grievance committee report for the year ended March 31, 2012

The committee expresses satisfaction with the Company's performance in dealing with investor grievances and its share transfer system.

The details of complaints resolved during the financial year ended March 31, 2012 are as follows :

Nature of complaints	Received	Resolved	Closing
Dividend related	571	571	–

It has also been noted that the shareholding in dematerialized mode as on March 31, 2012 was 99.74% (99.72% as of March 31, 2011).

Sd/-

Bangalore
April 12, 2012

Dr. Omkar Goswami
Chairperson

5. Risk management committee

Our risk management committee ('the committee') comprises four independent directors :

- David L. Boyles, *Chairperson*
- Dr. Omkar Goswami
- Sridar A. Iyengar
- R. Seshasayee

The purpose of the committee of the Board of Directors ('the Board') shall be to assist the Board in fulfilling its corporate governance ideals in overseeing the responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and external environment risks. The committee has the overall responsibility of monitoring and approving the risk policies and associated practices of the Company. The committee is also responsible for reviewing and approving risk disclosure statements in any public documents or disclosures.

Risk management committee attendance during fiscal 2012

The committee held four meetings during the year – on April 14, 2011; July 11, 2011; October 11, 2011 and January 11, 2012.

	No. of meetings	
	Held	Attended
David L. Boyles	4	4
Sridar A. Iyengar	4	4
Dr. Omkar Goswami	4	4
R. Seshasayee [1]	2	2
Prof. Jeffrey S. Lehman [2]	2	2

[1] *Appointed as a member of the committee from October 1, 2011*
[2] *Ceased to be a member of the committee from October 1, 2011*

The committee also held four conference calls on April 8, 2011; July 7, 2011; October 6, 2011 and January 5, 2012.

Risk management committee report for the year ended March 31, 2012

The committee reviewed the Company's risk management practices and activities on a quarterly basis. This included review of risks for achieving key business objectives, and actions taken to mitigate them. Further, trend line of top risks in terms of exposure, risk levels, potential impact and progress of mitigation plans were reviewed along with key operational risks. As per the scheduled annual calendar, the committee reviewed risk management aspects in the areas of competitive position in market segments, leadership development, information security, IP management, high risk projects, contracts management and financial risks. In addition, individual committee members performed reviews in specific areas. The committee also reviewed the results of the annual risk survey.

While acknowledging the dynamic nature of business environment, the committee believes that the Infosys Risk Framework along with risk assessment, monitoring, mitigation and reporting practices are adequate to effectively manage the foreseeable material risks. In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the risk management committee charter.

Sd/-

Bangalore
April 12, 2012

David L. Boyles
Chairperson

D. Management review and responsibility

Formal evaluation of officers

The compensation committee of the Board approves the compensation and benefits for all Executive Board Members as well as members of the Executive Council. Another committee, headed by the CEO, reviews, evaluates and decides the annual compensation of our officers from the level of vice president, excluding members of the Executive Council.

Board interaction with clients, employees, institutional investors, the government and the media

The Executive Co-Chairman, the CEO and MD and CFO, handle all interactions with investors, the media and various governments. The CEO and the Executive Co-Chairman manage most of the interactions with clients and employees.

Risk management

We have an integrated approach to manage risks inherent in various aspects of our business. More details are provided in the *Risk management report* section of the Annual Report.

Management's discussion and analysis

A detailed report on the Management's discussion and analysis is provided in the *Management's discussion and analysis* section of the Annual Report.

E. Shareholders

Disclosures regarding the appointment or re-appointment of directors

According to the Articles of Association, one-third of the directors retire by rotation and, if eligible, seek re-appointment at the Annual General Meeting of shareholders. As per Article 122 of the Articles of Association, S. Gopalakrishnan, K. V. Kamath, David L. Boyles, and Prof. Jeffrey S. Lehman will retire in the ensuing Annual General Meeting (AGM). The Board has recommended the re-appointment of all the retiring directors. The Board also recommended the shareholders' approval for the appointment of V. Balakrishnan, Ashok Vemuri and B. G. Srinivas as directors liable to retire by rotation and as whole-time directors of the Company. The Board also recommended that Ann M. Fudge be appointed a director liable to retire by rotation. The detailed profiles of all these directors are provided in the *Notice* convening the AGM in the Annual Report.

Communication to the shareholders

We send quarterly reports to each shareholder via email. The report contains select financial data extracted from the audited financial statements under Indian GAAP and unaudited financial statements under IFRS. The quarterly report along with additional information is also posted on our website. Moreover, the quarterly / annual results and official news releases are generally published in *The Economic Times, The Times of India, Business Standard, Business Line, Financial Express* and *Udayavani* (a regional daily published from Bangalore). Quarterly and annual financial statements, along with segmental information, are also posted on our website. Earnings calls with analysts and investors are broadcast live on the website and their transcripts are published on the website soon thereafter. Any specific

presentations made to analysts and others are also posted on our website. The proceedings of the AGM are webcast live for shareholders across the world. The video archives are also available on our website, *www.infosys.com*.

Investor grievance and share transfer

We have a Board-level investor grievance committee to examine and redress shareholders' and investors' complaints. The status on complaints and share transfers is reported to the entire Board. The details of shares transferred and the nature of complaints are provided in the *Shareholder information* section of the Annual Report. For shares transferred in physical form, the Company provides adequate notice to the seller before registering the transfer of shares. The share transfer committee of the Company will meet as often as required to approve share transfers. For matters regarding shares transferred in physical form, share certificates, dividends and change of address, shareholders should communicate with Karvy Computershare Private Limited, our registrar and share transfer agent. Their address is published in the *Shareholder information* section of the Annual Report.

Share transactions in electronic form can be effected in a much simpler and faster manner. After confirmation of sale / purchase transaction from the broker, shareholders should approach the depository participant with a request to debit or credit the account for the transaction. The depository participant will immediately arrange to complete the transaction by updating the account. There is no need for separate communication to the Company to register the share transfer.

Details of non-compliance

There has been no instance of non-compliance with any legal requirements nor have there been any strictures imposed by any stock exchange, SEBI or SEC, on any matters relating to the capital market over the last three years.

Auditors' certificate on corporate governance

As required by Clause 49 of the Listing Agreement, the auditors' certificate is given in the *Annexure to the directors' report* section in the Annual Report.

CEO and CFO certification

As required by Clause 49 of the Listing Agreement, the CEO / CFO certification is provided in the *CEO and CFO certification* section of the Annual Report.

Code of conduct

In compliance with Clause 49 of the Listing Agreement, the Company has adopted a Code of Conduct and Ethics (the 'Code'). This Code is applicable to the Members of the Board, the Executive Council and all employees of the Company and Subsidiaries. The Code is available on our website, *www.infosys.com*.

All the members of the Board and the Executive Council and senior financial officers have affirmed compliance to the Code, as at March 31, 2012. A declaration to this effect, signed by the CEO and the Managing Director and the CFO, is provided in the *CEO and CFO certification* section of the Annual Report.

Postal ballot

During the year ended March 31, 2012, the Company sought the approval of its members, through a postal ballot, to implement the 2011 RSU Plan and to grant restricted stock units thereunder to Eligible Employees (as defined in the 2011 RSU Plan) of the Company and its Subsidiaries. Parameshwar Hegde, a Practicing Company Secretary was appointed by the Board of Directors as the Scrutinizer of the voting process. The Company announced the results of the Postal Ballot on October 17, 2011 :

Brief description of the matter put to vote	For	Against
Ordinary Resolution to revoke the resolution passed by the shareholders at the Annual General Meeting held on June 12, 2004.	30,51,94,603	1,10,32,617
Special Resolution to implement the 2011 RSU Plan and to grant restricted stock units thereunder to Eligible Employees of the Company.	24,62,70,395	7,00,01,046
Special Resolution to grant restricted stock units pursuant to the 2011 RSU Plan to Eligible Employees of the Company's subsidiaries.	24,64,94,654	6,97,11,121

General body meetings

The details of the last three Annual General Meetings are as follows :

Financial year ended	Date and time	Venue	Special resolution passed
March 31, 2009	June 20, 2009 at 3:00 p.m. IST	Christ University Auditorium, Hosur Road, Bangalore, India	None
March 31, 2010	June 12, 2010 at 3:00 p.m. IST	Christ University Auditorium, Hosur Road, Bangalore, India	None
March 31, 2011	June 11, 2011 at 3:00 p.m. IST	Christ University Auditorium, Hosur Road, Bangalore, India	None

Compliance with non-mandatory requirements of Clause 49 of the Listing Agreement

Clause 49 of the Listing Agreement (the 'Clause') mandates us to obtain a certificate from either the auditors or practicing Company Secretaries regarding compliance of conditions of corporate governance as stipulated in the Clause, and annex the certificate with the *Directors' report*, which is sent annually to all our shareholders. We have obtained a certificate to this effect and the same is given as an *Annexure to the directors' report*.

The Clause further states that the non-mandatory requirements may be implemented as per our discretion. However, the disclosures of compliance with mandatory requirements and adoption (and compliance) / non-adoption of the non-mandatory requirements shall be made in this section of the Annual Report.

We comply with the following non-mandatory requirements :

The Board

Independent directors may have a tenure not exceeding, in the aggregate, a period of nine years on our Board.

None of the independent directors on our Board have served for a tenure exceeding nine years from the date when the new Clause 49 became effective.

Remuneration committee

We have instituted a compensation committee. A detailed note on compensation / remuneration committee is provided under *Compensation committee* in this section.

Shareholders' rights

The Clause states that a half-yearly declaration of financial performance, including summary of the significant events in the last six months, may be sent to each shareholder.

We communicate with investors regularly through email, telephone and face-to-face meetings either in investor conferences, Company visits or on road shows.

We also leverage the internet in communicating with our investor base. We announce quarterly financial results within two weeks of the close of a quarter. After the announcement of the quarterly financial results, a business television channel in India telecasts a live discussion with our Management. This enables a large number of retail shareholders in India to understand our operations better. The announcement of quarterly results is followed by media briefings in several television channels, press conferences and earnings conference calls. The earnings calls are webcast live on the internet so that information is available to all at the same time. Further, transcripts of the earnings calls are posted on our website, *www.infosys.com*, within a week. Highlights of the results are also made available to mobile phone users in India through SMS and WAP.

Training of Board members

All new non-executive directors inducted into the Board are given an orientation. Presentations are made by various executive directors and senior management giving an overview of our operations to familiarize the new non-executive directors with the operations. The new non-executive directors are given orientation about our services, group structure and subsidiaries, our constitution, Board procedures and matters reserved for the Board, our major risks and risk management strategy.

The Board's policy is to have separate meetings regularly with independent directors to update them on all business-related issues and new initiatives. In such meetings, the executive directors and other members of the senior management share point of views and leadership thoughts on relevant issues.

We also facilitate the continual education requirements of our directors. Each director is entitled to a training fee of US $5,000 per annum. Independent directors are allowed to attend educational programs in the areas of board / corporate governance.

Mechanism for evaluating non-executive Board members

The Board evaluates the performance of non-executive / independent directors through a peer-evaluation process every year. Each Board member makes a presentation to the Board highlighting their contributions and thought leadership initiatives pursued during the year. A scale of one to three is used by every Board member during the evaluation of each of the external Board members.

Independent directors have three key roles, namely, governance, control and guidance. Some of the performance indicators based on which the independent directors are evaluated include :

- Ability to contribute to and monitor our corporate governance practices
- Ability to contribute by introducing international best practices to address top-management issues
- Active participation in long-term strategic planning
- Commitment to the fulfillment of a director's obligations and fiduciary responsibilities. This includes participation in the Board and committee meetings.

Whistleblower policy

We have established a mechanism for our employees to report concerns about unethical behavior, actual or suspected fraud, or violation of our Code of Conduct and Ethics policy. It also provides for adequate safeguards against victimization of employees who avail of the mechanism, and also allows direct access to the Chairperson of the audit committee in exceptional cases. We further affirm that no employee has been denied access to the audit committee.

F. Compliance with the corporate governance codes

Corporate Governance Voluntary Guidelines 2009

The Ministry of Corporate Affairs, Government of India, published the Corporate Governance Voluntary Guidelines in 2009. These guidelines have been published keeping in view the objective of encouraging the use of better practices through voluntary adoption, which not only serve as a benchmark for the corporate sector but also help them in achieving the highest standard of corporate governance. These guidelines provide corporate India a framework to govern themselves voluntarily as per the highest standards of ethical and responsible conduct of business. The Ministry hopes that adoption of these guidelines will also translate into a much higher level of stakeholders' confidence, which is crucial in ensuring the long-term sustainability and value generation by businesses. The guidelines broadly focus on areas such as Board of Directors, responsibilities of the Board, audit committee functions, roles and responsibilities, appointment of auditors, compliance with secretarial standards and a mechanism for whistleblower support. We substantially comply with the Corporate Governance Voluntary Guidelines.

Revised Clause 49 of the Listing Agreement

The Securities and Exchange Board of India (SEBI), with a view to improving corporate governance standards in India and to enhance the transparency and integrity of the market, constituted a committee on corporate governance under the chairmanship of N. R. Narayana Murthy. The committee issued two sets of recommendations : the mandatory recommendations and the non-mandatory recommendations.

SEBI has incorporated the recommendations made by the Narayana Murthy Committee on Corporate Governance in Clause 49 of the Listing Agreement. A revised Clause 49 was made effective from January 1, 2006. We fully comply with the revised Clause 49.

Naresh Chandra Committee

Following instances of irregularities involving auditors in the U.S. and in India, the Government of India, by an order dated August 21, 2002, constituted a high-level committee under the chairmanship of Naresh Chandra to examine the auditor-company relationship and to regulate the role of auditors. Chapters 2, 3 and 4 of the Naresh Chandra Committee report are relevant to us. We comply with these recommendations.

Kumar Mangalam Birla Committee

SEBI appointed a committee on corporate governance on May 7, 1999, under the chairmanship of Kumar Mangalam Birla, to promote and raise the standards of corporate governance. The SEBI Board adopted the recommendations of the committee on January 25, 2000. We comply with these recommendations.

Euroshareholders Corporate Governance Guidelines, 2000

'Euroshareholders' is the confederation of European shareholders associations, constituted to represent the interests of individual shareholders in the European Union. The guidelines are based on the general principles of corporate governance issued by the Organization for Economic Co-operation and Development (OECD) in 1999, but are more specific and detailed. Subject to the statutory regulations in force in India, we comply with these recommendations.

Compliance with the findings and recommendations of the Conference Board Commission on Public Trust and Private Enterprises in the U.S.

The Conference Board Commission on Public Trust and Private Enterprises was convened to address the circumstances which led to corporate irregularities and the subsequent decline of confidence

in the American capital markets. The commission addressed three key areas – executive compensation, corporate governance, and audit and accounting issues, and issued its first set of findings and recommendations. We substantially comply with these recommendations.

OECD Principles of Corporate Governance

The governments of the 30 countries in the OECD have recently approved a revised version of the OECD's Principles of Corporate Governance, adding new recommendations for good practice in corporate behavior with a view to rebuild and maintain public trust in companies and stock markets. We comply with these recommendations.

A detailed compliance report, with the recommendations of various committees listed in this section, is available on our website, *www.infosys.com*.

United Nations Global Compact

Announced by the then United Nations Secretary-General, Kofi Annan, at the World Economic Forum in Davos, Switzerland, in January 1999, and formally launched at the UN Headquarters in July 2000, the Global Compact calls on companies to embrace 10 principles in the areas of human rights, labor standards and environment. The Global Compact is a value-based platform designed to promote institutional learning. It utilizes the power of transparency and dialog to identify and disseminate good practices based on universal principles. The 10 principles are drawn from the Universal Declaration of Human Rights, the International Labor Organization's Fundamental Principles on Rights at Work, and the Rio Principles on Environment and Development.

The Global Compact recommends that companies embrace, support and enact, within their sphere of influence, a set of core values in the areas of human rights, labour standards, the environment and anti-corruption.

According to these principles, businesses should :

- Support and respect the protection of internationally proclaimed human rights
- Ensure that they are not complicit in human rights abuses
- Uphold the freedom of association and the effective recognition of the right to collective bargaining
- Support the elimination of all forms of forced and compulsory labor
- Support the effective abolition of child labor
- Eliminate discrimination with respect to employment and occupation
- Support a precautionary approach to environmental challenges
- Undertake initiatives to promote greater environmental responsibility
- Encourage the development and diffusion of environment-friendly technologies
- Work against corruption in all its forms, including extortion and bribery

Source : www.unglobalcompact.org

On August 27, 2001, we adopted the United Nations Global Compact policy and became a partner with the United Nations in this initiative. We adhere to the principles of the United Nations Global Compact.

Shareholder information

Corporate

Infosys was incorporated in Pune, in 1981, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when we became a public limited company. We made an initial public offering in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at ₹145 per share, compared to the IPO price of ₹95 per share. In October 1994, we made a private placement of 5,50,000 shares at ₹450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and body corporates.

In March 1999, we issued 20,70,000 American Depositary Shares (ADS) (equivalent to 10,35,000 equity shares of par value of ₹10/- each) at US $34 per ADS under the ADS Program and the same were listed on the NASDAQ National Market. All the above data is unadjusted for issue of stock split and bonus shares. In July 2003, June 2005 and November 2006, we successfully completed secondary ADR issues of US $294 million, US $1.1 billion and US $1.6 billion respectively.

During fiscal 2012, we changed our name from Infosys Technologies Limited to Infosys Limited to mark the shift from being a technology solutions provider to a business transformation partner for our clients.

The address of our registered office is Electronics City, Hosur Road, Bangalore 560 100, Karnataka, India.

Bonus issues and stock split

Fiscal	1986	1989	1991	1992	1994	1997	1999	2005	2007
Bonus	1:1	1:1	1:1	1:1	1:1	1:1	1:1	3:1	1:1

Note : In addition of shares, the Company split the stock in the ratio of 2 for 1 in fiscal 2000.

Dividend policy

The dividend policy is to distribute upto 30% of the consolidated Profit After Tax (PAT) of the Infosys group as dividend.

Unclaimed dividend

Section 205 of the Companies Act, 1956, mandates that companies transfer dividend that has been unclaimed for a period of seven years from the unpaid dividend account to the Investor Education and Protection Fund (IEPF). In accordance with the following schedule, the dividend for the years mentioned as follows, if unclaimed within a period of seven years, will be transferred to IEPF.

Year	Type of dividend	Dividend per share (₹)	Date of declaration	Due date for transfer	Amount (₹) (1)
2005	Final	6.50	Jun 11, 05	Jul 10, 12	4,73,915
2006	Interim	6.50	Oct 11, 05	Nov 10, 12	4,14,362
	Final (2)	38.50	Jun 10, 06	Jul 9, 13	14,44,289
2007	Interim	5.00	Oct 11, 06	Nov 10, 13	6,11,440
	Final	6.50	Jun 22, 07	Jul 21, 14	8,54,683
2008	Interim	6.00	Oct 11, 07	Nov 10, 14	10,39,548
	Final (3)	27.25	Jun 14, 08	Jul 13, 15	26,95,704
2009	Interim	10.00	Oct 11, 08	Nov 10, 15	20,31,390
	Final	13.50	Jun 20, 09	Jul 25, 16	19,00,705
2010	Interim	10.00	Oct 09, 10	Nov 14, 17	17,13,530
	Final	15.00	Jun 12, 10	Jul 17, 17	23,35,425
2011	Interim (4)	40.00	Oct 15, 10	Nov 20, 17	37,14,520
	Final	20.00	Jun 11, 11	Jul 16, 18	28,16,980
2012	Interim	15.00	Oct 12, 11	Nov 17, 18	23,90,835

(1) *Amount unclaimed as at March 31, 2012*
(2) *Includes silver jubilee special dividend of ₹30/- per share*
(3) *Includes special dividend of ₹20/- per share*
(4) *Includes 30th year special dividend of ₹30/- per share*

The Company is sending periodic communication to the concerned shareholders, advising them to lodge their claims with respect to unclaimed dividend. Shareholders are cautioned that once unclaimed dividend is transferred to IEPF, no claim shall lie in respect thereof with the Company.

Dividend remitted to IEPF during the last three years

Fiscal	Amount (₹)
2012	14,57,330
2011	4,48,296
2010	6,60,204

Investor services

Tentative calendar

Quarter ending	Earnings release	Quiet period
Jun 30, 2012	Jul 12, 2012	Jun 16 to Jul 14, 2012
Sep 30, 2012	Oct 12, 2012	Sep 16 to Oct 14, 2012
Dec 31, 2012	Jan 11, 2013	Dec 16, 2011 to Jan 13, 2013
Mar 31, 2013	Apr 12, 2013	Mar 16 to Apr 14, 2013

Annual General Meeting

Date and time	June 9, 2012, Saturday, 3:00 p.m. IST
Venue	The Christ University Auditorium, Hosur Road, Bangalore 560 029
Book closure dates	May 26, 2012 to June 9, 2012 (both days inclusive)
Dividend payment date	June 11, 2012

Investor awareness

Maintaining the highest standards of corporate governance is not a matter of mere form, but of substance. In continuation of our efforts in that direction, we have provided a synopsis of some of your rights and responsibilities as a shareholder on our website, *www.infosys.com*. We encourage you to visit our website and read the document. We hope that the document will give you appropriate guidance, though in brief, on any questions regarding your rights as a shareholder.

Dematerialization of shares and liquidity

Infosys shares are tradable compulsorily in electronic form and, through Karvy Computershare Private Limited, Registrars and Share Transfer Agents, we have established connectivity with both the depositories, that is, National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL). The International Securities Identification Number (ISIN) allotted to our shares under the Depository System is INE009A01021.

As at March 31, 2012, 99.74% of our shares were held in dematerialized form and the rest in physical form.

We were the first company in India to pay a one-time custodial fee of ₹44.43 lakh to NSDL. Consequently, our shareholders do not have to pay depository participants, the custodial fee charged by NSDL on their holding.

Shares held in demat and physical mode as of March 31, 2012 are as follows :

Category	Number of		% to total
	Shareholders	Shares	equity
Demat mode			
NSDL	3,58,512	56,66,82,948	98.69
CDSL	1,01,127	60,52,821	1.05
Total	4,59,639	57,27,35,769	99.74
Physical mode	500	14,94,232	0.26
Grand total	4,60,139	57,42,30,001	100.00

To enable us to serve our investors better, we request shareholders whose shares are in physical mode to dematerialize shares and to update their bank accounts with their respective depository participants.

Secretarial audit

As a measure of good corporate governance practice, the Board of Directors of the Company appointed Parameshwar G. Hegde, Practicing Company Secretary, to conduct Secretarial Audit of records and documents of the Company. The Secretarial Audit Report confirms that the Company has complied with all the applicable provisions of the Companies Act, 1956, Depositories Act, 1996, Listing Agreements with the Stock Exchanges, and all the Regulations and Guidelines of the Securities and Exchange Board of India (SEBI) as applicable to the Company. The audit also covers the reconciliation on a quarterly basis, the total admitted capital with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) and the total issued and listed capital. The audit has confirmed that the total issued / paid up capital is in agreement with the aggregate total number of shares in physical form and the total number of dematerialized shares held with NSDL and CDSL. Further, the Company voluntarily adheres to the various Secretarial Standards issued by the Institute of Company Secretaries of India.

Investor complaints

Nature of complaints	Received		Attended	
	2012	2011	2012	2011
Dividend / Annual Report related	571	706	571	706

We attended to most of the investors' grievances / correspondences within a period of ten days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

Designated email address for investor services

In terms of Clause 47 (f) of the Listing Agreement, the designated email address for investor complaints is *investors@infosys.com*.

Legal proceedings

There are certain pending cases related to disputes over title to shares in which we had been made a party. However, these cases are not material in nature.

Shareholders holding more than 1% of the shares

The details of shareholders (non-founders) holding more than 1% of the equity as at March 31, 2012 are as follows :

Name of the shareholder	No. of shares	%
Life Insurance Corporation of India (1)	2,82,68,104	4.92
Oppenheimer Developing Markets Fund (2)	1,64,94,884	2.87
Abu Dhabi Investment Authority (2)	1,21,64,880	2.12
Franklin Templeton Investment Funds (2)	1,05,94,195	1.84
ICICI Prudential Life Insurance Company Limited (1)	97,39,118	1.70
Vanguard Emerging Markets (2)	79,54,978	1.39
Government of Singapore (2)	71,71,240	1.25
Aberdeen Global Indian Equity Fund Mauritius Limited (2)	67,50,000	1.18
HDFC Trustee Company Limited (3)	59,47,438	1.04
Aberdeen Global Emerging Markets Equity Fund (2)	59,00,073	1.03
SBI Life Insurance Company Limited (1)	58,20,676	1.01
Bajaj Allianz Life Insurance Company Limited (1)	57,13,877	1.00

(1) *Insurance company*
(2) *Foreign institutional investor*
(3) *Body corporate*

Distribution of shareholding as at March 31, 2012

Range of equity shares held	No. of shareholders	%	No. of shares	%
1	17,669	3.84	17,669	0.00
2 – 10	2,12,568	46.20	14,03,828	0.24
11 – 50	1,53,978	33.46	40,42,290	0.71
51 – 100	33,845	7.36	26,67,568	0.47
101 – 200	16,405	3.57	24,90,860	0.43
201 – 500	10,431	2.26	34,53,327	0.60
501 – 1,000	5,735	1.25	42,37,022	0.74
1,001 – 5,000	6,024	1.30	1,39,85,172	2.44
5,001 – 10,000	1,358	0.30	97,14,366	1.69
10,001 and above	2,125	0.46	45,48,54,577	79.21
Total	4,60,138	100.00	49,68,66,679	86.53
Equity shares underlying ADS	1	–	7,73,63,322	13.47
Total	4,60,139	100.00	57,42,30,001	100.00

Share transfers in physical form

Shares sent for physical transfer are effected after giving a 15-day notice to the seller for confirmation of the sale. Our share transfer committee meets as often as required. The total number of shares transferred in physical form during the year was 19,922 as against 424 for the previous year.

Listing on stock exchanges

Codes	India		Global
	NSE	BSE	NASDAQ
Exchange	INFY	500209	INFY
Reuters	INFY.NS	INFY.BO	INFY.O
Bloomberg	NINFO IN	INFO IN	–

The listing fees for fiscal 2013 have been paid for all the above stock exchanges.

Stock market data relating to shares listed in India

Our market capitalization is included in the computation of the BSE-30 Sensitive Index (Sensex), the BSE Dollex, S&P CNX NIFTY Index and NASDAQ-100 Index. The monthly high and low quotations, as well as the volume of shares traded at the BSE, the NSE and NASDAQ for the current year are provided as follows :

Shareholding pattern

Category	March 31, 2012			March 31, 2011		
	Shareholders (No.)	Voting strength (%)	Number of shares held	Shareholders (No.)	Voting strength (%)	Number of shares held
Founders holding						
Indian founders	19	16.04	9,20,85,078	19	16.04	9,20,85,078
Total founders holding (A)	19	16.04	9,20,85,078	19	16.04	9,20,85,078
Public shareholding						
Institutional investors						
Mutual funds	323	4.69	2,69,24,474	332	4.60	2,63,83,936
Banks, financial institutions and insurance companies	220	11.88	6,81,94,570	60	4.40	2,52,50,097
Foreign institutional investors	928	39.02	22,40,73,032	989	36.12	20,73,99,314
Others						
Private corporate bodies	3,531	0.54	30,79,221	3,357	6.70	3,84,66,629
Indian public	4,46,862	12.97	7,44,66,566	4,05,131	13.18	7,56,70,639
NRIs / OCBs / Foreign nationals	8,213	0.87	50,44,665	6,696	0.86	49,37,208
Trusts	42	0.52	29,99,073	38	0.50	29,08,637
Total public shareholding (B)	4,60,138	70.49	49,68,66,679	4,16,603	66.36	38,10,16,460
Equity shares underlying ADS (C)	1	13.47	7,73,63,322	1	17.60	10,10,50,021
Total (A + B + C)	4,60,139	100.00	57,42,30,001	4,16,623	100.00	57,41,51,559

Stock market data – Exchanges in India

	BSE			NSE			Total volume
	High (₹)	Low (₹)	Volume (No.)	High (₹)	Low (₹)	Volume (No.)	BSE & NSE (No.)
2011							
April	3,306.00	2,886.70	61,30,813	3,306.20	2,887.35	3,97,96,205	4,59,27,018
May	2,923.35	2,779.30	20,08,750	2,922.55	2,776.55	2,56,14,223	2,76,22,973
June	2,907.40	2,708.90	18,17,129	2,910.45	2,709.55	2,02,58,789	2,20,75,918
July	2,995.15	2,714.15	25,88,630	2,995.70	2,713.40	2,26,10,546	2,51,99,176
August	2,809.15	2,189.65	35,96,743	2,815.10	2,183.40	3,48,99,062	3,84,95,805
September	2,550.00	2,197.75	37,41,340	2,551.10	2,198.45	3,10,96,289	3,48,37,629
October	2,875.20	2,440.70	40,35,782	2,877.55	2,438.50	3,30,61,066	3,70,96,848
November	2,839.15	2,600.60	27,29,905	2,842.10	2,597.95	2,11,40,799	2,38,70,704
December	2,780.85	2,652.80	25,14,861	2,782.00	2,655.35	2,34,21,518	2,59,36,379
2012							
January	2,864.60	2,583.55	39,41,842	2,864.30	2,584.20	3,06,12,659	3,45,54,501
February	2,952.65	2,725.05	17,52,324	2,952.25	2,727.50	2,04,89,615	2,22,41,939
March	2,881.80	2,791.00	17,34,301	2,883.85	2,792.00	2,00,90,976	2,18,25,277
Total	(1) 3,306.00	(1) 2,189.65	3,65,92,420	(1) 3,306.20	(1) 2,183.40	32,30,91,747	35,96,84,167
Volume traded / average outstanding shares (%)	Fiscal 2012		7			65	72
	Fiscal 2011		6			52	58
	Fiscal 2010		9			72	81

Notes : The number of shares outstanding is 49,68,66,679. American Depositary Shares (ADS) have been excluded for the purpose of this calculation.
(1) Represents yearly high and yearly low of equity shares.

Stock market data – NASDAQ

	High ($)	Low ($)	High (₹)	Low (₹)	Volume (No.)
2011					
April	73.40	63.21	3,245.75	2,795.15	50,585,785
May	65.42	61.65	2,947.83	2,777.95	33,222,240
June	65.23	60.70	2,915.78	2,713.29	29,689,590
July	68.25	60.64	3,015.97	2,679.68	36,792,616
August	63.25	47.56	2,915.19	2,192.04	59,509,306
September	51.75	47.01	2,534.72	2,302.55	46,381,068
October	60.87	50.04	2,964.37	2,436.95	47,001,298
November	58.75	49.63	3,067.34	2,591.18	35,297,559
December	53.27	49.35	2,829.17	2,620.98	31,502,632
2012					
January	56.87	51.08	2,812.22	2,525.91	42,206,473
February	60.10	55.47	2,945.50	2,718.58	34,177,135
March	59.06	55.76	3,004.97	2,837.07	33,166,952
Total	(1) 73.40	(1) 47.01	(1) 3,245.75	(1) 2,302.55	479,532,654

Notes : 1 ADS = 1 equity share. U.S. dollar has been converted into Indian rupee at the monthly closing rates. The number of ADS outstanding as at March 31, 2012 was 7,73,63,322. The percentage of volume traded to the total float was 619.85% as against 347.67% in the previous year.

(1) Represents yearly high and yearly low of ADS

Infosys share price versus the BSE Sensex


140
120
100
80
60
40
20
0
Apr 11
May 11
Jun 11
Jul 11
Aug11
Sep11
Oct 11
Nov 11
Dec 11
Jan 12
Feb 12
Mar 12
Infosys
Sensex

Base 100 = April 1, 2011

ADS premium compared to price quoted on BSE


(₹)
(%)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
10.00
8.00
6.00
4.00
2.00
0
(2.00)
(4.00)

	Apr 11	May 11	Jun 11	Jul 11	Aug11	Sep11	Oct 11	Nov 11	Dec 11	Jan 12	Feb 12	Mar 12
ADR (₹)	3,246	2,948	2,916	3,016	2,915	2,535	2,964	3,067	2,829	2,812	2,946	3,005
Equity (₹)	3,306	2,923	2,907	2,995	2,809	2,550	2,875	2,839	2,781	2,865	2,953	2,882
Premium (%)	(1.82)	0.84	0.29	0.70	3.77	(0.60)	3.10	8.04	1.74	(1.83)	(0.24)	4.27

Note : Based on monthly high prices

Outstanding ADS

Our ADS as evidenced by American Depositary Receipts (ADRs) are traded in the U.S. on the NASDAQ Global Select Market under the ticker symbol 'INFY'. Each equity share is represented by one ADS. The ADRs evidencing ADS began trading on NASDAQ from March 11, 1999, when they were issued by the Depository Deutsche Bank Trust Company Americas (the Depository), pursuant to the Deposit Agreement. As at March 31, 2012, there were 41,689 record holders of ADRs evidencing 7,73,63,322 ADS (1 ADS = 1 equity share).

Share price chart

We caution that the stock price performance shown in the following graph should not be considered indicative of potential future stock price performance.


3,00,100
2,75,100
2,50,100
2,25,100
2,00,100
1,75,100
1,50,100
1,25,100
1,00,100
75,100
50,100
25,100
100
Relative Index
1993 Jun
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012 Mar
Infosys
BSE Index

Notes : Adjusted for bonus issues and stock split
Base 100 = June 1993
Historical stock price performance should not be considered indicative of potential future stock price performance

Investor contacts

For queries relating to financial statements

V. Balakrishnan
Director and Chief Financial Officer
Tel. : 91 80 2852 0440, Fax : 91 80 2852 0754
Email : balakv@infosys.com

For queries relating to shares / dividend / compliance

N. R. Ravikrishnan
Company Secretary and Compliance Officer
Tel. : 91 80 4116 7750, Fax : 91 80 2852 0754
Email : ravikrishnan_nr@infosys.com

Investor correspondence in India

Avishek Lath
Senior Associate – Investor Relations
Tel. : 91 80 4116 7744, Fax : 91 80 2852 0754
Email : avishek_lath@infosys.com

Investor correspondence in the U.S.

Sandeep Mahindroo
Principal – Investor Relations
Tel. : 1 646 254 3133, Fax : 1 646 254 3101
Email : sandeep_mahindroo@infosys.com

Registrar and share transfer agents

Karvy Computershare Private Limited
Registrars and Share Transfer Agents
Plot No. 17 to 24, Near Image Hospital
Vittalrao Nagar, Madhapur 414,
Hyderabad 500 081, India
Tel. : 91 40 2342 0818, Fax : 91 40 2342 0814
Email : einward.ris@karvy.com

Depository bank (ADS)

United States

Deutsche Bank Trust Company Americas
Trust & Securities Services
60 Wall Street, 27th Floor
MS# NYC60-2727
New York, NY 10005, U.S.
Tel. : 1 212 250 1905, Fax : 1 212 797 0327

India

Deutsche Bank A. G.
Trust & Securities Services
222, Dr. D. N. Road, Kodak House
1st Floor, Fort, Mumbai 400 001, India
Tel. : 91 22 7158 4380 – 89, Fax : 91 22 2207 9614

Custodian in India (ADS)

ICICI Bank Limited
Securities Market Services
Empire Complex, F7 / E7 First Floor
414, Senapati Bapat Marg, Lower Parel
Mumbai 400 013, India
Tel. : 91 22 6667 2029
91 22 6667 2026
Fax : 91 22 6667 2740
91 22 6667 2779

Addresses of regulatory authority / stock exchanges

In India

Securities and Exchange Board of India
Plot No. C4-A, G Block, Bandra Kurla Complex
Bandra (East), Mumbai 400 051
Tel. : 91 22 2644 9000
91 22 4045 9000
Fax : 91 22 2644 9016 – 20
91 22 4045 9016 – 20

National Stock Exchange of India Limited
Exchange Plaza, Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East), Mumbai 400 051
Tel. : 91 22 2659 8100, Fax : 91 22 2659 8120

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001
Tel. : 91 22 2272 1233, Fax : 91 22 2272 1919

Outside India

The NASDAQ Stock Market
One Liberty Plaza
165 Broadway
New York, NY 10006
Tel. : 212 401 8700

Depository for equity shares in India

National Securities Depository Limited
Trade World, A Wing, 4th and 5th Floors
Kamala Mills Compound
Senapathi Bapat Marg, Lower Parel
Mumbai 400 013
Tel. : 91 22 2499 4200, Fax : 91 22 2497 6351

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 17th Floor
Dalal Street, Fort
Mumbai 400 001
Tel. : 91 22 2272 3333, Fax : 91 22 2272 3199

Global presence – Infosys Limited

Asia Pacific

Hong Kong
01-03, 66/F, The Center,
99 Queen's Road Central,
Hong Kong
Tel.: 852 3965 3350
Fax: 852 3965 3222

Japan
Izumi Garden Wing 2F, 1-6-3,
Roppongi, Minato-ku,
Tokyo 106 0032
Tel.: 81 3 5545 3251
Fax: 81 3 5545 3252

Regus Hirokoji Garden Avenue Centre
4th FL. Hirokoji Garden,
Avenue4-24-16 Meieki,
Nakamura-ku, Nagoya City,
Aichi Japan 4500002
Tel.: 81 52 856 9535,
Fax: 81 52 856 9501

Malaysia
Merak Block, Suite B
Persiaran Multimedia
1st Floor, Cyberjaya,
Kuala Lumpur 63000
Malaysia.
Tel.: 60 383 203 829

Mauritius
4th Floor, B Wing,
Ebène Cyber Towers
Reduit, Mauritius
Tel.: 230 401 9200
Fax: 230 464 1318

Singapore
04-01/06,
1 Changi Business Park
Crescent, Singapore 486025
Tel.: 65 6572 8400
Fax: 65 6572 8405

Level 43, Unit 02,
Suntec Tower 2
9 Temasek Blvd,
Singapore 038989
Tel.: 65 6572 8400
Fax: 65 6572 8400

United Arab Emirates

Dubai
506, Liberty House, DIFC
P. O. Box 506846, Dubai
Tel.: 971 4 508 0200
Fax: 971 4 508 0225

805, Liberty House, DIFC
P. O. Box 506846, Dubai
Tel.: 971 4 508 0200
Fax: 971 4 508 0225

Sharjah
Z3 Office 11, SAIF Zone
P. O. Box 8230, Sharjah
Tel.: 971 6 557 1068
Fax: 971 6 557 3768

Europe

Belgium
Regus Park Atrium, 11,
Rue des Colonies / Kolonienstraat,
B 1000 Brussels
Tel.: 32 2 517 62 30
Fax: 32 2 517 67 00

Czech Republic
Regus Business Center,
Prague Stock Exchange,
Rybna Street 682 / 14
11005 Prague 1
Tel.: 420 222 191 387
Fax: 420 222 191 700

Denmark
Regus Copenhagen,
Larsbjoernsstraede 3
1454 Copenhagen
Tel.: 45 33 3772 94
Fax: 45 33 3243 70

Finland
Regus Mannerheimintie 12 B
00100 Helsinki
Tel.: 358 925 166 239
Fax: 358 925 166 100

France

Paris
Tour Opus 12, 4th Floor
77 Esplanade du Général de Gaulle
92 914 Paris La Defense 9
Tel.: 33 1 56 39 12 00
Fax: 33 1 56 39 12 01

Toulouse
7, Avenue Didier Daurat, 2nd Floor,
Blagnac, 31700 Toulouse
Tel.: 33 5 34 50 92 77
Fax: 33 5 34 50 91 90

Germany

Frankfurt
OpernTurm,
Bockenheimer Landstrasse 2-4,
60306 Frankfurt am Main
Tel.: 49 (0) 69 269566 100
Fax: 49 (0) 69 269566 200

Munich
Landsberger Strasse 155
80687 Munich, Germany
Tel.: 49 (0) 89 57959 131
Fax:49 (0) 89 57959 200

Stuttgart
Liebknechtstrasse 33,
D 70565 Stuttgart
Tel.: 49 711 7811 570
Fax: 49 711 7811 571

Walldorf
Partner Port
Altrottstrasse. 31,
69190 Walldorf, Germany
Tel.: 49 6227 73 4350
Fax: 49 6227 73 4359

Ireland
Regus Prembroke House,
30 Pembroke Street,
Upper Dublin 2
Tel.: 353 1 234 2470
Fax: 353 1 234 2575

Norway
Regus Business Center,
Ibsen AS, C. J. Hambrosplass 2C,
1st Floor, Oslo 0164
Tel.: 47 22 99 60 42
Fax: 47 22 99 60 10

Russia
4/430, 4. Lesnoy Pereulok,
Moscow 125047
Tel.: 7 495 642 8710
Fax: 7 495 225 8500

Spain
CUZCO IV, Paseo de la Castellana
141-8 28046, Madrid
Tel.: 34 91 572 6584
Fax: 34 91 572 6606

Sweden
Stureplan 4C, 4tr,
114 35, Stockholm, Sweden
Tel.: 46 8 463 1112
Fax: 46 8 463 1114

Switzerland

Basel
Regus Basel City Centre
Innere Margarethenstrasse
5 Basel 4051
Tel.: 41 (0) 61 204 4545
Fax: 41 (0) 61 204 4500

Geneva
18, Avenue Louis-Casai,
1209 Geneva
Tel.: 41 22 747 7894
Fax: 41 22 747 7900

Zurich
3rd Floor, Badenerstrasse 530
8048 Zurich,
Tel.: 41 43 817 4170
Fax: 41 43 817 4150

The Netherlands
World Trade Center, H-Tower
23rd Floor, Zuidplein 190
1077 XV Amsterdam
Tel.: 31 20 796 5500
Fax: 31 20 796 5501

United Kingdom

London
14th and 15th Floor,
10 Upper Bank Street,
Canary Wharf,
London E 14 5NP
Tel.: 44 20 7715 3300
Fax: 44 20 7715 3301

Milton Keynes
CBXII West Wing
382 - 390 Midsummer Boulevard
Milton Keynes MK9 2RG
Tel.: 44 1908 84 74 00
Fax: 44 1908 84 74 01

Swindon
Part First Floor,
Wakefield House,
Aspect Park, Pipers Way,
Swindon SN 31RE
Tel.: 44 179 352 8766
Fax: 44 179 352 3714

India

Bangalore
Electronics City, Hosur Road,
Bangalore 560 100
Tel.: 91 80 2852 0261
Fax: 91 80 2852 0362

Infosys – Center Point
Offshore Development
Center, Plot No. 26A,
Electronics City,
Hosur Road
Bangalore 560 100
Tel.: 91 80 2852 0261
Fax: 91 80 2852 0362

Reddy Building
K 310, 1st Main, 5th Block,
Koramangala, Bangalore 560 095
Tel.: 91 80 2553 2591
Fax: 91 80 2553 0391

Salarpuria Infozone
3rd and 4th Floor,
Wing A, No. 39 (P),
No. 41 (P) and No. 42 (P),
Electronics City, Hosur Road,
Bangalore 560 100
Tel.: 91 80 2852 0261
Fax: 91 80 2852 0362

Bhubaneswar
Plot No. E / 4, Info City,
Bhubaneswar 751 024
Tel.: 91 674 232 0032
Fax: 91 674 232 0100

Chandigarh
Block A and B, Ground Floor
DLF Building, Plot No. 2,
Rajiv Gandhi Technology Park
Kishangarh, Chandigarh 160 101
Tel.: 91 172 502 1100
Fax: 91 172 504 6222

Plot No. 1
Rajiv Gandhi Technology Park
Kishangarh, Chandigarh 160 101
Tel.: 91 172 503 8000
Fax: 91 172 504 6860

Chennai
138 Old Mahabalipuram Road
Sholinganallur, Chennai 600 119
Tel.: 91 44 2450 9530
Fax: 91 44 2450 0390

Mahindra Industrial Park
TP 1/1, Central Avenue, Techno Park
SEZ, Mahindra World City, Natham
Sub Post, Chengelpet, Kancheepuram
District, Chennai 603 002
Tel.: 91 44 4741 1111
Fax: 91 44 4741 5151

Hyderabad
Survey No. 210, Manikonda Village
Lingampally, Rangareddy (Dist.)
Hyderabad 500 032
Tel.: 91 40 6642 0000
Fax: 91 40 2300 5223

Sector Specific Zone for IT/ITES
SEZ Survey 41(pt) 50(pt) Pocharam
Village,Singapore Township PO,
Ghatkesar Mandal, Rangareddy (Dist.)
Hyderabad 500088.
Tel.: 91 40 4060 0000
Fax: 91 40 6634 1356.

India *(contd.)*

Mangalore
Kuloor Ferry Road, Kottara
Mangalore 575 006
Tel.: 91 824 245 1485
Fax: 91 824 245 1504

IT and ITeS SEZ
Kamblapadavu, Kurnad Post,
Pajeeru Village, Bantwal Taluk 574 153
Dakshina Kannada (Dist.)
Tel.: 91 824 228 4492
Fax: 91 824 228 4491

Mumbai
85, 'C', Mittal Towers, 8th Floor,
Nariman Point, Mumbai 400 021
Tel.: 91 22 2284 6490
Fax: 91 22 2284 6489

Mysore
No. 350, Hebbal, Electronics City
Mysore 570 018
Tel.: 91 821 240 4101
Fax: 91 821 240 4200

New Delhi
K30, Green Park Main,
Behind Green Park Market,
New Delhi 110 016
Tel.: 91 11 2651 4829
Fax: 91 11 2685 3366

Pune
Plot No. 1, Rajiv Gandhi Infotech Park,
Hinjawadi, Taluka Mulshi, Pune 411 057
Tel.: 91 20 2293 2800
Fax: 91 20 2293 2832

Plot No. 24 and 24 / 3
Rajiv Gandhi Infotech Park, Phase II,
Village Maan, Taluka Mulshi
Pune 411 057,
Tel.: 91 20 3982 7000
Fax: 91 20 3982 8000

Thiruvananthapuram
3rd Floor, Bhavani Technopark
Thiruvananthapuram 695 581
Tel.: 91 471 398 2222
Fax: 91 471 270 0889

Plot No. 1,
Technopark Campus II, Attipara Village
Thiruvananthapuram 695 581
Tel.: 91 471 398 2222
Fax: 91 471 270 0889

North America

Canada

Calgary
Suite 1000, 888 - 3rd Street SW
Bankers Hall,West Tower
Calgary, AB T2P 5C5,
Tel.: 1 403 444 6896
Fax: 1 403 444 6699

Montreal
1000 de la Gauchetiere
Street West Suite 2400,
Montreal QC Canada H3B 4W5
Tel.: 1 514 448 2157, 1 514 448 7471
Fax 1 514 448 5101

Toronto
5140 Yonge Street, Suite 1400 Toronto
Ontario, M2N 6L7
Tel.: 1 416 224 7400
Fax: 1 416 224 7449

United States

Atlanta
400 Galleria Parkway
Suite 1490, Atlanta
GA 30339
Tel.: 1 770 799 1860
Fax: 1 770 799 1861

Bellevue
3326 160th Avenue SE
Suite 300, Bellevue, WA 98008
Tel.: 1 425 256 6200
Fax: 1 425 256 6201

Bentonville
2700 SE 'S' Street, Suite 200,
Bentonville, AR 72712
Tel.: 1 479 271 4600
Fax: 1 479 271 4601

Bridgewater
400 Crossing Boulevard, Suite 101,
Bridgewater, NJ 08807
Tel.: 1 908 450 8200
Fax: 1 908 450 8201

Charlotte
13777 Ballantyne Corporate PL
Suite 250, Charlotte, NC 28277
Tel.: 1 704 972 0320
Fax: 1 704 972 0311

Fremont
6607 Kaiser Drive, Fremont, CA 94555
Tel.: 1 510 742 3000
Fax: 1 510 742 3090

Hartford
95 Glastonbury Blvd,
Glastonbury, CT 06033
Tel.: 1 860 494 4139
Fax: 1 860 494 4140

Houston
6002 Rogerdale Road,
Suite #550, Houston,
TX 77072
Tel.: 1 281 493 8698
Fax: 1 281 493 8601

Lisle
2300 Cabot Drive, Suite 250
Lisle, IL 60532
Tel.: 1 630 482 5000
Fax: 1 630 505 9144

Minneapolis
80 South, 8th Street, Suite 900
Minneapolis, MN 55402
Tel.: 1 612 349 5258
Fax: 1 510 248 2022

New York
630 Fifth Avenue
Suite 1600, Rockefeller Center
New York, NY 10111
Tel.: 1 646 254 3100
Fax: 1 646 254 3101

Phoenix
10835 N 25th Avenue,
Suite 200, Phoenix,
AZ 85029
Tel.: 1 480 655 3598
Fax: 1 480 655 3501

Plano
6100, Tennyson Parkway,
Suite 200, Plano TX 75024,
Tel.: 1 469 229 9400
Fax: 1 469 229 9598

Quincy
Two Adams Place, Quincy, MA 02169
Tel.: 1 781 356 3100
Fax: 1 781 356 3150

Reston
12021 Sunset Hills Road
Suite 340 Reston, VA 20190
Tel.: 1 703 234 3798
Fax: 1 703 234 3701

Southfield
3000 Town Center, Suite 2850
Southfield, MI 48075
Tel.: 1 248 603 4300
Fax: 1 248 208 3315

South Africa

Johannesburg
West Towers, 2nd Floor
Maude Street, Sandton
Johannesburg, 2195, South Africa
Tel.: 27 (0) 11 881 5600
Fax: 27 (0) 11 881 5611

Global presence – Subsidiaries of Infosys Limited

Infosys Technologies (Australia) Pty. Limited

Brisbane
Level 14, 116 Adelaide Street Brisbane,
QLD 4000
Tel.: 61 7 3231 9800
Fax: 61 7 3231 9899

Melbourne
Level 5, 818 Bourke Street,
Docklands VIC 3008,
PO Box 528, Collins Street
West Melbourne VIC 8007
Tel.: 61 3 9860 2000
Fax: 61 3 9860 2999

Level 21, 150 Lonsdale Street
Melbourne VIC 3000,
PO Box 528, Collins Street,
West Melbourne, VIC 8007
Tel.: 61 3 9860 2000
Fax: 61 3 9860 2997

Perth
Level 18,
Central Park Building,
152-158 St Georges Terrace,
Perth WA 6000
Tel.: 61 8 9288 1750
Fax: 61 8 9288 1753

Sydney
Level 3, 77 Pacific Highway,
North Sydney NSW 20060,
PO Box 1885
North Sydney NSW 2060
Tel.: 61 2 8912 1500
Fax: 61 2 8912 1555

New Zealand

Auckland
Level 7, 92 Albert Street, Auckland NZ
1010, PO Box 91397 Victoria St West
Auckland NZ 1142
Tel.: 64 9 301 9900
Fax: 64 9 365 1713

Wellington
Level 7, 16 Willis Street,
PO Box 11289,
Manners Street, Wellington
New Zealand
Tel.: 64 4 470 9300
Fax: 64 4 472 4616

Infosys Technologia do Brasil Ltda

Brazil
Rua Da Paisagem, 220,
Edifício Lumiere,
Andar: 5 E 6, Vila Da Serra,
Nova Lima Minas Gerais-CEP
34.000-000-Brazil
Tel.: 55 31 33068900
Fax: 55 31 33068901

Global presence – Subsidiaries of Infosys Limited *(contd.)*

Infosys Technologies (China) Co. Limited

Beijing
No. 8 Guanghuadongli,
Room 1501 Building 2.
Chaoyang District,
Beijing, China
Tel.: 86 10 57335000
Fax: 86 10 57335001

Dalian
No. 1001-1006,
No. 1 Hui Xian Garden
Dalian Hi-tech Industry Park
Dalian, China
Tel.: 86 21 58843000
Fax: 86 21 58843001

Hangzhou
Building A2,
Binjiang Intelligence Port
No. 301, Binxing Road
Binjiang District,
Hangzhou 310052
Tel.: 86 571 87930030
Fax: 86 571 87930001

Shanghai
Building A, No. 6,
Lane 3158, Long Dong Avenue,
Zhangjiang Hi-Tech Park,
Shanghai 201203, China
Tel.: 86 21 58843000
Fax: 86 21 58843006

Bldg 18, 1387 Zhang Dong Road,
Zhangjiang Hi-Tech Park,
Shanghai 201203
Tel.: 86 21 58843000
Fax: 86 21 58843001

Infosys Technologies (Shanghai) Co. Limited

Shanghai
Room 401, 501, Building 5,
No. 555 Dong Chuan Road,
Min Hang District,
Shanghai, China
Tel.: 86 21 58843000
Fax: 86 21 58842001

Infosys Technologies S. de R. L. de C. V.

Mexico
Ave. Acueducto No. 2610,
4piso Col. Del Paseo Residencial,
Monterrey, N. L. C. P. 64920
Tel.: 521 81 1253 8400
Fax: 521 81 1253 8401

Corporativo Santa Maria
Boulevard Diaz, Ordaz Numero 130
Monterrey, Mexico CP 64650
Tel.: 521 81 8850 9300
Fax: 521 81 8850 9301

Infosys Consulting India Limited.

India
Plot No. 26-A, Ground Floor,
Electronic City, Hosur Road,
Bangalore 560 100
Tel.: 91 80 6688 1144
Fax: 91 80 6688 2140

Infosys BPO Limited

Australia – Melbourne
Level 5, 818, Bourke Street,
Docklands VIC 3008
P. O. Box 528, Collins Street
West Melbourne VIC 8007
Tel.: 61 3 9860 2000
Fax: 61 3 9860 2999

Canada – Toronto
5140, Yonge Street,
Suite 1400
Toronto ON M2N 6L7
Tel.: 416 224 7400
Fax: 416 224 7449

India – Bangalore
Electronics City, Hosur Road
Bangalore 560 100
Tel.: 91 80 2852 2405
Fax: 91 80 2852 2411

Pavithra Complex
No. 1, 27th Main, 2nd Cross,
1st Stage, BTM Layout,
Bangalore 560 068
Tel.: 91 80 3021 3600
Fax: 91 80 4171 4808

Salarpuria Infozone
Wing A, No. 39 (P), 41 (P) and 42 (P)
Electronic City, Hosur Road
Bangalore 560100
Tel.: 91 80 4067 0035
Fax: 91 80 4067 0034

27, SJR Towers
Bannerghatta Road,
J. P. Nagar, III Phase
Bangalore 560 078
Tel.: 91 80 5103 2000
Fax: 91 80 2658 8676

India - Chennai
Temple Steps 6th and 7th Floor
No. 184, Annasalai Saidapet
Chennai 600 015
Tel.: 91 44 6600 7000
Fax: 91 44 6600 7005

Unit of Ramanujam IT City SEZ,
Hardy Towers, 3rd & 4th floor,
TRIL Infopark Ltd, Taramani,
Rajivgandhi Salai (OMR),
Chennai 600113
Tel.: 91 44 6685 5111
Fax: 91 44 6685 5107

India - Gurgaon
7th floor Tower A, B and C,
Building No. 6, DLF Cyber City,
Developer Limited,
Special Economic Zone,
Sector 24 and 25 DLF PH-3, Gurgaon
Tel.: 91 124 4583 700
Fax: 91 124 4583 701

India - Jaipur
Plot No. E-142-143,
Sitapura Industrial Area
Jaipur 302022
Tel.: 91 141 2771 325
Fax: 91 141 2771 325

IT-A-001
Mahindra World City,
SEZ, Village Kalwara,
Tahsil Sanganer, Jaipur 302029
Tel.: 91 141 3956 000
Fax: 91 141 3956 100

India - Pune
Plot No. 1, Building No. 4,
Pune Infotech Park,
Hinjawadi, Tavluka Mulshi
Pune 411 057
Tel.: 91 20 2293 2900
Fax: 91 20 2293 4540

Plot No. 24
Rajiv Gandhi Infotech Park,
Phase II, Village Maan,
Taluka Mulshi, Pune 411 057,
Tel.: 91 20 2293 2800
Fax: 91 20 2293 4540

Plot No. 24/3
Rajiv Gandhi Infotech Park,
Phase II, Village Maan,
Taluka Mulshi, Pune 411 057
Tel.: 91 20 4023 2001
Fax: 91 20 3981 5352

Philippines
2nd and 3rd Floor,
Trade Hall Metro
Market, Bonifacio Global City
Fort Bonifacio Taguig City
Metro Manila, Philippines
Tel.: 632 856 3319
Fax: 632 856 3320

United Kingdom
14th Floor, 10 Upper Bank Street
Canary Wharf, London E14 5NP
Tel.: 44 20 7715 3388
Fax: 44 20 7715 3301

United States – Atlanta
3200 Windy Hill Rd,
Suite 100-W
Atlanta, GA 30339
Tel.: 1 770 799 1958
Fax: 1 770 799 1861

United States - Bridgewater
400 Crossing Boulevard, 1st Floor,
Bridgewater, NJ 08807
Tel.: 1 908 450 8209
Fax: 1 908 842 0284

Infosys Public Services Inc.

Plano
6100, Tennyson Parkway
Suite 200, Plano, TX 75024
Tel.: 1 469 229 9400
Fax: 1 469 229 9598

Global presence – Subsidiaries of Infosys BPO Limited

Infosys BPO s.r.o.
Holandka 9, 63900, Brno
Tel.: 420 542 212406
Fax: 420 543 236349

Infosys BPO Poland Sp. Z.o.o.
Al. Pilsudskiego 22 90-051
Lodz, Poland
Tel.: 48 42 291 8000
Fax: 48 42 291 8081

UL. Gdanska 47
90-729 Lodz, Poland
Tel.: 48 42 291 8205
Fax: 48 42 291 80 73

McCamish Systems LLC
6425 Powers Ferry Road
3rd Floor, Atlanta, GA 30339
Tel.: 1 800 366 0819
Fax: 1 770 690 1800

Portland Group Pty. Limited

Brisbane
L18, Brisbane Club Tower
241 Adelaide St
Brisbane QLD 4000 Australia
Tel.: 61 7 3009 8100
Fax: 61 7 3009 8123

Melbourne
Suite 602, 10 Yarra Street
South Yarra VIC 3141 Australia
Tel.: 61 3 8825 3899
Fax: 61 3 8825 3898

Perth
Level 1, 99 St Georges Terrace
Perth WA 6000 Australia
Tel.: 61 8 9254 9313
Fax: 61 8 9254 9388

Sydney
Level 8, 68 Pitt Street
Sydney NSW 2000 Australia
Tel.: 61 2 9210 4399
Fax: 61 2 9210 4398

Subsidiary of Portland Group Pty. Limited
Portland Procurement Services Pyt. Ltd.

Brisbane
L18, Brisbane Club Tower
241 Adelaide St
Brisbane QLD 4000 Australia
Tel.: 61 7 3009 8100
Fax: 61 7 3009 8123

Melbourne
Suite 602, 10 Yarra Street
South Yarra VIC 3141 Australia
Tel.: 61 3 8825 3899
Fax: 61 3 8825 3898

Perth
Level 1, 99 St Georges Terrace
Perth WA 6000 Australia
Tel.: 61 8 9254 9313
Fax: 61 8 9254 9388

Sydney
Level 8, 68 Pitt Street
Sydney NSW 2000 Australia
Tel.: 61 2 9210 4399
Fax: 61 2 9210 4398

Infosys®

Infosys Limited

Registered Office : Electronics City, Hosur Road, Bangalore 560 100, India

Additional information and practice not required under the Companies Act, 1956

Infosys' Board acknowledges the fact that not all shareholders attend the Annual General Meeting (AGM) and even though a proposal may have received the assent of the requisite majority of shareholders present at the AGM, the overall shareholder response to any proposal is not captured or known.

Infosys believes that determining and disclosing the overall shareholder response to the proposals placed before the shareholders in a general meeting is a valuable corporate governance practice. During the previous nine AGMs, the Company had made available a non-mandatory ballot through the postal system / internet as a channel for all shareholders to informally express their views on the resolutions tabled before the shareholders in the AGM. The non-mandatory ballot has helped the Company assess the general view of the absentee shareholders on the resolutions set out in the Notice.

The non-mandatory ballot through the internet is not in substitution of, or in addition to, your right as a shareholder to vote at the AGM.

The non-mandatory ballot through the internet will not have the force of a legally binding vote and will not be construed as a vote at the AGM. The result of the non-mandatory ballot through the internet will not impact the votes cast at the AGM. For your vote to be valid, ensure that you are present in person or send the nominated proxy in person to attend the AGM.

Please note that regardless of you participating in the non-mandatory ballot through the internet, you as a shareholder are entitled to attend and vote at the AGM or to appoint a proxy to attend the AGM.

The Company has appointed Parameshwar Hegde, Practicing Company Secretary, as the Scrutinizer for the non-mandatory ballot through the internet. He, in the opinion of the Board, is a duly qualified person. The Scrutinizer will collate all non-mandatory ballots and the results of the same will be disclosed at the AGM proceedings.

Instructions for participating in the non-mandatory ballot through the internet

To access the non-mandatory ballot portal, use the following URL :

From Infosys website :
http://www.infosys.com/agm2012

From Karvy website :
http://karisma.karvy.com/infosys

How to vote

1. Shareholders will have to choose between three modes of holding – holding shares in physical form, holding shares in a demat account with a depository participant connected to National Securities Depository Limited (NSDL) or holding shares in a demat account with a depository participant connected to Central Depository Services (India) Limited (CDSL).
2. Investors having a demat account with a depository participant connected to NSDL : Enter the depository participant identification number (DP ID) and client identification number (Client ID). Example : DP ID – IN302902 and Client ID – 11111111
3. Investors having a demat account with a depository participant connected to CDSL : Enter the 16-digit demat account number.

   Example : Demat Account Number is 1234567832145678
4. Investors holding shares in physical form : Enter the registered folio number. Example : Folio – ITL000123
5. If the valid entries are done as mentioned in steps 2 and 3/4, you will be able to cast your ballot. Cast your ballot by clicking on the check box corresponding to each resolution and make your selection by choosing 'In Favor', 'Against' or 'Abstain' for each resolution. Alternatively, you can also click the SELECT ALL button and cast your ballot.
6. Click the SAVE / NEXT button to preview the options that you had selected in the previous step.
7. Click the SUBMIT button to cast your vote for the online ballot.
8. Investors may cast their non-mandatory ballot only once on a resolution, using a specific demat account. If an investor has multiple demat accounts, he / she will be able to participate in the non-mandatory ballot separately, for each demat account, by using the respective DP ID and Client ID.
9. The portal will be open for voting from May 30, 2012 to June 7, 2012 between 10:00 a.m. to 5:00 p.m. IST.

Route map


M.G. Road
N
Brigade Road
Residency Road
Vellara Junction
Richmond Road
Baldwins Boys High School
Hosur Road
NIMHANS Convention Center
Towards Koramangala
Dairy Circle Flyover
Bannerghatta Road
Bangalore Diary
Christ University Auditorium
Hosur Road
BOSCH
FORUM Mall
Big Bazaar
St. Anthony's Church
HP Fuel Station
From Silk Board / Madiwala
Towards Sarjapur Road
St. John's Medical College and Hospital
Map not to scale

Christ University Auditorium
Hosur Road,
Bangalore 560 029
Karnataka, India.

www.infosys.com